                                                     RULE NO. 424(b)(1)
                                                     REGISTRATION NO. 333-53373

PROSPECTUS

                               6,000,000 SHARES
                                RCN CORPORATION                            LOGO
                                 COMMON STOCK

                               ----------------

  Of the 6,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock") of RCN Corporation, a Delaware corporation (the "Company" or "RCN"), offered hereby (the "Offering"), 5,303,855 shares are being sold by the Company and the balance of 696,145 shares is being sold by the Selling Stockholder (as defined herein). See "Underwriting." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

  The Company's authorized capital stock includes Common Stock and Class B Non-voting Common Stock, par value $1.00 per share ("Class B Stock," together, the "Common Equity") and Preferred Stock, par value $1.00 per share (the "Preferred Stock"). The economic rights of each class of Common Equity are identical, but voting and conversion rights differ. Holders of Common Stock are entitled to one vote per share and holders of Class B Stock are not entitled to vote. Shares of Common Stock are convertible into shares of Class B Stock. See "Description of Capital Stock." The Common Stock is included for quotation in The Nasdaq National Market ("Nasdaq") under the symbol "RCNC." On June 18, 1998 the last reported sale price of the Common Stock on Nasdaq was $19.625 per share.

  Concurrently with the offering of the Common Stock being made hereby (the "Offering"), the Company is offering, by means of a separate prospectus, $256.8 million aggregate principal amount at maturity of 11% Senior Discount Notes due 2008 to yield gross proceeds of approximately $150 million (the "Concurrent Notes Offering" and together with the Offering, the "Offerings"). The consummation of the Offering is not conditioned upon the consummation of the Concurrent Notes Offering and there can be no assurance that the Concurrent Notes Offering will be consummated.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   UNDERWRITING PROCEEDS TO SELLING PROCEEDS TO
                   PRICE TO PUBLIC DISCOUNT(1)      STOCKHOLDER     COMPANY(2)
-------------------------------------------------------------------------------
Per Share........      $19.50          $.87           $18.63          $18.63
-------------------------------------------------------------------------------
Total(4).........   $117,000,000    $5,220,000      $12,969,181     $98,810,819

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses of $800,000 payable by the Company.
(3) The Company has granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to 900,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $134,550,000, $6,003,000 and $115,577,819, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued or delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about June 24, 1998.

                               ----------------

MERRILL LYNCH & CO.                                        SALOMON SMITH BARNEY

NATIONSBANC MONTGOMERY SECURITIES LLC
                 DONALDSON, LUFKIN & JENRETTE
                          SECURITIES CORPORATION
                                             PRUDENTIAL SECURITIES INCORPORATED

                               ----------------

                 The date of this Prospectus is June 19, 1998.

                          FORWARD-LOOKING STATEMENTS

  CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS INCLUDE, IN PARTICULAR, STATEMENTS MADE AS TO PLANS TO DEVELOP NETWORKS AND UPGRADE FACILITIES, THE MARKET OPPORTUNITY PRESENTED BY MARKETS TARGETED BY THE COMPANY, THE COMPANY'S INTENTION TO CONNECT CERTAIN WIRELESS VIDEO, RESALE TELEPHONE AND INTERNET SERVICE CUSTOMERS TO ITS ADVANCED FIBER OPTIC NETWORKS, THE DEVELOPMENT OF THE COMPANY'S BUSINESSES, THE CURRENT AND FUTURE MARKETS FOR THE COMPANY'S SERVICES AND PRODUCTS, THE COMPANY'S ANTICIPATED CAPITAL EXPENDITURES, THE COMPANY'S ANTICIPATED SOURCES OF CAPITAL AND EFFECTS OF REGULATORY REFORM AND COMPETITIVE AND TECHNOLOGICAL DEVELOPMENTS. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. SUCH STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 9 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE THEIR MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' overallotment option. All share and per share data, stock option data and market prices (including historical trading prices) of RCN Common Stock have been restated to reflect the one for one stock dividend (the "Stock Dividend") declared on March 9, 1998 and paid on April 3, 1998. Unless the context indicates otherwise, "RCN" or the "Company" means RCN Corporation and its subsidiaries and joint ventures (including unconsolidated entities).

                                  THE COMPANY

  RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected high density markets. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices. The Company believes that it is the only publicly-traded facilities-based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believes that it will be the first competitive provider in its target markets.

  RCN's initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities and in the Washington, D.C. area. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. In the Boston market RCN operates its advanced fiber optic network through a joint venture with the Boston Edison Company ("BECO"). The venture is managed and 51% owned by RCN and is accounted for on a consolidated basis. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock. In the Washington, D.C. market RCN is developing an advanced fiber optic network through a joint venture named Starpower Communications, LLC ("Starpower") with Pepco Communications, L.L.C. ("Pepco Communications"), an indirect wholly owned subsidiary of Potomac Electric Power Company ("PEPCO"). Starpower is owned 50% by RCN and 50% by Pepco Communications and is accounted for under the equity method of accounting. RCN believes that these joint ventures provide it with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, Level 3 Communications, Inc. ("Level 3"), and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

  Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections." As of March 31, 1998, the Company had approximately 658,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--Properties." At March 31, 1998, RCN had approximately 20,300 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 638,200 connections attributable to customers served through other facilities ("off-net" connections). Off-net connections consist of approximately 227,500 connections attributable to the Company's hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and approximately 325,000 Internet service customers gained upon completion of the acquisitions of UltraNet Communications, Inc. ("UltraNet") and Erols Internet, Inc. ("Erols") in February 1998. As a result of the Erols and UltraNet acquisitions, RCN is a leading Internet service provider ("ISP") in the Boston to Washington, D.C. corridor.

  RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of Commonwealth Telephone Enterprises Inc. ("Commonwealth Telephone") (formerly C-TEC Corporation ("C-TEC")), which prior to September 30, 1997 owned and operated RCN. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

  RCN seeks to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. The Company continues to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor and has recently announced its intention to develop advanced fiber optic networks in the western United States. See "Recent Developments." The Company believes that its experience in the Northeast will provide it with a key strategic advantage when it enters new markets.

BUSINESS STRATEGY

  The Company believes that the opportunity to deploy effectively advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

  Developing Advanced Fiber Optic Networks. RCN's advanced fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. The Company expects that the substantial growth of the Internet and demand for high speed data service will play an important role in the demand for its fiber optic networks. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

  Focusing on Residential Customers in High-Density Markets. RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. The Company estimates that RCN's loop lengths are a small fraction of the incumbents. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

  Implementing Subscriber-Driven Investment Strategy. RCN attempts to deploy efficiently its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide selected services to customers located near its advanced fiber networks utilizing existing facilities that are available in advance of network construction. For example, RCN markets Internet services and provides resold telephone services in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 40,859 customers in New York City (as of March 31, 1998) with a view to extending the advanced fiber optic network to service many of these existing customers.

  Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco Communications and MFS Communications Company, Inc. ("MFS/WorldCom") (which is now a subsidiary of WorldCom, Inc. ("WorldCom")), which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of UltraNet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships. In addition, RCN recently entered into an agreement with Qwest Communications ("Qwest") under which it will lease fiber lines from Qwest tying RCN's local networks from Boston to Washington, D.C.

  Offering Bundled Voice, Video and Data Services. RCN believes that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

  Providing Superior Customer Service. RCN seeks to provide superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

RECENT DEVELOPMENTS

  On June 4, 1998 RCN announced its intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. The Company is targeting selected markets in the western United States which represent approximately 2% of the geography of the U.S. but account for approximately 12% of the U.S. telecommunications market based upon the number of telephone access lines. The Company expects that its initial west coast network will be developed in the San Francisco Bay Area, a market that benefits from high density, high per capita income and the highest Internet usage in the United States. RCN has submitted an application for competitive local exchange carrier ("CLEC") status in California, has obtained an "open video system" ("OVS") certification from the FCC for the City of San Francisco and surrounding counties and has held initial meetings with several municipalities in the San Francisco

Bay Area to discuss network deployment. The Company also expects its expansion to include selected markets in or near Southern California, Las Vegas and Phoenix. As is the case in its existing markets, the Company intends to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy, in developing new markets. The Company believes that its experience in the Northeast will provide it with a key strategic advantage. Subject to obtaining requisite regulatory approvals, the Company expects to commence initial network construction in the San Francisco Bay Area in 1999.

NETWORK DEVELOPMENT AND FINANCING PLAN

  In developing its advanced fiber optic networks, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. As part of this development plan, RCN pre-markets its services by offering Internet and resale telephone (and, in New York City, wireless video) services in areas targeted for expansion of advanced fiber optic network facilities. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether building its advanced fiber optic network in additional high density target markets can be achieved on an attractive economic basis.

  The Company expects that it will require a substantial amount of capital to fund the network development and operations in its target markets (including the Boston to Washington, D.C. corridor and new markets in the western United States), including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital expenditure requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300 million in 1998 and approximately $550 million in 1999. Additional funds will be required to fund operating losses during this period. As a result of more rapid deployment of its fiber optic network, the Erols and UltraNet acquisitions, and the anticipated development of new markets outside the Boston to Washington, D.C. corridor, the Company's capital expenditure program is being accelerated. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures from September 1997 through 2000 in connection with development of the Boston and Washington, D.C. markets. Immediately following the consummation of the Offerings, the Company will have approximately $1,167 million of cash and cash equivalents and approximately $64 million of restricted cash. Such amounts are expected to provide sufficient liquidity to meet the Company's capital requirements through early 2000 (through 1999 if the Concurrent Notes Offering is not completed).

  The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Due to its subscriber driven investment strategy, should the Company encounter a successful rollout in its initial markets and/or decide to enter additional markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. The proposed development of new networks in selected markets in the western United States will substantially increase the Company's capital requirements. The Company's initial network development plan for expansion into its target markets in the western United States will require funding of approximately $350 million (including operating losses) through the year 2000; however, the actual timing and amount of capital required may vary materially from the Company's initial estimates. See "Risk Factors--Further Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

THE DISTRIBUTION

  Prior to September 30, 1997, the Company was operated as a wholly-owned subsidiary of C-TEC. On September 30, 1997 (the "Distribution Date"), C-TEC completed a spin-off transaction by distributing all of the shares of its subsidiaries, RCN and Cable Michigan, Inc. ("Cable Michigan"), to the holders of C-TEC Common Equity. The Company, Commonwealth Telephone and Cable Michigan have entered into certain agreements governing various ongoing relationships between the three companies, including a distribution agreement and a tax sharing agreement. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan."

                                ----------------

  The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and its telephone number is (609) 734-3700. The Company maintains a web site at http://www.rcn.com where general information about the Company is available. Reference to the website shall not be deemed to incorporate the contents of the website into this Prospectus.

                                  THE OFFERING

 Common Stock Offered by the Company................ 5,303,855
 Common Stock Offered by Selling Stockholder........ 696,145
 Common Stock Outstanding as of June 17, 1998....... 58,685,960(1)
 Common Stock to be Outstanding After the Offering.. 63,989,815(1)
 NASDAQ symbol...................................... RCNC
 Use of Proceeds.................................... The net proceeds of the
                                                     Offering will be approxi-
                                                     mately $98 million, after
                                                     deducting estimated com-
                                                     missions and offering ex-
                                                     penses. The proceeds from
                                                     the Offering of Common
                                                     Stock will be used to fund
                                                     operating losses and for
                                                     general corporate purpos-
                                                     es. See "Use of Proceeds."
                                                     The Company will not re-
                                                     ceive any proceeds from
                                                     the sale of the shares of
                                                     stock offered by the Sell-
                                                     ing Stockholder.
 Notes Offering..................................... Concurrently with the
                                                     Offering being made
                                                     hereby, the Company is
                                                     offering, by means of a
                                                     separate prospectus,
                                                     $256.8 million aggregate
                                                     principal amount at
                                                     maturity of its 11% Senior
                                                     Discount Notes due 2008
                                                     (the "Notes") to yield
                                                     gross proceeds of $150
                                                     million. The consummation
                                                     of the Offering being made
                                                     hereby is not conditioned
                                                     upon the consummation of
                                                     the Concurrent Notes
                                                     Offering and there can be
                                                     no assurance that the
                                                     Concurrent Notes Offering
                                                     will be consummated.

--------
(1) Includes 366,622 shares of Common Stock to be issued in connection with the Lancit Merger although the actual number issued may be less due to the elimination of fractional share interests. See "Business--Recent Acquisition Transactions."

                                  RISK FACTORS

  Prospective investors should carefully consider all of the information in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 9.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

  The table below sets forth selected historical consolidated financial data for RCN. Prior to September 30, 1997, the Company operated as part of C-TEC. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

  The selected historical consolidated financial data for the years ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") and the Company's unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the three month periods ended March 31, 1998 and 1997 and as of March 31, 1998 are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. In the opinion of the Company's management, these three month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. The supplemental unaudited financial information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" presents RCN's results of operations as if all domestic joint ventures were fully consolidated, and shows the ownership share of its domestic joint venture partners as minority interests. The Company believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                               THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                         MARCH 31,
                         ----------------------------------------------------  --------------------
                           1993      1994      1995(1)     1996       1997       1997       1998
                         --------  --------    --------  --------  ----------  --------  ----------
                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Sales................... $ 49,504  $ 59,500    $ 91,997  $104,910  $  127,297  $ 29,677  $   40,138
Costs and expenses,
 excluding depreciation
 and amortization.......   30,821    49,747      75,003    79,107     134,967    25,524      48,455
                         --------  --------    --------  --------  ----------  --------  ----------
EBITDA before
 nonrecurring
 charges(2).............   18,683     9,753      16,994    25,803      (7,670)    4,153      (8,317)
Nonrecurring
 charges(3).............      --        --          --        --       10,000    10,000      44,700
Depreciation and
 amortization...........    9,922     9,803      22,336    38,881      53,205    12,191      17,691
                         --------  --------    --------  --------  ----------  --------  ----------
Operating (loss)
 income.................    8,761       (50)     (5,342)  (13,078)    (70,875)  (18,038)    (70,708)
Interest income.........   17,882    21,547      29,001    25,602      22,824     5,153      12,815
Interest expense........  (17,127)  (16,669)    (16,517)  (16,046)    (25,602)   (3,431)    (22,735)
Other (expense) income,
 net....................    1,195     1,343        (304)     (546)        131       (33)       (899)
(Benefit) provision for
 income taxes...........      167     2,340       1,119       979     (20,849)   (4,800)    (11,682)
Equity in loss of
 unconsolidated
 entities(4)............      --        --       (3,461)   (2,282)     (3,804)     (805)     (1,493)
Minority interest in
 loss (income) of
 consolidated
 entities(5)............      (85)      (95)       (144)    1,340       7,296       910       3,586
Extraordinary charge-
 debt prepayment
 penalty,
 net of tax of
 $1,728(6)..............      --        --          --        --       (3,210)      --          --
Cumulative effect of
 changes in accounting
 principles(7)..........    1,628       (83)        --        --          --        --          --
                         --------  --------    --------  --------  ----------  --------  ----------
Net (loss) income....... $ 12,087  $  3,653    $  2,114  $ (5,989) $  (52,391) $(11,444) $  (67,752)
                         ========  ========    ========  ========  ==========  ========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............ $291,634  $568,586(8) $649,610  $628,085  $1,150,992  $592,697  $1,578,232
Long-term debt .........  181,500   154,000     135,250   131,250     686,103   131,250   1,053,324
Shareholders' equity....   74,329   372,847(8)  394,069   390,765     356,584   362,449     362,283

                                                             AS OF
                                                --------------------------------
                                                6/30/97 9/30/97 12/31/97 3/31/98
SERVICE CONNECTIONS(9)                          ------- ------- -------- -------
Advanced Fiber:
 Voice........................................      370   1,909   3,214    4,473
 Video........................................    1,060   4,870  11,784   15,599
 Data.........................................       81     326     150      267
                                                ------- ------- -------  -------
Subtotal On-Net...............................    1,511   7,105  15,148   20,339
                                                ------- ------- -------  -------
Other(10):
 Voice(11)....................................    4,672  10,953  24,900   40,447
 Video(12)....................................  228,458 229,198 227,619  227,558
 Data.........................................      --      --      --   370,271
                                                ------- ------- -------  -------
Subtotal Off-Net..............................  233,130 240,151 252,519  638,276
                                                ------- ------- -------  -------
Total Service Connections.....................  234,641 247,256 267,667  658,615
                                                ======= ======= =======  =======
Advanced Fiber Units Passed...................    7,940  26,083  44,045   63,386

--------
 (1) Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. In May 1995, a subsidiary of C-TEC acquired Twin County Trans Video, Inc. ("Twin County") and accordingly Twin County is fully consolidated in the Company's financial statements since the date of acquisition. See Note 4 to the Consolidated Financial Statements of the Company.
 (2) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.
 (3) Nonrecurring charges in 1997 represent costs of $10,000 incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services, and in 1998 represent nonrecurring costs of $44,700 of acquisition of in-process technology relating to the acquisitions of UltraNet and Erols.
 (4) Equity in loss of unconsolidated entities primarily consists of the Company's proportionate share of income (losses) and amortization of excess cost over net assets of Megacable, S.A. de C.V. ("Megacable"). The Company purchased its 40% equity interest in Megacable in January 1995 and accounts for its investment by the equity method of accounting.
 (5) In 1997, the minority interest in (income) loss of consolidated entities consists of minority losses of the RCN-BECOCOM, LLC joint venture of $6,562, minority losses of Freedom New York, L.L.C. ("Freedom") through March 1997 of $966 and minority income earned by a cable television partnership of $(232). The minority interest in (income) loss of consolidated entities primarily consists of the approximately 20% minority interest in the loss of Freedom in 1996. Prior to 1996 the minority interest represents minority income earned by a cable television partnership.
 (6) Extraordinary charge represents the fee, net of taxes, paid in connection with the early prepayment of 9.65% Senior Secured Notes of C-TEC Cable Systems, Inc. (the "Senior Secured Notes"). The Senior Secured Notes were prepaid in connection with the Company's acquisition of a new $125,000 credit agreement comprised of a five year revolving credit facility in the amount of $25,000 and a $100,000 term credit facility which is to be repaid over six years in quarterly installments from September 30, 1997 through June 30, 2005.
 (7) The cumulative effect of changes in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993 and the accounting for benefits under Statement of Financial Accounting Standards No. 112--"Employers' Accounting for Postemployment Benefits" in 1994.
 (8) During 1994, C-TEC transferred to the Company an equity contribution of $298,759 primarily representing net proceeds from a C-TEC common stock rights offering.
 (9) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.
(10) RCN classifies connections within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch.
(11) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.
(12) Includes approximately 40,859 wireless connections. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,000 connections at March 31, 1998).

                 SUMMARY PRO FORMA FINANCIAL AND OPERATING DATA

  The following unaudited summary pro forma financial data include adjustments to the historical statements of operations of the Company for three months ended March 31, 1998 and the year ended December 31, 1997 as if the Distribution, borrowings of $110 million under the Credit Agreement, the offering (the "1997 Notes Offering") of the 10% Senior Notes and the 11 1/8% Senior Discount Notes, both due 2007 (the "10% Senior Notes" and "11 1/8% Senior Discount Notes," respectively, and together, the "1997 Notes"), the acquisition of Erols (the "Acquisition"), the issuance of the 9.80% Senior Discount Notes due 2008 (the "9.80% Senior Discount Notes" or the "1998 Notes"), the issuance of the Common Stock and the Notes in the Offerings had occurred on the first day of the respective periods. Such adjustments result primarily from changes in the capital structure of the Company and accounting for the Acquisition. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following unaudited pro forma financial data for the respective periods are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had such transactions occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                                                   THREE MONTHS
                                                       YEAR ENDED     ENDED
                                                      DECEMBER 31,  MARCH 31,
                                                          1997         1998
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales...............................................   $ 141,273     $ 43,467
Costs and expenses, excluding depreciation and amor-
 tization...........................................     154,032       51,664
Nonrecurring charges................................      10,000       44,700
Depreciation and amortization.......................      61,421       18,829
                                                       ---------     --------
Operating (loss)....................................     (84,180)     (71,726)
Interest income.....................................      14,138       12,815
Interest expense....................................    (124,756)     (30,970)
Other (expense) income, net.........................          82         (904)
                                                       ---------     --------
(Loss) before income taxes..........................    (194,716)     (90,785)
(Benefit) for income taxes..........................     (61,794)     (15,540)
                                                       ---------     --------
(Loss) before equity in unconsolidated entities and
 minority interest..................................    (132,922)     (75,245)
Equity in loss of unconsolidated entities...........     (17,224)      (3,195)
                                                       ---------     --------
(Loss) before extraordinary charge and minority in-
 terest in loss of consolidated entities............   $(150,146)    $(78,440)
                                                       =========     ========
OTHER DATA:
EBITDA before nonrecurring charges(1)...............   $ (12,759)    $ (8,197)
Capital expenditures................................   $  90,392     $ 30,798
Connections (at end of period)......................     593,646      658,615
Full Time Employees (at end of period)..............       1,446        1,606

--------
(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should carefully review the following factors.

  This Prospectus contains certain forward-looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video and resale telephone customers to its advanced fiber optic networks, the development of the Company's businesses, the current and future markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. Such forward-looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Prospectus. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, connect existing customers to its advanced fiber optic networks, access markets, finance network development, design and construct fiber optic networks, install or lease fiber optic cable and other facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, judicial, competitive and technological developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

LIMITED OPERATING HISTORY; NEGATIVE CASH FLOW; OPERATING LOSSES

  The Company has only recently begun operating a voice, video and data services business and this business has only a limited operating history upon which investors may base an evaluation of its performance. In connection with entering this business, the Company has incurred operating and net losses and negative cash flows to build its networks and pursue its business plans and expects to continue to do so for the foreseeable future as it expands its network and customer base. The extent to which the Company continues to experience negative cash flow in the future will be affected by a variety of factors, including the pace of its entry into new markets, the time and expense required for building out its planned network, its success in marketing its services, the intensity of the competition experienced by the Company and the availability of additional capital to pursue its business plans. The Company had operating losses after depreciation and amortization and nonrecurring charges of $70,875,000, $13,078,000 and $5,342,000 for the years ended December 31, 1997, 1996 and 1995 and $70,708,000 for the three months ended March 31, 1998. On a pro forma basis, after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Statements," the Company had operating losses after depreciation and amortization and nonrecurring charges of $84,180,000 for the year ended December 31, 1997 and $71,726,000 for the three months ended March 31, 1998. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FURTHER CAPITAL REQUIREMENTS

  The Company expects that it will require a substantial amount of capital to fund the network development and operations in its target markets (including markets in the Boston to Washington, D.C. corridor and new markets in the western United States), including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital expenditure requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300 million in 1998 and approximately $550 million in 1999. Additional funds will be required to fund operating losses during this period. As a result of more rapid deployment of its fiber optic network, the Erols and UltraNet acquisitions, and the anticipated development of new markets outside the Boston to

Washington, D.C. corridor, the Company's capital expenditure program is being accelerated. These capital expenditures do not include amounts to be funded by the Company's joint venture partners in connection with the Boston and Washington, D.C. joint ventures. The Company is obligated to fund its portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. See "--Dependence on Strategic Relationships; Terms of Joint Venture Arrangements." The Company expects that its joint venture partners will each contribute approximately $150 million in capital to the joint ventures in the period from September 30, 1997 through 2000 in order to fund capital expenditures at the joint venture company level, of which approximately $50.9 million has been contributed. RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. The joint venture partners of Starpower are currently negotiating the terms of such contribution. Failure by its joint venture partner(s) to make anticipated capital contributions could have a material adverse effect on the Company.

  The Company believes that it has sufficient liquidity to meet its capital requirements through early 2000 assuming completion of the Offerings, or through 1999 assuming completion of this Offering only. The actual timing and amount of capital required for the rollout of the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays (including those associated with adverse weather conditions), cost overruns, engineering design changes and other technological risks or to meet other unanticipated expenses. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. The proposed development of new networks in selected markets in the western United States will substantially increase the Company's capital requirements. The Company's initial network development plan for expansion into its target markets in the western United States will require funding of approximately $350 million (including operating losses) through the year 2000; however, the actual timing and amount of capital required may vary materially from the Company's initial estimates. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL INDEBTEDNESS; EFFECT OF FINANCIAL LEVERAGE

  The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. As of March 31, 1998, on a pro forma basis, after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Statements," the Company had an aggregate of approximately $1,203 million of indebtedness outstanding, representing 72.3% of total capitalization, and the ability to borrow up to an additional $22 million under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future and there can be no assurance that the Company's operating cash flow will be sufficient to pay principal and interest on the Company's various debt securities. In addition, the Company will require substantial additional indebtedness, particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financings or may otherwise restrict the Company's business activities.

  The extent of the Company's leverage may have the following consequences:
(i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

ABILITY TO MANAGE GROWTH; RISKS RELATED TO ACQUISITIONS

  The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to access markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition to markets presently being developed, RCN is continually evaluating other potential markets, both within the Boston to Washington, D.C. corridor and in non-contiguous areas, for possible network development. As is the case in its present markets, the Company intends to evaluate potential markets in terms of population density and favorable demographics, and to apply a subscriber-driven investment strategy, in developing new markets. There can be no assurance that the Company will be able to expand its existing network or to identify and develop new markets. Furthermore, the Company's ability to manage its expansion effectively will also require it to continue to implement and improve its operating and administrative systems and attract and retain qualified management and professional and technical personnel. If the Company were not able to manage its planned expansion effectively it could have a material adverse effect on the Company.

  RCN recently announced its intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. There can be no assurance that the Company will be able to obtain the necessary regulatory and other approvals (including rights-of-way) on a timely basis, or at all. The proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although the Company believes that its experience in the Northeast will provide it with strategic advantages in developing new markets, there can be no assurance that the Company's experience in the Boston to Washington, D.C. corridor will be replicated in the western United States.

  The Company has experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Such acquisitions may place a significant strain on the Company's resources, and could subject the Company to additional expenses during the integration process. Although the Company's acquisitions of Erols and UltraNet were consummated in February, 1998, the process of integrating the business of the ISPs into the Company may take a significant period of time. In addition, RCN expects that it will need to upgrade the systems and controls of the companies being acquired. As a result, there can be no assurance that the Company will be able to successfully integrate these ISPs successfully or in a timely manner. See "--Risks Relating to Provision of Internet Services."

RAPID TECHNOLOGICAL CHANGES

  The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on the Company.

DEPENDENCE ON STRATEGIC RELATIONSHIPS; TERMS OF JOINT VENTURE ARRANGEMENTS

  The Company has entered into a number of strategic alliances and relationships in order to provide it with early entry into the market for telecommunications services. As the Company's network is further developed, it will be dependent on these arrangements to provide the full range of its telecommunications service offerings. The key strategic relationships include
(1) RCN's arrangements with MFS/WorldCom to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston,
(2) RCN's joint venture
with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston and (3) RCN's joint venture with Pepco Communications, an indirect subsidiary of PEPCO, to develop an advanced fiber optic network in the Washington, D.C. market. See "Business--Strategic Relationships." The Company also has in place arrangements to act as a reseller of Bell Atlantic local telephone services and arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities (including Bell Atlantic services previously provided by NYNEX). Any disruption of these relationships or arrangements could have a material adverse effect on the Company. The Company has also executed comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint, covering, along with the District of Columbia, ten states in the Northeast and New England-Middle Atlantic corridor areas, which the Company has targeted as its initial geographic markets. The Company may be required to negotiate new interconnection agreements from time to time and as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the incumbent local exchange carrier ("LEC") or renewals of existing interconnection agreements. The failure to negotiate or renew required interconnection agreements could have a material adverse effect on the Company.

  The agreements governing the Company's joint ventures with BECO and Pepco Communications contain material provisions for the management, governance and ownership of the Greater Boston and Washington, D.C. businesses, respectively. The Boston Joint Venture Agreement (as defined under "Business--Strategic Relationships") provides, among other things, that (1) certain fundamental business actions, such as material capital expenditures, debt incurrences and distributions to the Company and BECO, require the joint approval of RCN and BECO; (2) neither RCN nor BECO may transfer their interests in the joint venture for a period of three years without the other's consent and, thereafter, may only do so while observing certain rights of first offer and tag-along rights; (3) upon a change of control (as defined below) of RCN Telecom Services of Massachusetts ("RCN Massachusetts") or BECOCOM, Inc. ("BECOCOM"), the other party has the right to acquire all of the equity interest in the joint venture for fair market value; (4) following certain deadlock events (defined generally as an inability of RCN and BECO to agree upon certain fundamental business actions requiring mutual consent), either RCN or BECO may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest; and (5) in the event of a default by the Company in meeting a capital call, BECO may dilute the Company's interest in the joint venture. The Amended and Restated Operating Agreement (the "Starpower Operating Agreement") for Starpower provides, among other things, that (1) so long as each partner maintains a 50% interest in the joint venture, all business actions require the approval of the operating committee;
(2) subject to certain exceptions, neither RCN nor Pepco Communications may sell any interest in Starpower within the first four years after the execution of the Starpower Operating Agreement nor may they thereafter sell any interest in Starpower without satisfying certain conditions; (3) upon a change of control of RCN Telecom Services of Washington, D.C., Inc. ("RCN Washington") or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to buy out the entity experiencing the change of control or to sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest or accept the change of control; (4) after three years following the execution of the agreement, upon certain deadlock events (defined generally as an inability of the operating committee to agree upon any business actions), either RCN Washington or Pepco Communications may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the obligation to elect to buy or sell its interest; and (5) failure to make scheduled capital contributions or to vote in favor of certain additional capital contributions may result in dilution of equity interests. Accordingly, certain matters beyond the control of the Company, such as a change of control of RCN or an inability to agree on certain proposed actions, could result in it being forced to sell its interest in the relevant joint venture or buy out the interest of the other joint venturer. There can be no assurance that these provisions will not have a material adverse effect upon the Company's liquidity or future prospects or that, if necessary, the Company will be able to raise the necessary funds to acquire the balance of the interests in the joint venture on a timely basis and thereby maintain its interest in the venture in question. See "Business-- Strategic Relationships." In addition, although certain covenants contained in the indentures applicable to the 1997 Notes, the 1998 Notes and the Notes (the "Indentures") are applicable to the joint venture companies, neither the joint venture companies nor the Company's joint venture partners are parties to the Indentures and accordingly are not bound to comply with the terms of the Indentures. A disagreement with its joint venture partners over certain business actions, including actions related to compliance with the Indentures, could give rise to a deadlock event.

COMPETITION

  RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets.

  With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs and cellular and other wireless telephone service providers. With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the interexchange carriers ("IXCs"), including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. Certain of the IXCs, including AT&T, MCI and Sprint, have announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services. Sprint recently announced its intention to construct a nationwide high speed voice and data network.

  All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Among the alternative video distribution technologies are home satellite dish earth stations, private satellite master antenna television systems, direct broadcast satellite services ("DBS") and wireless program distribution services such as multi-channel multipoint distribution service systems. The Company expects that its video programming service will face growing competition from current and new DBS service providers.

  RCN believes that among the existing competitors, the incumbent LECs and the incumbent cable providers provide the most direct competition to RCN in the delivery of "last mile" connections to residential consumers for voice and video services. In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston and SBC Communications ("SBC") in the western United States), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. The incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter into the long distance telephone services market and, in addition, have long-standing relationships with their customers. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business. The recently announced merger between SBC and Ameritech Corporation ("Ameritech") may also potentially increase the competitive environment in the Company's target markets if SBC continues to pursue a nationwide strategy.

  The Telecommunications Act of 1996 (the "1996 Act") permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

  Certain of RCN's video programming service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time Warner Cable in New York City and Cablevision in Boston. The Company is expected to face significant competition from incumbent video programming providers in the western United States. RCN's wireless video service in New

York City competes with Time Warner Cable, Cablevision Systems and Comcast. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric Cable TV, which also holds a franchise for the relevant service area.

  RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. Cellularvision, a provider of local multipoint distribution service ("LMDS"), offers wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future.

  The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies; (v) LECs;
(vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, Inc. ("America Online"), the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the Federal Communications Commission (the "FCC") a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

  Other new technologies may become competitive with services that RCN offers. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

REGULATION

  The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates.

  The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

  Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow Regional Bell Operating Companies ("RBOCs") to enter the long distance market within their own local service regions.

  Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state public utility commissions ("PUCs") to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

  Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing RBOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a decision (the "SBC Decision") finding that Sections 271 to 275 of the Telecommunications Act of 1996 are unconstitutional. SBC Communications, Inc., et al. v. Federal Communications Commission, et al., Civil Action No. 7:97-CV-163-X. These sections of the 1996 Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA (local access and transport area) telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

  The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston and the City of New York, and has entered into an OVS agreement to allow it to provide OVS services in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington, D.C. and surrounding communities.

  RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state). See "Business--Regulation-- Regulation of Voice Services." Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City.

  In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of a joint venture with Boston Edison, in Boston and 47 surrounding communities. Initiation of OVS services is subject to negotiation of certain agreements with local governments. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. It executed an agreement with the City of New York on December 29, 1997, and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

  In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other video programming providers ("VPPs"). Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals for the Fifth Circuit; if certain aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on and information about RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on and information about the Boston OVS network. In a Memorandum Opinion Order released on April 28, 1998, the FCC's Cable Services Bureau granted in part and denied in part Time Warner's petition. RCN has sought review of certain aspects of this order. RCN will continue to oppose these requests made to the FCC, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

  Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly-adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

  RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable Company ("Bartholdi Cable") pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an initial decision (the "Initial Decision") was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

  There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities in order to convert its wireless video subscribers to an advanced fiber optic network.

  RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition." On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company is contesting this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition. With the passage of the 1996 Act all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets. Federal requirements also impose certain broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station, and that require cable operators to set aside certain channels for public, educational and governmental access programming. Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided.

  RCN's ability to provide franchised cable television services is dependent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. As at the date of this Prospectus, RCN has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems' networks in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable system's franchises are due for renewal within the next three years. No assurances can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

  The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future. See "--Potential Liabilities Associated with Internet Businesses."

  The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time. For additional information on the regulatory environment in which the Company operates, see "Business--Regulation."

NEED TO OBTAIN AND MAINTAIN PERMITS, BUILDING ACCESS AGREEMENTS AND RIGHTS-OF-
WAY

  In order to develop its networks, the Company must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network.

ABILITY TO PROCURE PROGRAMMING SERVICES

  The Company's video programming services are dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers charge the Company for the right to distribute the channels to the Company's customers. The costs to the Company for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to the Company's future success. There can be no assurance that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

LIABILITIES FOR UNEARNED REVENUES

  Erols offers one-, two- and three-year subscriptions for Internet access, which generally are paid for in advance. Such subscriptions are subject to cancellation with a full refund for the first 30 days and to cancellation with a pro-rated refund thereafter. Such revenues will be recognized over the term of each such subscription, resulting in material short-and long-term liabilities for unearned revenues. As of December 31, 1996, Erols had short- and long-term liabilities for unearned revenues of approximately $12.9 million and $3.4 million, respectively and, as of December 31, 1997, of approximately $25.6 million and $8.9 million, respectively. Cancellation by a significant number of the subscribers under such contracts could require cash payment of material sums.

VARIABILITY OF OPERATING RESULTS

  As a result of factors such as the significant expenses associated with the development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period.

RISKS RELATING TO PROVISION OF INTERNET SERVICES

  Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication. The Company's Internet business will depend in part upon the continuing development and expansion of the Internet and the market for Internet access. Important issues concerning business and personal use of the Internet (including security, reliability, cost, ease of use, access and quality of service) remain unresolved and may significantly affect the growth of Internet use. Acceptance of the Internet for commerce and communications generally requires that potential users accept a new way of conducting business and exchanging information, industry participants continue to provide new and compelling content and applications, and the Internet provide a reliable and secure computer platform. A diminution in the growth of demand for Internet services or an absolute decrease in such demand could have a material adverse effect on the Company's Internet business.

  Evolving Industry Standards. New industry standards have the potential to replace or provide lower-cost alternatives to existing services. The adoption of such new industry standards could render the Company's existing services obsolete and unmarketable or require reduction in the fees charged therefor. For example, Erols' services currently rely on the widespread commercial use of Transmission Control Protocol/Internet Protocol ("TCP/IP"). Alternative open and proprietary protocol standards that compete with TCP/IP, including proprietary protocols developed by International Business Machines Corporation ("IBM") and Novell, Inc., have been or are being developed.

  ISPs participate in the Internet through contractual "peering arrangements" with Internet companies. These contractual arrangements are not subject to regulation and could be subject to revision in terms, conditions or costs over time.

  Constraints on Capacity and Supply of Equipment. The Company's ability to provide Internet service will depend in part on its ability to provide sufficient capacity, both at the level of particular point of presence (each a "POP") (affecting only subscribers attempting to use that POP) and in connection with system-wide services (such as e-mail and news services, which can affect all subscribers). In addition, the Company will be dependent in part on the availability of equipment such as modems, servers and other equipment. Any shortage of such equipment or capacity of servers could result in a strain on incoming access lines during peak times, causing busy signals and/or delays for subscribers.

  Reliance on Network Infrastructure; Risk of System Failure; Security
Risks. Internet network infrastructure is vulnerable to computer viruses and other similar disruptive problems caused by its users, other Internet users or other third parties. Computer viruses and other problems could lead to interruptions of, delays in, or cessation of service, by the Company, as well as corruption of the Company's or its subscribers' computer systems. In addition, there can be no assurance that subscribers or others will not assert claims of liability against the Company as a result of events such as computer viruses, other inappropriate uses or security breaches.

  Reciprocal Compensation. The Company's interconnection agreements with Bell Atlantic and other incumbent LECs entitle it, among other things, to collect reciprocal compensation payments from the incumbent LECs for local telephone calls terminating on the Company's facilities (as well as obligating the Company to make similar payments for outbound local calls it delivers to the incumbent LECs). However, Bell Atlantic and other incumbent LECs have challenged the application of these reciprocal compensation provisions to calls terminating at ISP points of presence, based on the argument that Internet traffic is inherently interstate, not local, in nature. To date, 18 state PUCs have issued final orders on this issue (some of which are subject to court appeals), and every such order has affirmed (based on prior FCC decisions) that local calls to ISPs are subject to reciprocal compensation. In the Bell Atlantic region, the New York, Pennsylvania, Maryland, and Virginia PUCs have issued such orders, and a similar case is pending in Massachusetts. However, there can be no assurance that other state PUCs will not issue contrary rulings, or that the FCC decisions on which the favorable rulings are based will not be changed as a result of regulatory, legislative, or judicial action. In addition, there can be no assurance that the current reciprocal compensation arrangements will be renewed on their existing terms when they expire (in most cases, in mid-1999).

  Proprietary Rights; Risk of Infringement. The Company relies on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its proprietary technology. However, there can be no assurance that the Company's technology will not be misappropriated or that equivalent or superior technologies will not be developed. In addition, there can be no assurance that third parties will not assert that the Company's services or its users' content infringe their proprietary rights.

  The Company has obtained authorization, typically in the form of a license, to distribute third-party software incorporated in the Erols access software product for Windows 3.1, Windows 95, Windows NT and Macintosh platforms. The Company plans to maintain or negotiate renewals of existing software licenses and authorizations. The Company may want or need to license other applications in the future.

  State and Local Taxes on Internet Services. The Company is currently subject to certain state and local taxes on certain of its telecommunications, data and Internet access services. The Company may become subject to additional state and local taxes on such services as it continues to expand and develop more services to customers throughout the United States and as more state and local taxing authorities become familiar with such services. Recognizing the problem of discriminatory and multiple state taxation for telecommunication or Internet services, various federal legislative proposals are currently pending before Congress that, if enacted, would limit the ability of the state or local governments to impose, assess, or attempt to collect any tax on such services. For example, the most recent version of the Internet Tax Freedom Act proposes to impose a three-year national moratorium on certain state and local taxation of electronic and Internet services and trade and to create a federally-led task force to develop recommendations for a national solution to the problem of discriminatory and multiple state taxation for online services. The Company believes that such proposals, if enacted, could reduce certain state or local taxes currently imposed on or may later be imposed on the Company's telecommunications, data and Internet access services. However, there can be no assurance as to whether or in what form any legislation will be enacted. In addition, there can be no assurance as to the extent that any such legislation, if enacted, would relieve the state or local taxes currently imposed, or would reduce the future state or local taxes that may be imposed, on the Company's telecommunications, data and Internet access services.

POTENTIAL LIABILITIES ASSOCIATED WITH INTERNET BUSINESSES

  Prior to the enactment of the Communications Decency Act of 1996 (the "CDA"), which is Title V of the 1996 Act, a federal district court held that an online service provider could be found liable for defamation, on the ground that the service provider exercised active editorial control over postings to its service. The CDA contains a provision which, one court has held, shields ISPs from such liability for material posted to the Internet by their subscribers or other third parties. Other courts have held that online service providers and ISPs may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials.

  As enacted, the CDA imposed fines on any entity that (i) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (ii) by means of an interactive computer service, sends or displays indecent material to a minor; or (iii) permits any telecommunications facility under such entity's control to be used for the foregoing purposes. That provision, as applied to indecent materials, has been declared unconstitutional by the United States Supreme Court. While the Clinton Administration has announced that it will not seek passage of similar legislation to replace this provision, action by Congress in this area remains possible. At present, the Company intends to exercise editorial control over Internet postings to the extent of blocking Web sites and Usenet News groups when the Company becomes aware that such sites or groups offer child pornography.

  As the law in this area develops, the potential that liability might be imposed on the Company for information carried on and disseminated through its network could require the Company to implement measures to comply with applicable law and reduce its exposure to such liability, which could require the expenditure of substantial resources or the discontinuation or modification of certain service offerings.

RELIANCE ON KEY PERSONNEL

  The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer equity-based compensation that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company has implemented an Employee Stock Ownership Plan ("ESOP") and makes available competitive employee benefit programs providing benefits substantially comparable to benefits provided immediately prior to the Distribution. There can be no assurance that the Company will retain or, as necessary, attract qualified management personnel.

DIVIDEND POLICY

  The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to declare or pay cash dividends on the RCN Common Stock in the foreseeable future. The declaration or payment of any cash dividends in the future will be at the discretion of the Board of Directors of RCN (the "Company Board"). The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects, covenant restrictions and such other factors as the Company Board may deem relevant. The Company is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. In addition, the Credit Agreement (as defined below) into which certain of the Company's subsidiaries have entered contains restrictions on the payment of dividends by these subsidiaries. The Company has also issued the 1997 Notes and the 1998 Notes, all of which are governed by the Indentures, which restrict the Company's and certain of its subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Dividends."

CONTROL BY LEVEL 3 TELECOM HOLDINGS, INC.; CONFLICTS OF INTEREST

  Level 3 Telecom Holdings, Inc. ("Level 3 Telecom"), formerly Kiewit Telecom Holdings, Inc., beneficially owns approximately 45% of the RCN Common Stock. Consequently, Level 3 Telecom effectively has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Level 3 Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Level 3 Telecom of a significant portion of its RCN Common Stock, or the perception that such a disposition may occur, could affect the trading price of the RCN Common Stock and could affect the control of the Company. The common stock of Level 3 Telecom is owned 90% by Level 3 and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company. Mr. McCourt is a member of the Board of Directors of Level 3.

  As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Level 3 Telecom effectively controls the Company, Commonwealth Telephone and Cable Michigan. In addition, the majority of the Company's named executive officers are also directors and/or executive officers of Commonwealth Telephone or Cable Michigan. See "Management." In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, also serves as a director and Chairman and Chief Executive Officer of Cable Michigan and as a director and Chairman and Chief Executive Officer of Commonwealth Telephone. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of the Company. In addition, Michael J. Mahoney, who has been President and Chief Operating Officer, as well as a director, of the Company since the Distribution, is also a director of Commonwealth Telephone. Mr. Mahoney expects to devote approximately 85-90% of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote the following approximate portions of their time to managing the affairs of the Company: Mr. Godfrey (80%); Mr. Haverkate (75%) and Mr. Adams (100%). In addition, Dennis Spina, Director and President of Internet Services of RCN, is expected to devote approximately 85-90% of his time to the affairs of RCN. The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

  In connection with the Distribution, Commonwealth Telephone has agreed to provide or cause to be provided to the Company and to Cable Michigan certain specified services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services to the Company, Cable Michigan and Commonwealth Telephone. See "Business-- Relationship Among Commonwealth Telephone, RCN and Cable Michigan." The aforementioned arrangements were not the result of arm's length negotiation between unrelated parties as the Company and Commonwealth Telephone have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of Commonwealth Telephone and Cable Michigan, which will be negotiated at arm's length.

ANTI-TAKEOVER EFFECTS OF CERTAIN STATUTORY, CHARTER, BYLAW AND CONTRACTUAL PROVISIONS

  Several provisions of the certificate of incorporation of RCN ("RCN Certificate of Incorporation") and the bylaws of RCN ("RCN Bylaws") and the Delaware General Corporation Law (the "DGCL") could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company, including provisions of the RCN Certificate of Incorporation and the RCN Bylaws creating a classified Board of Directors, limiting the shareholders' powers to remove directors, and prohibiting the taking of action by written consent in lieu of a shareholders' meeting. In addition, the Company Board has the authority, without further action by the shareholders, to fix the rights and preference of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of RCN Common Stock, including the loss of voting control to some.

  The Credit Agreement into which certain subsidiaries of the Company have entered includes as an event of default certain changes in control of the Company. The Indentures require the Company to purchase all of the securities issued thereunder at a premium in the event of a change of control of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain of the Company's agreements with MFS/WorldCom permit MFS/WorldCom to terminate those agreements on a change of control of RCN. BECO is entitled to purchase RCN's interest in their joint venture upon change of control of RCN. In addition, upon a change of control of RCN Washington, Pepco Communications has the right to sell to RCN its interest, or to buy RCN's interest, in the joint venture between the parties. See "Business--Strategic Relationships."

  These provisions and others that could be adopted or entered into in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter and Bylaw Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, there will be 63,989,815 shares of Common Stock outstanding (64,889,815 shares assuming the exercise of the Underwriters' overallotment option) (both numbers include 366,622 shares of Common Stock to be issued in connection with the Lancit Merger, although the actual number issued may be less due to the elimination of fractional share interests), of which 35,000,067 shares (includes approximately 310,159 shares of Common Stock to be issued in connection with the Lancit Merger) are tradeable without restriction by persons other than "affiliates" of RCN. The remaining shares of Common Stock may be deemed "restricted" securities within the meaning of the Securities Act, and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act.

  The Company, its directors and its executive officers and certain shareholders, who hold as of the date of this Prospectus approximately 27,130,805 shares of common stock (or options to purchase Common Stock that are currently exercisable or exercisable within 60 days), have agreed not to offer, sell, contract to sell, file a registration statement pursuant to the Securities Act (except for certain registration statements relating to the issuance of stock and stock options to employees) or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (except for private transactions by the holders of Common Stock where the transferee agrees to be bound by such restrictions), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters (as defined herein), for a period of 90 days after the date of this Prospectus.

  No assurance can be given that holders of the Common Stock will not decide, based upon the prevailing market and other conditions, to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to demand registration rights or otherwise. Certain holders of Common Stock that acquired such Common Stock in connection with the Company's acquisitions of UltraNet, Erols and Interport Communications Corp., a New York Corporation ("Interport"), have been granted registration rights. No assurance can be given that holders of the "restricted" shares of Common Stock will not decide to dispose of them pursuant to the provisions of Rule 144 or otherwise. In addition, the Company has filed a shelf registration statement covering 890,384 shares of Common Stock acquired by certain holders in connection with the Company's acquisition of UltraNet.

  No predictions can be made about the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sale could occur, may have an adverse impact on the market price for the shares of Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See "Shares Eligible for Future Sale."

SUBSTANTIAL DILUTION

  Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution in pro forma net tangible book value per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock and the Notes are estimated to be approximately $98 million (approximately $115 million if the Underwriters' over-allotment option is exercised in full) and $146 million, respectively, after deducting the Underwriters' discounts and commissions and estimated expenses payable by the Company. The net proceeds from the sale of Common Stock will be used to fund operating losses and for general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders. The consummation of the Concurrent Notes Offering is not a condition to the Offering, and there can be no assurance that the Company will complete both of the Offerings.

                                   DILUTION

  As of March 31, 1998, the net tangible book value of RCN was $242 million, or $4.18 per share of Common Stock. Net tangible book value per share represents the Company's net worth less intangible assets of $121 million divided by the total number of shares of Common Stock outstanding (as adjusted for the stock dividend). After giving effect to the sale by RCN of 5,303,855 shares of Common Stock pursuant to the Offering and deducting the underwriting discounts and estimated expenses to the Company of the Offering, the pro forma net tangible book value of RCN as of March 31, 1998 would have been $340 million, or $5.38 per share of Common Stock. Such amount represents an immediate increase in pro forma net tangible book value of $1.20 per share to the Company's existing stockholders and immediate dilution to new investors of $14.12 per share based upon an offering price of $19.50 per share of Common Stock. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

Public Offering price.............................................       $19.50
  Net tangible book value before the Offering..................... $4.18
  Increase in net tangible book value attributable to net proceeds to the Company of the Offering.................................  1.20
                                                                   ----- ------
Pro forma net tangible book value after the Offering..............         5.38
                                                                         ------
Dilution of net tangible book value to new investors..............       $14.12
                                                                         ======

                                   DIVIDENDS

  The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to declare or pay cash dividends on the RCN Common Stock in the foreseeable future. The declaration or payment of any cash dividends in the future will be at the discretion of the Company Board. The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. The Company is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. The Credit Agreement into which certain subsidiaries of the Company have entered contains restrictions on the payment of dividends by those subsidiaries. The Company has entered into the Indentures which restrict the Company's and certain of its subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of RCN."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998, (i) on an unaudited historical basis and (ii) on an as adjusted basis, giving effect to the consummation of the Offerings. The capitalization table below should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Statement of Operations."

                                                         MARCH 31, 1998
                                                   ---------------------------
                                                   HISTORICAL AS ADJUSTED(/1/)
                                                   ---------- ----------------
                                                     (DOLLARS IN THOUSANDS)
Cash, temporary cash investments and short-term
 investments...................................... $  923,000    $1,167,419
                                                   ==========    ==========
Cash restricted for debt service..................     63,619        63,619
                                                   ==========    ==========
Credit Agreement(2)...............................    103,000       103,000
10% Senior Notes due 2007.........................    225,000       225,000
11 1/8% Senior Discount Notes due 2007(3).........    367,720       367,720
9.80% Senior Discount Notes due 2008(3)...........    355,752       355,752
11% Senior Discount Notes due 2008(3).............        --        150,000
Capital lease obligations.........................      1,852         1,852
                                                   ----------    ----------
Total long-term debt..............................  1,053,324     1,203,324
                                                   ----------    ----------
Shareholders' equity..............................    362,283       460,294
                                                   ----------    ----------
  Total capitalization............................ $1,415,607    $1,663,618
                                                   ==========    ==========

--------
(1) The consummation of the Concurrent Notes Offering for gross proceeds of $150 million is not a condition to the closing of the Offering, and there can be no assurance that the Concurrent Notes Offering will be completed.
(2) As of July 1, 1997, three of RCN's direct and indirect subsidiaries entered into a credit agreement providing for an aggregate of $125,000 in availability, comprised of a $25,000 revolving credit facility and a $100,000 eight year term credit facility. As of March 31, 1998, $100,000 had been borrowed under the term credit facility and $3,000 had been borrowed under the revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) These notes were originally recorded at their initial issue price and the amount reported represents such original issue price plus a ratable portion of the accrual of the original issue discount.

                     MARKET PRICE AND DIVIDEND INFORMATION

  The RCN Common Stock (symbol: RCNC) currently trades on the NASDAQ.

  The following table sets forth the high and low bid prices per share of the RCN Common Stock on NASDAQ and cash dividends declared on the RCN Common Stock since the Distribution Date:

                                            RCN COMMON STOCK(1)
                                       ----------------------------------------
                                       MARKET PRICE ($)                CASH
                                       -----------------------      DIVIDENDS
                                         HIGH           LOW        DECLARED ($)
                                       --------       --------     ------------
   1997
     Quarter ending September 30(2)...      15 11/16       10 9/16       0
     Quarter ending December 31.......      21 1/2         12 1/2        0
   1998
     Quarter ending March 31..........      30 9/16        15 7/8        0
     Through June 18..................      29 3/8         19 5/8        0

--------
(1) Because RCN Common Stock was distributed on September 30, 1997 to holders of record of C-TEC Common Stock on September 19, 1997, market price and dividend information have only been set forth for the quarters ending September 30, 1997, December 31, 1997 and March 31, 1998. RCN Common Stock information has been restated to reflect the Stock Dividend.
(2) The prices reflect the partial period between September 19, 1997 through September 30, 1997. There was no market for RCN Common Stock prior to this period.

  The last reported sale price per share of RCN Common Stock on June 18, 1998, the last practicable date prior to the filing of this Prospectus, was $19.625.

  On June 17, 1998, there were approximately 2,692 holders of RCN Common Stock, no holders of Company Class B Stock and no holders of Company Preferred Stock. On June 17, 1998, 58,685,960 shares of RCN Common Stock were outstanding.

  The prices at which the RCN Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the RCN Common Stock.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

  Prior to September 30, 1997, the Company was operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statements of Operations set forth the historical statements of operations of the Company for the year ended December 31, 1997 and the three months ended March 31, 1998 and as adjusted for the Distribution, the acquisition of the 19.9% minority interest in Freedom, the 1997 Notes Offering, the Erols Acquisition, the 1998 Notes Offering, the Offering and the Concurrent Notes Offering and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of each respective period.

  Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Statements of Operations. The Unaudited Pro Forma Statements of Operations should be read in conjunction with the historical Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS ARE PROVIDED FOR INFORMATION PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S RESULTS OF OPERATIONS HAD THE DISTRIBUTION AND THE TRANSACTIONS AND EVENTS DESCRIBED ABOVE BEEN CONSUMMATED ON THE DATES ASSUMED, MAY NOT REFLECT THE RESULTS OF OPERATIONS OR FINANCIAL CONDITION WHICH WOULD HAVE RESULTED HAD THE COMPANY BEEN OPERATED AS A SEPARATE, INDEPENDENT COMPANY DURING SUCH PERIOD, AND ARE NOT NECESSARILY INDICATIVE OF THE COMPANY'S FUTURE RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

                                RCN CORPORATION

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1997
        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

                                                            ADJUSTMENTS
                                               LIBERTY/     FOR ISSUANCE                                       ADJUSTMENTS
                               ADJUSTMENTS      FREEDOM     OF THE 1997                  ACQUISITION             FOR THE
                      RCN          FOR        ACQUISITION     AND 1998         EROLS     ADJUSTMENTS      OFFERING OF NOTES AND
                  HISTORICAL   DISTRIBUTION   ADJUSTMENTS      NOTES       HISTORICAL(8)  FOR EROLS           COMMON STOCK
                  -----------  ------------   -----------   ------------   ------------- -----------      ---------------------
Sales...........  $   127,297                                                $ 36,528    $  (22,552)(9)
Cost and ex-
penses, exclud-
ing depreciation
and
amortization....      134,967                                                  49,829       (30,764)(9)
Nonrecurring
charges.........       10,000
Depreciation and
amortization....       53,205                   $ 1,250 (1)                     6,360           606 (10)
                  -----------    -------        -------       --------       --------    ----------            ----------
Operating (loss)
income..........      (70,875)                   (1,250)                      (19,661)        7,606                   --
Interest in-
come............       22,824    $(8,686)(2)
Interest ex-
pense...........      (25,602)    (5,654)(3)                  $(85,179)(4)       (162)          100            $  (18,719)(14)
                                  10,460 (5)
Other (expense)
income, net.....          131                                                     (49)
                  -----------    -------        -------       --------       --------    ----------            ----------
(Loss) income
before income
taxes...........      (73,522)    (3,880)        (1,250)       (85,179)       (19,872)        7,706               (18,719)
(Benefit) for
income taxes....      (20,849)    (1,358)(6)       (437)(7)    (29,812)(4)                   (9,338)(11)
                  -----------    -------        -------       --------       --------    ----------            ----------
(Loss) income
before equity in
unconsolidated
entities and mi-
nority inter-
est.............      (52,673)    (2,522)          (813)       (55,367)       (19,872)       17,044               (18,719)
Equity in (loss)
of unconsoli-
dated entities..       (3,804)                                                              (13,420)(9)
                  -----------    -------        -------       --------       --------    ----------            ----------
(Loss) income
before extraor-
dinary charge
and minority in-
terest in loss
of consolidated
entities........  $   (56,477)   $(2,522)       $  (813)      $(55,367)      $(19,872)   $    3,624            $  (18,719)
                  ===========    =======        =======       ========       ========    ==========            ==========
Unaudited pro
forma (loss) be-
fore extraordi-
nary charge and
minority inter-
est per common
share...........  $     (1.03)
Weighted average
number of common
shares and com-
mon stock equiv-
alents outstand-
ing.............   54,965,716                                                             1,730,648 (12)        5,303,855 (13)
                   PRO FORMA
                  ------------
Sales...........  $   141,273
Cost and ex-
penses, exclud-
ing depreciation
and
amortization....      154,032
Nonrecurring
charges.........       10,000
Depreciation and
amortization....       61,421
                  ------------
Operating (loss)
income..........      (84,180)
Interest in-
come............       14,138
Interest ex-
pense...........     (124,756)
Other (expense)
income, net.....           82
                  ------------
(Loss) income
before income
taxes...........     (194,716)
(Benefit) for
income taxes....      (61,794)
                  ------------
(Loss) income
before equity in
unconsolidated
entities and mi-
nority inter-
est.............     (132,922)
Equity in (loss)
of unconsoli-
dated entities..      (17,224)
                  ------------
(Loss) income
before extraor-
dinary charge
and minority in-
terest in loss
of consolidated
entities........  $  (150,146)
                  ============
Unaudited pro
forma (loss) be-
fore extraordi-
nary charge and
minority inter-
est per common
share...........  $     (2.42)
Weighted average
number of common
shares and com-
mon stock equiv-
alents outstand-
ing.............   62,000,219

           See Notes to Unaudited Pro Forma Statement of Operations

                                RCN CORPORATION

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1998
        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

                                                                                    ADJUSTMENTS
                                        ADJUSTMENTS      EROLS                        FOR THE
                                        FOR ISSUANCE   HISTORICAL ACQUISITION    OFFERING OF NOTES
                              RCN       OF THE 1997     1/1/98-   ADJUSTMENTS       AND  COMMON
                          HISTORICAL   AND 1998 NOTES  2/28/98(8)  FOR EROLS           STOCK          PRO FORMA
                          -----------  --------------  ---------- -----------    -----------------   -----------
Sales...................  $    40,138                   $ 8,700     $(5,371)(9)                      $    43,467
Cost and expenses, ex-
cluding depreciation and
amortization............       48,455                     8,388      (5,179)(9)                           51,664
Nonrecurring acquisition
costs: In-process tech-
nology..................       44,700                       --          --                                44,700
Depreciation and amorti-
zation..................       17,691                     1,478        (340)(10)                          18,829
                          -----------     -------       -------     -------         ----------       -----------
Operating (loss) in-
come....................      (70,708)                   (1,166)        148                --            (71,726)
Interest income.........       12,815                       --          --                                12,815
Interest expense........      (22,735)    $(3,492)(4)      (164)        101         $   (4,680)(14)      (30,970)
Other (expense), net....         (899)                       (5)        --                                  (904)
                          -----------     -------       -------     -------         ----------       -----------
(Loss) income before in-
come taxes..............      (81,527)     (3,492)       (1,335)        249             (4,680)          (90,785)
(Benefit) for income
taxes...................      (11,682)     (1,222)(4)       --         (998)(11)        (1,638)(14)      (15,540)
                          -----------     -------       -------     -------         ----------       -----------
(Loss) income before eq-
uity in unconsolidated
entities and minority
interest................      (69,845)     (2,270)       (1,335)      1,247             (3,042)          (75,245)
Equity in (loss) of un-
consolidated entities...       (1,493)                      --       (1,702)(9)                           (3,195)
                          -----------     -------       -------     -------         ----------       -----------
(Loss) before minority
interest in loss of con-
solidated entities......  $   (71,338)    $(2,270)      $(1,335)    $  (455)        $   (3,042)      $   (78,440)
                          ===========     =======       =======     =======         ==========       ===========
Unaudited pro forma
(loss) before minority
interest per common
share...................  $     (1.27)                                                               $     (1.28)
Weighted average number
of common shares and
common stock equiva-
lents outstanding.......   56,216,310                                                5,303,855 (13)   61,520,165

           See Notes to Unaudited Pro Forma Statement of Operations

                                RCN CORPORATION

             NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            (DOLLARS IN THOUSANDS)

  The Unaudited Pro Forma Consolidated Statement of Operations assumes that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement. All share and per share data of RCN Common Stock have been restated to reflect the Stock Dividend.

  (1) Adjustment to reflect the additional depreciation and amortization of $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1997. See
Note 4 to the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 1997.

  (2) Adjustment to eliminate interest income of $8,686 for the year ended December 31, 1997, net of income taxes of $(3,040) on outstanding intercompany notes payable owed to the Company of which $110,000 was repaid and the remaining balance was treated as capital contributions from the Company to the borrower.

  (3) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the year ended December 31, 1997, net of income taxes of $(1,979) on new third party debt of $110,000 which was incurred.

  (4) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1997 and 1998 Notes aggregating $3,492 and $85,179 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively, net of income taxes of $1,222 and $29,812 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively. Interest expense on the 1997 Notes is already included in the Company's historical results for the entire three months ended March 31, 1998, therefore the pro forma adjustment is correspondingly lower than the ratable portion of the adjustment for the year ended December 31, 1997.

  (5) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the year ended December 31, 1997 and related income taxes of $3,661 on existing outstanding third party debt that was repaid and on outstanding intercompany notes payable owned by the Company which were treated as capital contributions to the Company from the borrower.

  (6) Income tax effects for the distribution adjustments are summarized as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1997
                                                                   ------------
                                                                     BENEFIT
                                                                   (PROVISION)
   Elimination of interest expense and amortization of debt issu-
    ance costs on existing outstanding third party debt (see Note
    5)...........................................................    $ 3,661
   Incurrence of interest expense and amortization of debt issu-
    ance costs on new third party debt (see Note 3)..............     (1,979)
   Elimination of interest income on outstanding intercompany
    notes (see Note 2)...........................................     (3,040)
                                                                     -------
     Total.......................................................    $(1,358)
                                                                     =======

  (7) Adjustments to income taxes of $(437) relating to additional depreciation and amortization in 1997 due to the acquisition of a 19.9% minority interest in Freedom in March 1997 (see Note 1).

  (8) On February 20, 1998, the Company completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider, for $29,200 in cash, 1,730,648 newly issued shares of RCN Common Stock plus the assumption and repayment of $5,800 of debt (including payment of accrued interest). Additionally, the Company is converting approximately 999,000 stock options for Erols common stock into options to purchase 699,104 shares of RCN Common Stock at an average exercise price of $3.424 per share. The Company accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with the Company's historical financial statements as of and for the year ended December 31, 1997. In 1998, the financial results of Erols also are not consolidated with the Company's historical financial statements for the period prior to February 20, 1998. The financial information of Erols was provided by Erols.

  (9) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with PEPCO (see below) based upon the relationship of the number of subscribers expected to be contributed to the joint venture to the total number of subscribers acquired in the merger. The Company's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the assumed value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in the loss of unconsolidated entities."

  A subsidiary of the Company is a party to a joint venture with a subsidiary of PEPCO, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, the Company expects to contribute to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. The joint venture partners of Starpower are currently negotiating the terms of such contribution. The value of such contribution for accounting purposes is estimated to be approximately $51,937. The joint venture is accounted for under the equity method of accounting. Additionally, the Company expects that Starpower will assume the liability for the unearned revenue related to the subscribers contributed to Starpower.

  (10) Such adjustment reflects the change in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. Amortization of such excess over a five-year period has been assumed, although a shorter life may result based on the study discussed below. Also, as discussed below, at least $31,600 is expected to be allocated to certain in-process technology projects which has resulted in a ratable reduction of pro forma amortization expense. The Company allocated the purchase price for Erols (see Note 8) on the basis of the fair market value of the assets acquired and liabilities assumed. The Company has undertaken a study to determine such fair market values, including in-process technology. Such fair market values may differ from the allocations assumed in the pro forma financial statements. The impact on deferred tax balances was included in the above-referenced fair value adjustments. Erols' historical property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated cost. The remaining excess of consideration over the historical book value of Erols net assets acquired has been preliminarily allocated to subscriber base, goodwill and other intangible assets. The amounts preliminarily allocated to subscriber base, goodwill and other intangible assets have been ratably reduced by the portion of the purchase price preliminarily allocated to in-process technology of $31,600, which was recognized as a charge for the quarter ended March 31, 1998. The final allocation to in-process technology may differ from the preliminary estimate.

  (11) Adjustment to reflect the tax effect of the pro forma adjustments, including the tax effect of the historical results of operations of Erols.

  (12) Represents adjustment for shares to be issued in connection with the acquisition of Erols. (See Note 8.)

  (13) Represents adjustment for 5,303,855 additional shares from the issuance of the Common Stock based upon assumed gross proceeds of $103,425 and using an assumed public offering price of $19.50 per share.

  (14) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the Notes aggregating $4,680 and $18,719 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively, and related income taxes of ($1,638) for the three months ended March 31, 1998. Such amounts were computed based upon assumed gross proceeds of $167,000 from the Notes and an interest rate of 10.875%. No tax benefit was assumed for the year ended December 31, 1997 since such benefit would result in a material pro forma net deferred tax asset, the realization of which would be uncertain.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The table below sets forth selected historical consolidated financial data for the Company. Prior to September 30, 1997, the Company and the RCN Businesses were operated as part of C-TEC. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

  The selected historical consolidated financial data for the year ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the three month periods ended March 31, 1997 and 1998 and as of March 31, 1998 and 1997 are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. The supplemental unaudited financial information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" presents RCN's results of operations as if all domestic joint ventures were fully consolidated, and shows the ownership share of its domestic joint venture partners as minority interests. The Company believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements.

                                                                             THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                       MARCH 31,
                         --------------------------------------------------  --------------------
                           1993      1994      1995      1996       1997       1997       1998
                         --------  --------  --------  --------  ----------  --------  ----------
                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Sales................... $ 49,504  $ 59,500  $ 91,997  $104,910  $  127,297  $ 29,677  $   40,138
Costs and expenses,
 excluding depreciation
 and amortization.......   30,821    49,747    75,003    79,107     134,967    25,524      48,455
                         --------  --------  --------  --------  ----------  --------  ----------
EBITDA before
 nonrecurring
 charges(1).............   18,683     9,753    16,994    25,803      (7,670)    4,153      (8,317)
Nonrecurring
 charges(2).............      --        --        --        --       10,000    10,000      44,700
Depreciation and
 amortization...........    9,922     9,803    22,336    38,881      53,205    12,191      17,691
                         --------  --------  --------  --------  ----------  --------  ----------
Operating (loss)
 income.................    8,761       (50)   (5,342)  (13,078)    (70,875)  (18,038)    (70,708)
Interest income.........   17,882    21,547    29,001    25,602      22,824     5,153      12,815
Interest expense........  (17,127)  (16,669)  (16,517)  (16,046)    (25,602)   (3,431)    (22,735)
Other (expense) income,
 net....................    1,195     1,343      (304)     (546)        131       (33)       (899)
(Benefit) provision for
 income taxes...........      167     2,340     1,119       979     (20,849)   (4,800)    (11,682)
Equity in loss of
 unconsolidated
 entities...............      --        --     (3,461)   (2,282)     (3,804)     (805)     (1,493)
Minority interest in
 loss (income) of
 consolidated entities..      (85)      (95)     (144)    1,340       7,296       910       3,586
Extraordinary charge--
 debt prepayment
 penalty,
 net of tax of $1,728...      --        --        --        --       (3,210)      --          --
Cumulative effect of
 changes in accounting
 principles.............    1,628       (83)      --        --          --        --          --
                         --------  --------  --------  --------  ----------  --------  ----------
Net (loss) income....... $ 12,087  $  3,653  $  2,114  $ (5,989) $  (52,391) $(11,444) $  (67,752)
                         ========  ========  ========  ========  ==========  ========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............ $291,634  $568,586  $649,610  $628,085  $1,150,992  $592,697  $1,578,232
Long-term debt..........  181,500   154,000   135,250   131,250     686,103   131,250   1,053,324
Shareholders' equity....   74,329   372,847   394,069   390,765     356,584   362,449     362,283

--------
(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.
(2) Nonrecurring charges in 1997 represent costs of $10,000 incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services, and in 1998 represent nonrecurring costs of $44,700 of acquisition of in-process technology relating to the acquisitions of UltraNet and Erols.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Certain statements contained in this Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video, resale telephone and Internet service customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

  The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto:

GENERAL

  The Company is developing networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including high speed Internet access. The Company intends to provide these services individually or in bundled service packages primarily to residential customers in high density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advanced fiber optic network facilities in New York City and Boston, and the Company is developing an advanced fiber network in Washington, D.C. The Company has also recently announced its intention to develop advanced fiber optic networks in the western United States. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City, and certain other operations, including Internet as well as local and long distance telephone.

  The negative operating cash flow from the Company's advanced fiber optic network business has resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating cash flow while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses. The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in 1998 through internal growth of its current advanced fiber optic networks; however, the Company also expects negative operating cash flow will increase for some period of time as the Company initiates network development in Washington, D.C., and the western United States and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See "Liquidity and Capital Resources."

  The terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Company's debt agreements allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and the joint venture's ability to pay dividends and distributions to the Company. Although the joint ventures have not had a significant impact on the Company's cash flows in the periods presented, cash flows available to the Company in future periods will be affected by the extent to which operations are conducted through joint ventures. Due to the degree of control that the Company has in the joint ventures, RCN accounts for the BECO joint venture on a consolidated basis and Starpower under the equity method of accounting.

  RCN Corporation is a holding company with limited assets that conducts substantially all of its operations through subsidiaries and joint ventures. Accordingly, RCN will be dependent on dividends and other distributions from its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Company's various debt securities. The ability of RCN Corporations's subsidiaries and joint ventures to pay dividends to RCN will be subject to, among other things, the terms of any debt instruments and applicable law. In addition, the terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Indentures allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and joint ventures' ability to pay dividends and distributions to RCN Corporation.

  Prior to September 30, 1997, the Company was operated as part of C-TEC. On September 30, 1997, C-TEC distributed 100% of the outstanding shares of common stock of its wholly owned subsidiaries, RCN and Cable Michigan, to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan (the "Distribution Agreement"). RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable. Commonwealth Telephone, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

  Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. On August 30, 1996, a subsidiary of C-TEC acquired an 80.1% interest in Freedom and all related rights and liabilities from Level 3 Telecom. Freedom held the wireless cable television business of Liberty Cable Television, Inc. ("Liberty Cable"). The Company acquired the remaining minority interest in Freedom in March 1997. The acquisition was accounted for as a purchase and is reflected in the Company's consolidated financial statements since September 1996. On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("RCN Cable"), acquired 40% of the outstanding common stock of Twin County. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of the Company. As of May 15, 1995, the Company also assumed management of Twin County. As a result, the Company had control of Twin County and accordingly has fully consolidated Twin County in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995. Goodwill relating to this acquisition is being amortized over a period of approximately 10 years. In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, the second largest cable television provider in Mexico. The Company accounts for its investment by the equity method of accounting and is amortizing the original excess cost over the underlying equity in the net assets on a straight-line basis over 15 years.

  During the first quarter of 1998, the majority of the Company's advanced fiber construction activity was concentrated in Somerville, MA, and, to a lesser extent, New York City. The majority of such construction was scheduled to be performed by crews of Boston Edison, the Company's joint venture partner in the Boston market. During the first quarter of 1998, severe ice storms in nearby territories diverted the crews of utilities such as Boston Edison as well as most independent contractors in and around those territories from approximately mid-January until mid-February in order to provide emergency services for power restoration. The Company is not able to quantify the effect, if any, that this construction delay will have on its connections and corresponding results of operations for the immediately succeeding quarterly periods. The Company's construction activities have expanded to multiple markets and multiple towns within those markets, and as such, the Company is less susceptible to delays in executing its operating plan resulting from weather, political or other external influences; however, there can be no assurance that such delays will not occur.

SUPPLEMENTAL UNAUDITED FINANCIAL DATA

  RCN conducts portions of its business through joint ventures, including its joint venture with BECO (which is consolidated in RCN's historical results of operations) and Starpower (which is accounted for under the equity method in RCN's historical results of operations). The supplemental unaudited financial information set forth below presents RCN's results of operations as if all domestic joint ventures were fully consolidated (hereinafter referred to as "Pro Forma Total RCN"), and shows the ownership share of its domestic joint venture partners as minority interests. The Company believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business.

                            PRO FORMA TOTAL RCN         PRO FORMA TOTAL RCN
                                 YEAR ENDED                QUARTER ENDED
                                DECEMBER 31,                 MARCH 31,
                         ----------------------------  -----------------------
                           1995      1996      1997      1997      1998
                         --------  --------  --------  --------  --------
Sales:
  Voice................. $    237  $    830  $  4,007  $    431  $  3,515
  Video.................   65,699    87,470   103,371    24,596    26,707
  Data..................      --          4        41         4     5,732
  Commercial and other..   26,061    16,606    19,878     4,646     7,065
                         --------  --------  --------  --------  --------
Total sales.............   91,997   104,910   127,297    29,677    43,019
Costs and expenses,
 excluding depreciation
 and amortization:
  Direct expenses.......   39,604    35,226    51,757    11,287    18,837
  Operating, selling,
   general and
   administrative.......   35,399    43,881    83,422    14,237    33,815
                         --------  --------  --------  --------  --------
EBITDA before
 nonrecurring charges...   16,994    25,803    (7,882)    4,153    (9,633)
Depreciation and
 amortization...........   22,336    38,881    53,205    12,191    17,691
Nonrecurring charges....      --        --     10,000    10,000    44,700
                         --------  --------  --------  --------  --------
Operating (loss)........   (5,342)  (13,078)  (71,087)  (18,038)  (72,024)
Interest income.........   29,001    25,602    22,824     5,153    13,046
Interest expense........  (16,517)  (16,046)  (25,602)   (3,431)  (22,735)
Other income (expense),
 net....................     (304)     (546)      131       (33)   (1,381)
                         --------  --------  --------  --------  --------
(Loss) income before
 income taxes...........    6,838    (4,068)  (73,734)  (16,349)  (83,094)
(Benefit) provision for
 income taxes...........    1,119       979   (20,849)   (4,800)  (11,682)
                         --------  --------  --------  --------  --------
(Loss) income before
 equity in
 unconsolidated
 entities, minority
 interest and
 extraordinary item.....    5,719    (5,047)  (52,885)  (11,549)  (71,412)
Equity in loss of
 unconsolidated
 entities...............   (3,461)   (2,282)   (3,698)     (805)     (709)
Minority interest in
 loss (income) of
 consolidated entities..     (144)    1,340     7,402       910     4,369
                         --------  --------  --------  --------  --------
(Loss) income before
 extraordinary item.....    2,114    (5,989)  (49,181)  (11,444)  (67,752)
Extraordinary charge--
 debt prepayment
 penalty................      --        --     (3,210)      --        --
                         --------  --------  --------  --------  --------
Net (loss) income....... $  2,114  $ (5,989) $(52,391) $(11,444) $(67,752)
                         ========  ========  ========  ========  ========

                                  PRO FORMA TOTAL RCN YEAR  PRO FORMA TOTAL RCN
                                     ENDED DECEMBER 31,        AT MARCH 31,
                                 -------------------------- -------------------
                                   1995     1996     1997     1997      1998
                                 -------- -------- -------- -------- ----------
BALANCE SHEET DATA:
Cash, temporary cash
 investments and short-term
 investments...................  $158,485 $108,674 $638,513 $ 53,137 $  942,304
Property, plant and equipment..  $173,373 $220,357 $307,920 $227,635 $  373,587
Accumulated depreciation.......  $ 71,293 $ 84,529 $107,419 $ 89,948 $  119,040
Net property, plant and
 equipment.....................  $102,080 $135,828 $200,501 $137,687 $  254,547
Long-term debt (including
 current portion)..............  $161,000 $131,250 $686,103 $131,250 $1,054,418

RESULTS OF OPERATIONS

  The Company has elected to adopt Statement of Financial Accounting Standards No. 131--"Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998. The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements included in this Prospectus.

  The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis (shown in the table captioned "Supplemental Unaudited Financial Data" above), which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. The discussion which follows addresses results on a pro forma total RCN basis.

 Pro Forma Total RCN Three Months ended March 31, 1998 Compared to Three Months ended March 31, 1997

  On a historical basis for the three months ended March 31, 1998, EBITDA before nonrecurring charge and in-process technology was $(8,317) as compared to $4,153 for the same period in 1997. Sales increased 35.3% to $40,138 for the quarter ended March 31, 1998 from $29,677 for the same period in 1997.

  Sales. Video sales are comprised primarily of subscription fees for basic, premium and pay-per-view cable television services; for both wireless and hybrid fiber/coaxial cable customers in New York, New Jersey and Pennsylvania which the Company expects to migrate to its advanced fiber networks over time. Voice sales include local telephone service fees consisting primarily of monthly line charges, local toll and special features and long distance telephone service fees, based on minutes of traffic and tariffed rates or contracted fees. Voice sales include both resold services and traffic over the Company's own switches. Data sales represent Internet access fees billed at contracted rates.

  Total sales increased $13,342, or 45% to $43,019 for the quarter ended March 31, 1998 from $29,677 for the quarter ended March 31, 1997. The increase was fueled by higher total service connections which increased 191.3% to approximately 660,000 at March 31, 1998 from approximately 226,000 at March 31, 1997. The increase in service connections resulted from expansion of the Company's advanced fiber network, growth in resold voice connections and the acquisitions of Erols and UltraNet, which provided approximately 370,000 data connections. Advanced fiber units passed increased 698.3% to approximately 63,000 units at March 31, 1998 from approximately 8,000 units at March 31, 1997.

  Voice revenues increased $3,084 to $3,515 for the quarter ended March 31, 1998 from $431 for the quarter ended March 31, 1997 primarily due to an increase in off-net connections. Off-net connections were 40,447 and 2,315 at March 31, 1998 and 1997, respectively.

  Video revenue increased $2,111 or 8.6% to $26,707 for the quarter ended March 31, 1998 from $24,596 for the quarter ended March 31, 1997. The increase is primarily due to increases of approximately 5,800 average hybrid/fiber coaxial cable connections and approximately 15,600 advanced fiber video connections.

  Data revenues increased $5,728 to $5,732 for the quarter ended March 31, 1998 from $4 for the quarter ended March 31, 1997 primarily due to the acquisitions of Erols and UltraNet on February 20, 1998 and February 27, 1998, respectively. At March 31, 1998, with the acquisitions of Erols and UltraNet, the Company had 370,271 off-net data connections.

  Commercial and other revenues increased $2,419, or 52.1% to $7,065 for the quarter ended March 31, 1998 from $4,646 for the quarter ended March 31, 1997. Commercial long distance revenues increased to approximately $5,500 for the three months ended March 31, 1998 from $4,646 for the same period in 1997. The increase primarily results from terminating access provided to Commonwealth Telecom Services, Inc. ("CTSI"), a subsidiary of Commonwealth Telephone. CTSI is a CLEC which operates in areas adjacent to the traditional service area of Commonwealth Telephone Company (also a wholly owned subsidiary of Commonwealth Telephone). Additionally, commercial and other revenues increased approximately $1,300 primarily due to an increase in commercial local main access lines of approximately 8,600 over the same period in 1997.

  Costs and Expenses Excluding Depreciation and Amortization and Nonrecurring Charges. Costs and expenses, excluding depreciation and amortization and nonrecurring charges, are comprised of direct costs and operating, selling, general and administrative expenses.

  Direct expenses include direct costs of providing services, primarily video programming and franchise costs, network access fees, and video transmission licensing fees. Direct expenses increased $7,550, or 66.9% to $18,837 for the quarter ended March 31, 1998 from $11,287 for the quarter ended March 31, 1997. The increase was the result of both higher sales and a change in the overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing in areas ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Additionally, direct expenses increased as a result of higher video programming rates and channel launches.

  Operating, selling, general and administrative expenses primarily include customers service costs, advertising, sales and marketing expenses, plant maintenance and repair ("technical expenses"), salaries and benefits, and other corporate overhead. Operating, selling, general and administrative costs increased $19,578, or 137.5% to $33,815 for the quarter ended March 31, 1998 from $14,237 for the quarter ended March 31, 1997. Advertising costs increased approximately $6,300 for the quarter ended March 31, 1998 primarily due to an extensive high visibility multi-media campaign primarily in New York City and Boston. Customer service costs increased approximately $4,100 or 193.2% for the quarter ended March 31, 1998 primarily due to increased staff required to support expanding markets and new service offerings. Telephone expense to support higher call volumes related to expansion of the customer base, billing costs for increased customers and facilities expense for expanded staff comprise the remainder of the customer service cost increase. Technical expense increased approximately $3,300, or 73%, for the quarter ended March 31, 1998. The increase was primarily due to expenses associated with the commencement of telephony operations in the Lehigh Valley, Pennsylvania market and engineering and construction headcount additions made to plan and execute network expansion. Sales and marketing costs increased approximately $3,500, or 126.1% for the quarter ended March 31, 1998. The increase resulted from additional staff, and related commissions and benefits, to cover the Company's expanding market.

The remaining increase represents higher telemarketing expenses, principally in the Lehigh Valley, Pennsylvania market for campaigns related to the commencement of telephony services.

  Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation related to the Company's advanced fiber network, its wireless network, and its hybrid fiber/coaxial cable systems; and amortization of subscriber lists, building access rights and goodwill resulting primarily from its acquisitions of Freedom, Twin County, Erols and UltraNet.

  Depreciation and amortization was $17,691 for the three month period ending March 31, 1998 and $12,191 for the three month period ending March 31, 1997. The increase of $5,500, or 45.1% was the result of a higher depreciable basis of plant resulting primarily from expansion of the Company's advanced fiber network. The cost basis of property, plant and equipment on a pro forma total RCN basis, at March 31, 1998 and 1997 was $373,587 and $227,635, respectively. Additionally, higher intangible assets resulted from the payment of $15,000 on March 21, 1997 of contingent consideration applicable to the Company's original purchase of an 80.1% ownership interest in Freedom and from the payment of an additional $15,000 on March 21, 1997 to acquire the remaining 19.9% ownership in Freedom. The intangible assets resulting from these payments were depreciable for the full quarter ended March 31, 1998 but only from the date of payment for the quarter ended March 31, 1997. The basis of intangible assets, on a pro forma total RCN basis, was $180,791 and $150,272 at March 31, 1998 and 1997, respectively.

  Nonrecurring Charge--Acquisition Costs--In-Process Technology. Acquisition costs--In-process technology was $44,700 for the quarter ended March 31, 1998. In connection with the acquisitions of Erols and UltraNet, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Erols and UltraNet. The preliminary results of this study indicate that at least $44,700 will be allocable to in-process technology.

  The value of in-process technology constitutes that portion of the purchase price representing future cash flows from those new and developing technologies expected to displace the current approaches to serving customer needs in the Internet service field.

  Interest Income. Interest income was $13,046 and $5,153 for the three month periods ended March 31, 1998 and 1997, respectively. The increase of $7,893, or 153.2% results from higher cash, temporary cash investments and short-term investments as compared to the same period in 1997. Cash, temporary cash investments and short-term investments, on a pro forma total RCN basis, were approximately $942,000 at March 31, 1998 and approximately $53,000 at March 31, 1997. Such increase was due to proceeds from the Company's borrowings subsequent to March 31, 1997.

  Interest Expense. Interest expense primarily represents interest on the Company's $225,000 of 10% Senior Notes issued in October 1997, its $601,045 of 11 1/8% Senior Discount Notes issued in October 1997, the $25,000 revolving credit agreement and the $100,000 term credit facility of certain of the Company's subsidiaries issued in August 1997, and the Company's $567,000 of 9.8% Senior Discount Notes issued in February 1998, along with amortization of debt acquisition costs related to these financing arrangements. For the quarter ended March 31, 1998, interest expense was $22,735 as compared to $3,431 for the quarter ended March 31, 1997. The increase resulted from the financings placed subsequent to the first quarter of 1997, described above, offset by a reduction due to the prepayment in September 1997 of $131,250 of 9.65% Senior Secured Notes.

  Other Expense. Other expense was $1,381 and $33 for the quarterly periods ended March 31, 1998 and 1997, respectively. The primary component of other expense for the quarter ended March 31, 1998 was the write down of certain of the Company's information technology assets which the Company intends to replace within the next several months with higher capacity state of the art products in connection with an overall internal technology upgrade.

  Income Tax. The Company's effective income tax rate was a benefit of 14.7% and 29.5% for the quarters ended March 31, 1998 and March 31, 1997, respectively. The primary reason for the difference was the charge for in-process technology for which a benefit is not realizable and correspondingly was not recorded.

  Minority Interest. On a pro forma total RCN basis, for the first quarter of 1998, minority interest of $4,369 primarily represents the 49% interest of BECO in the loss of RCN-BECOCOM of $3,645 and the 50% interest of PCI in the loss of Starpower of $783. On a historical basis, Starpower is accounted for under the equity method. In the first quarter of 1997, minority interest primarily represents the 19.9% minority interest in the loss of Freedom of $966. The Company purchased the remaining 19.9% ownership interest in Freedom on March 21, 1997.

  Equity in Loss of Unconsolidated Entities. On a pro forma total RCN basis, equity in the loss of unconsolidated entities primarily represents the Company's share of the losses and amortization of excess cost over net assets of Megacable. On a historical basis, for the first quarter of 1998, equity in the loss of unconsolidated entities also includes the Company's 50% interest in the loss of Starpower of $784.

 Pro Forma Total RCN Year Ended December 31, 1997 Compared to Year Ended December 31, 1996:

  On a historical basis, for the year ended December 31, 1997, operating income before depreciation and amortization and nonrecurring charge was ($7,670) as compared to $25,803 for the year ended December 31, 1996. Sales increased 21.3% to $127,297 for the year ended December 31, 1997 from $104,910 for the same period in 1996.

  Sales. For the year ended December 31, 1997, total sales were $127,297, an increase of $22,387 or 21.3%, from $104,910 for the year ended December 31, 1996, primarily due to higher total service connections which increased 20.6% to approximately 268,000 at December 31, 1997 from approximately 222,000 at December 31, 1996. The increase is due to the commencement of service through advanced fiber optic network facilities as well as growth in resold voice and off-net video connections.

  Voice revenues increased $3,177 to $4,007 for the year ended December 31, 1997 from $830 for the year ended December 31, 1996. The increase was primarily due to an increase in off-net connections. Off-net connections were 24,900 and 1,875 at December 31, 1997 and 1996, respectively.

  Video revenue increased $15,901 or 18.2% to $103,371 for the year ended December 31, 1997 from $87,470 for the year ended December 31, 1996. The increase was due to an increase in off-net video sales principally resulting from higher basic service revenue resulting from approximately 4,850 additional average monthly subscribers over 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Additionally, other video sales increased primarily due to the acquisition of Freedom on August 30, 1996 (the "Freedom Acquisition"), which resulted in approximately 38,000 wireless video connections for a full year in 1997 as compared to four months in 1996. The Company also began providing video service over its advanced fiber network during 1997 and had approximately 11,800 advanced fiber connections at December 31, 1997.

  Commercial and other revenues increased $3,272, or 19.7% to $19,878 for the year ended December 31, 1997 from $16,606 for the year ended December 31, 1996. The increase primarily results from terminating access provided to CTSI. An increase in commercial main access lines of approximately 5,200 over 1996 accounted for approximately $1,100 of the increase in commercial and other revenue.

  Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the year ended December 31, 1997, direct expenses were $51,757, an increase of $16,531 or 46.9% as compared to direct expenses of $35,226 in 1996. The increase is primarily attributable to higher sales and a change in overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing primarily in the Boston and New York City markets ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Origination and programming costs increased approximately $7,200 primarily due to higher video connections, rate increases and additional channels. The remaining increase in direct costs and expenses is principally attributable to higher commercial long distance network capacity in anticipation of volume growth in the Company's markets resulting in higher recurring costs.

  Operating, selling, general and administrative expenses primarily include customers service costs, advertising, sales and marketing expenses, plant maintenance and repair ("technical expenses"), salaries and benefits, and other corporate overhead.

  Operating, selling, general and administrative expenses increased $39,541 or 90.1% to $83,422 for the year ended December 31, 1997 from $43,881 for the year ended December 31, 1996. Advertising costs increased approximately $9,000 for the year ended December 31, 1997 primarily due to a high visibility multi-media campaign to promote name recognition primarily in New York City and Boston. Customer service costs increased approximately $4,100, or 60.3% primarily related to headcount additions to support the increase in the customer base and to meet the Company's objectives for world class customer service. Technical expense increased approximately $8,300, or 75.1% for the year ended December 31, 1997. The increase is primarily related to salaries and benefits associated with increased network engineering staff, responsible for planning the development and construction of the advanced fiber network, and increased installation and repair technicians. Sales and marketing costs increased approximately $8,500, or 116.7%, for the year ended December 31, 1997. The increase relates to higher sales staff to increase penetration in the Company's markets, higher marketing staff to monitor and coordinate the Company's direct advertising efforts and plan sales promotions and to higher telemarketing expenses. The remaining increase in operating, selling, general and administrative expenses is attributable to several factors including costs associated with the spin-off of the Company from C-TEC. Additionally, in connection with the Distribution (Note 1), C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN no longer accrued benefits under the defined benefit pension plan, but became fully vested in their defined pension benefits accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 to a separate plan for employees who no longer accrue benefits after December 31, 1996. The underlying liabilities were also allocated. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. Such gain did not recur in 1997.

  Depreciation and Amortization. Depreciation and amortization increased $14,324, or 36.8% to $53,205 for the year ended December 31, 1997 as compared to $38,881 for 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

  In future periods, depreciation and amortization are expected to exceed amounts recorded in 1997 due to depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston and due to depreciation and amortization with respect to the Company's acquisitions in February 1998 of Erols and UltraNet (Note 19).

  Nonrecurring Charges. Nonrecurring charges of $10,000 in 1997 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

  Interest Income. For the year ended December 31, 1997, interest income was $22,824, a decrease of $2,778, or 10.9% primarily due to lower average cash balances and lower average notes receivable with related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures, partially offset by the proceeds of the Company's high yield debt offering in October 1997
(Note 10).

  Interest Expense. For the year ended December 31, 1997, interest expense was $25,602, an increase of $9,556, or 59.6% primarily due to interest expense on the Company's $225,000 of 10% Senior Notes and $601,045 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes placed in October 1997 (Note 10). This was partially offset by lower interest expense resulting from the required principal payment in December 1996 of $18,750 on the 9.65% Senior Secured Notes. Additionally, the Company paid $922 to Level 3 Telecom Holdings, Inc. ("Level 3 Telecom") in 1996 in connection with the Company's August 1996 acquisition of Level 3 Telecom's 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount which it had invested in Freedom.

  Income Tax. Benefit for income taxes increased $21,828 primarily due to the increase of $65,020 in loss after minority interest and equity in unconsolidated entities before income taxes. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

  Minority Interest. Minority interest in the loss of consolidated entities increased $6,062 primarily as a result of the minority share of the losses of the BECO joint venture (Note 7), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966 and the minority share of the losses of the PEPCO joint venture which began operations in 1997, and which is consolidated in the pro forma total RCN statements but not the historical statements, was $106.

  Equity in loss of Unconsolidated Entities. The Company's equity in the
(loss) of unconsolidated entities was ($3,698) in 1997 and ($2,282) in 1996, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of shareholders' equity. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52--"Foreign Currency Translation" as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from Megacable's own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. The Company does not hedge its foreign currency exchange risk and it is not possible to determine what effect future currency fluctuations will have on the Company's operating results. Exchange gains (losses) of ($12), $247, and ($932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

  In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. Year end subscriber counts were 211,627 at December 31, 1997 as compared to 178,664 at December 31, 1996. In 1997 and 1996, the Company's share of the income of Megacable was $2,411 and $4,090, respectively, which includes the exchange gains (losses) as discussed above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1997 and 1996, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 in each year.

  Extraordinary Charge. In September 1997, the Company prepaid Senior Secured Notes with the proceeds of new credit facilities (Note 10). The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes.

 Pro Forma Total RCN Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  On a historical basis, for the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of ($5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

  Sales. For the year ended December 31, 1996, total sales were $104,910, an increase of $12,913 or 14.0% from $91,997 for the year ended December 31, 1995. Video sales increased $21,771, or 33.1% to $87,470 in 1996 from $65,699 in 1995, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995, which resulted in $13,530 of the increase in sales in 1996. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The remaining increase in video sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of 5.9% rate increase in February 1996. The 14.0% increase in total sales in 1996 was lower than the increase of 54.6% in 1995, principally due to the consolidation of the Pennsylvania cable system for seven months (from acquisition in May 1995). Since the Pennsylvania cable system was consolidated for seven months in 1995, consolidation for a full year in 1996 reflects only incremental five months revenue as compared to incremental seven months revenue in 1995.

  Commercial and other revenues decreased $9,455, or 36.3%, to $16,606 in 1996 from $26,061 in 1995 principally as a result of termination of AT&T Tariff 12 resale services in the second quarter of 1995.

  Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the year ended December 31, 1996, direct expenses were $35,226, a decrease of $4,378 or 11.1% as compared to direct expenses of $39,604 in 1995. Lower costs associated with the reduction in AT&T Tariff 12 resale services were partially offset primarily by higher origination, programming and franchise costs principally resulting from the acquisition of the Pennsylvania cable system, the Freedom Acquisition, other subscriber growth, channel additions and programming fee increases.

  Operating, selling, general and administrative expenses increased $8,482 or 24.0% to $43,881 for the year ended December 31, 1996 from $35,399 for the year ended December 31, 1995. Customer service costs increased approximately $2,700 or 66.1% primarily due to increased staff to support the start-up and expected growth of bundled service operations in New York City and Boston. Technical expenses increased approximately $3,000 or 38.3% primarily as a result of the Freedom Acquisition in August 1996. Additionally, technical expense increased as a result of the acquisition of the Pennsylvania cable system in May 1995, resulting in consolidation for seven months in 1995 as compared to a full year in 1996. Sales and marketing costs increased approximately $1,500 or 26.6% for the year ended December 31, 1996. The increase is primarily related to the Freedom Acquisition and the start-up of sales and marketing efforts for the bundled service product in New York City and Boston. The remaining increase in operating, selling, general and administrative expenses is comprised of an increase of approximately $250 in advertising, the Company's allocable share of costs associated with investigation of the feasibility of various restructuring alternatives of C-TEC to enhance shareholder value, and other increases in general and administrative expenses of approximately $3,900 resulting from the Freedom Acquisition. These other increases were partially offset by the Company's allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $3,437.

  Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of the Pennsylvania cable system in May 1995 and the Freedom Acquisition on August 30, 1996. (See Note 4 to the Consolidated Financial Statements.) In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

  Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399, or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom Acquisition and the purchase of the loan receivable from Mazon Corporativo S. A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

  Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471, or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Level 3 Telecom, the Company's controlling shareholder, in connection with the Freedom Acquisition. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount invested in Freedom.

  Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

  Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was ($206) in 1996 as compared to ($144) in 1995.

  Equity in loss of Unconsolidated Entities. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted in the 1997 discussion. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company expects that it will require a substantial amount of capital to fund the network development and operations in its target markets (including markets in the Boston to Washington, D.C. corridor and new markets in the western United States), including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital expenditure requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300 million in 1998 and approximately $550 million in 1999. Additional funds will be required to fund operating losses during the period. As a result of more rapid deployment of its fiber optic network, the Erols and UltraNet acquisitions, and the anticipated development of new markets outside the Boston to Washington, D.C. corridor, the Company's capital expenditure program is being accelerated. To build out its target markets on an efficient basis, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. For example, the Company offers Internet and resale telephone services on an interim basis to customers located near its advanced fiber optic networks. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150,000 in capital to the joint ventures in connection with development of the Boston and Washington, D.C. markets from September 1997 through 2000 of which approximately $50,900 has been contributed.

  The Company expects to have sufficient liquidity to meet its capital requirements through early 2000, assuming completion of the Offerings, or through 1999 assuming completion of this Offering only. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements, and anticipated further operating losses. The actual timing and amount of capital required to roll out the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or other unanticipated expenses. Due to its subscriber-driven investment strategy, should the Company encounter a successful rollout in its initial markets, and/or decide to enter new markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. The proposed development of new networks in selected markets in the western United States will substantially increase the Company's capital requirements. The Company's initial network development plan for expansion into its target markets in the western United States will require funding of approximately $350 million (including operating losses) through the year 2000; however, the actual timing and amount of capital required may vary materially from the Company's initial estimates. Conversely, should the Company be less successful than anticipated, the operating losses associated with the installed network may be higher than anticipated. The Company presently intends to judge the success of its initial rollout in deciding whether to undertake additional capital expenditures to rollout the network to additional areas. Since the Company anticipates that, if it is successful, it will continue to extend its network coverage into additional areas, it expects to continue to experience losses and negative cash flow on an aggregate basis for an extended period of time.

  The Company's current joint venture agreements reduce the amount of expenditures required by RCN to develop the network due both to access to the joint venture partners' existing facilities and to the anticipated joint venture partners' equity contributions. However, the joint venture arrangements will also reduce the potential cash flows to be realized from operation of the networks in the markets in which the joint ventures operate and restrict the Company's access to cash flow generated by the joint ventures (which will be paid in the form of dividends). The Company may enter into additional joint ventures in the future as the Company begins to develop new markets. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock.

  Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

  In October 1997, the Company raised $575,000 in gross proceeds from an offering of two tranches of debt securities. The offering was comprised of $225,000 principal amount of 10% Senior Notes and $601,045 principal amount at maturity of 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $61,000 of restricted cash to be used to fund the Escrow Account to pay interest on the 10% Senior Notes for three years. In February 1998, the Company raised $350,588 in gross proceeds from an offering of $567,000 principal amount at maturity of 9.80% Senior Discount Notes, due in 2008. The Indentures which govern the 1997 Notes and the 1998 Notes contain similar provisions. The Chase Manhattan Bank acts as Trustee for each of the Indentures. The 1997 Notes and the 1998 Notes are general senior unsecured obligations of RCN. The 9.80% Senior Discount Notes will mature on February 15, 2008. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. The 1997 Notes will mature on October 15, 2007. Interest on the 10% Senior Notes are payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

  The 9.80% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of RCN. The 9.80% Senior Discount Notes may be redeemed at redemption prices starting at 104.900% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The 1997 Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 10% Senior Notes may be redeemed at redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued and unpaid interest. The 11 1/8% Senior Discount Notes may be redeemed at redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

  The Notes (if issued) will have terms substantially identical to the 9.80% Senior Discount Notes. The Notes will be redeemable, in whole or in part on or after July 1, 2003 at the option of RCN. The Notes may be redeemed at redemption prices starting at 105.500% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The Notes will not accrue cash interest prior to January 1, 2003.

  RCN may, at its option, use the net proceeds of certain offerings of RCN Common Stock to redeem up to an aggregate of 35% of the aggregate principal amount at maturity of the debt securities issued under the Indentures at a certain premium. Upon the occurrence of a change of control, RCN must make an offer to purchase all of the debt securities issued under the Indentures then outstanding at a premium.

  The Indentures contain certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  RCN Cable and certain of its subsidiaries have in place secured credit facilities comprised of a five-year revolving credit facility in the amount of $25,000 (the "Revolving Credit Facility") and an eight-year term credit facility in the amount of $100,000 (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997 (the "Credit Agreement"). As of March 31,1998, $100,000 of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of March 31, 1998, $3,000 principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. All borrowings under the Credit Agreement will be pari passu and will be secured under a common collateral package.

  The interest rate on the Credit Agreement is, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate includes a spread that varies, based on RCN Cable's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment accrues and is payable quarterly in arrears.

  The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. In addition, the Borrowers are subject to a prohibition on granting negative pledges and the Borrowers must apply certain cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. The Credit Agreement requires the Borrowers to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter. The Credit Agreement also includes customary events of default.

  The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At March 31, 1998, after giving effect to the Concurrent Notes Offering, the Company had an aggregate of approximately $1,203,000 of indebtedness outstanding, and the ability to borrow up to an additional $22,000 under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. In addition, the Company will require substantial additional indebtedness particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

  The extent of the Company's leverage may have the following consequences:
(i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

  On a historical basis, for the quarter ended March 31, 1998, the Company's net cash provided by operating activities was $8,277 comprised primarily of a net loss of $(67,752) adjusted by non-cash depreciation and amortization of $17,691, other non-cash items totaling $46,310, working capital changes of $8,592 and changes in long-term unearned revenue of $2,248. Net cash used in investing activities of $(76,279) consisted primarily of purchase of short-term investments of $77,614, additions to property, plant and equipment of $28,064, an investment in an unconsolidated joint venture of $12,500 and acquisitions of $40,717 (primarily the acquisitions of Erols and UltraNet), partially offset by sales and maturities of short-term investments of $82,014. Net cash provided by financing activities of $356,854 consisted primarily of the issuance of long-term debt of $350,588 and contributions from a minority interest partner of $11,025, partially offset by payments made for debt financing costs of $5,652.

  On a historical basis, for the year ended December 31, 1997, the Company's net cash provided by operating activities was $1,661, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($611) , working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $635,266 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,324 partially offset by redemption of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $19,743 and an increase related to cash restricted for debt service of $61,250.

  On a historical basis, for the year ended December 31, 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling ($7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $38,548, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000 and change in affiliate notes of $32,802 partially offset by the redemption of long-term debt of $44,750.

IMPACT OF THE YEAR 2000 ISSUE

  The Company has certain financial, administrative and operational systems which are subject to Year 2000 exposures. The Company has performed a study to identify those specific systems which require remediation and developed a plan to correct such situations in a timely fashion. The Company's plan is proceeding on target.

The plan includes ensuring that those systems for which the Company is dependent on external vendors, such as certain billing systems, will be Year 2000 compliant by the end of 1999 based on the status of external vendors' remediation efforts. For those internal systems that require corrective action, the Company has contracted with its information systems services provider to rewrite the relevant programming code. Finally, the Company is well along on a conversion of its suite of financial systems to a state-of-the-art Oracle system. Such system is expected to ensure Year 2000 compliance in financial applications, enable the Company to process and report its financial transactions more efficiently and provide a greater level of detailed information to facilitate management's analysis which is critical to its business decisions.

  The Company is employing a team approach across its management information systems, financial and operational groups in addressing the above issues, as well as utilizing the assistance of external consultants in the case of the Oracle implementation. Such team approach facilitates a consistent progress along plans without disruption of other areas of the business.

  There is no assurance that the Company's plans will continue to progress as intended. The Company estimates that its cost of Year 2000 remediation will not be material.

                                   BUSINESS

OVERVIEW

  RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected high density markets. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices. The Company believes that it is the only publicly-traded facilities-based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believes that it will be the first competitive provider in its target markets.

  RCN's initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities and in the Washington, D.C. area. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. In the Boston market RCN operates its advanced fiber optic network through a joint venture with BECO. The venture is managed and 51% owned by RCN and is accounted for on a consolidated basis. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock. In the Washington, D.C. market RCN is developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, an indirect wholly owned subsidiary of PEPCO. Starpower is owned 50% by RCN and 50% by Pepco Communications and is accounted for under the equity method of accounting. RCN believes that these joint ventures provide it with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, Level 3, and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

  Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections." As of March 31, 1998, the Company had approximately 658,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--Properties." At March 31, 1998, RCN had approximately 20,300 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 638,200 connections attributable to customers served through other facilities ("off-net" connections). Off-net corrections consist of approximately 227,500 connections attributable to the Company's fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and approximately 325,000 Internet service customers gained upon completion of the acquisitions of UltraNet and Erols in February 1998. As a result of the Erols and UltraNet acquisitions, RCN is a leading ISP in the Boston to Washington, D.C. corridor.

  RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC, which prior to September 30, 1997 owned and operated RCN. See "--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

  RCN seeks to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. The Company continues to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor. The Company believes that its experience in the Northeast will provide it with a key strategic advantage when it enters new markets.

BUSINESS STRATEGY

  The Company believes that the opportunity to deploy effectively advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad demand for of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

  Developing Advanced Fiber Optic Networks. RCN's advanced fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. The Company expects that the substantial growth of the Internet and demand for high speed data service will play an important role in the demand for its fiber optic networks. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

  Focusing on Residential Customers in High-Density Markets. RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. The Company estimates that RCN's loop lengths are a small fraction of that of the incumbents. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

  Implementing Subscriber-Driven Investment Strategy. RCN attempts to deploy efficiently its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide selected services to customers located near its advanced fiber networks utilizing existing facilities that are available in advance of network construction. For example, RCN markets Internet services and provides resold telephone services in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 40,859 customers in New York City (as of March 31, 1998) with a view to extending the advanced fiber optic network to service many of these existing customers.

  Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco

Communications and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of UltraNet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships. In addition, RCN recently entered into an agreement with Qwest under which it will lease fiber lines from Qwest tying RCN's local networks from Boston to Washington, D.C.

  Offering Bundled Voice, Video and Data Services. RCN believes that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

  Providing Superior Customer Service. RCN seeks to provide superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

RCN SERVICES

  RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

  RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, and resale local and long distance telephony services.

  Connections. The following table summarizes the development of RCN's subscriber base:

                                                             AS OF
                                                --------------------------------
SERVICE CONNECTIONS(1)                          6/30/97 9/30/97 12/31/97 3/31/98
----------------------                          ------- ------- -------- -------
Advanced Fiber:
  Voice........................................     370   1,909   3,214    4,473
  Video........................................   1,060   4,870  11,784   15,599
  Data.........................................      81     326     150      267
                                                ------- ------- -------  -------
Subtotal On-Net................................   1,511   7,105  15,148   20,339
                                                ------- ------- -------  -------
Other(2):
  Voice(3).....................................   4,672  10,953  24,900   40,447
  Video(4)..................................... 228,458 229,198 227,619  227,558
  Data.........................................     --      --      --   370,271
                                                ------- ------- -------  -------
Subtotal Off-Net............................... 233,130 240,151 252,519  638,276
                                                ------- ------- -------  -------
Total Service Connections...................... 234,641 247,256 267,667  658,615
                                                ======= ======= =======  =======
Advanced Fiber Units Passed....................   7,940  26,083  44,045   63,386

--------
(1) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.
(2) RCN classifies connections within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch.
(3) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.
(4) Includes approximately 40,859 wireless connections. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,000 connections at March 31, 1998).

  Set forth below is a brief description of RCN's services:

  Voice. RCN offers full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. At March 31, 1998, RCN had approximately 4,473 telephone service connections on its advanced fiber optic networks and approximately 40,447 customers for resold telephone service.

  RCN Long Distance Company provides long distance telephone services, including outbound, inbound, calling card and operator services. These services are offered to residential and business customers. As of March 31, 1998, RCN Long Distance Company had approximately 13,100 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

  Video Services. RCN offers a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema, available on the Company's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

  As of March 31, 1998, RCN had approximately 15,599 subscribers for its video programming services provided over advanced fiber optic networks. As of such date, RCN also had approximately 40,859 connections attributable to the wireless video system and approximately 187,000 connections attributable to the hybrid fiber/coaxial cable systems.

  Internet Access and Data Transmission. RCN's StarPass Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN expects to commence offering a high-speed Internet access service in certain markets during the second quarter of 1998. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well. Following the recent Erols and UltraNet acquisitions, RCN believes it is the largest regional provider of Internet services in the Northeast. As of March 31, 1998, RCN had approximately 370,271 Internet subscribers.

  Migration of Customers to Advanced Fiber Networks

  RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides internet services and resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue (and larger margins) from originating and terminating access fees and to control the related services and service quality.

STRATEGIC RELATIONSHIPS

  RCN has developed a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.

  Fiber Agreements with MFS/WorldCom. RCN, through its affiliates, has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets (the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN has reimbursed MFS/WorldCom for the costs MFS/WorldCom incurred to install, construct and acquire the Fiber Optic Facilities constructed prior to March 31, 1997. RCN has further agreed to pay all of the costs MFS/WorldCom incurs to (i) install, construct and acquire the Fiber Optic Facilities constructed between March 31, 1997 and May 8, 1998 and the Extensions, and (ii) maintain, and support RCN's use of, the Fiber Optic Facilities and the Extensions. Unless earlier terminated upon the occurrence of certain events set forth therein, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, provided that (i) at such time the parties may agree to extend the Fiber Agreements for up to 10 years or enter into other alternative arrangements, and (ii) under certain circumstances, MFS/WorldCom is required to transfer the Extensions to RCN.

 BECO Joint Venture

  In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN, through RCN Massachusetts, owns 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest. This joint venture with BECO is reflected on RCN's financial statements on a consolidated basis.

  The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. At the closing, (i) RCN transferred to RCN-BECOCOM its business of providing Boston Services; (ii) BECO transferred to RCN-BECOCOM access to and use of certain existing BECO facilities; (iii) RCN and BECO made initial cash capital contributions to RCN-BECOCOM; and (iv) the parties and/or their affiliates executed and delivered (a) the Amended and Restated Operating Agreement of RCN-BECOCOM (the "BECO Operating Agreement");
(b) the Construction and Indefeasible Right of Use Agreement (the "IRU Agreement"); (c) the Management Agreement (the "Management Agreement"); (d) the Exchange Agreement (the "Exchange Agreement"); and (e) the Joint Investment and Noncompetition Agreement (the "Joint Investment Agreement").

  Pursuant to the BECO Operating Agreement, RCN and BECO are required to make any additional capital contributions required by RCN-BECOCOM's annual budget on a 51%/49% basis. The annual budget will be prepared by RCN and is subject to review by each member of RCN-BECOCOM. RCN will manage the business of RCN-BECOCOM; however, certain extraordinary actions require the consent of both parties. In addition, the BECO Operating Agreement provides that if a deadlock arises relating to a merger, reorganization, issuances of equity, liquidation or bankruptcy, amendments to the organizational documents or an expansion of operations of RCN-BECOCOM beyond those contemplated by the BECO Operating Agreement, the disputing party will either sell its interest to the other party or purchase the other party's interest in the joint venture. In the event of a deadlock relating to other fundamental business actions or relating to the annual budget, the matter will be submitted to arbitration. Neither RCN nor BECO may transfer its interest in RCN-BECOCOM until June 17, 2000 without the other's written consent. After such date, each party has the right to purchase the interest proposed to be sold by the other party. If a party proposes to sell more than 33% of its interest, the other party has "tag-along" rights to sell a proportionate share of its interest. In the event a member's interest becomes less than 25%, the other members have the option to purchase such interest at fair market value. Upon a change in control of either RCN Massachusetts or BECOCOM, the other party has the right to purchase all of the equity interest in RCN-BECOCOM for fair market value, as determined by an appraisal proceeding.

  RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period.

  Pursuant to the IRU Agreement, BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement generally expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060.

  Under the Joint Investment Agreement, BECO will have the right to acquire up to a 20% equity interest in any joint venture between RCN and an electric utility company formed to provide any services similar to the Boston Services in New England outside the Boston Market. BECO's joint investment right shall terminate (i) upon BECO's stake in RCN-BECOCOM dropping below a 1/3 interest and (ii) on the later to occur of (a) June 17, 2002 or (b) two years after RCN's stake in RCN-BECOCOM falls below a 1/3 interest. The agreement also provides that neither RCN, BECO nor their affiliates will be permitted to be involved in any other enterprise providing services similar to the Boston Services in the Boston Market. This covenant not to compete will survive for a period of two years after either party is no longer a member of RCN-BECOCOM.

  Pursuant to the Exchange Agreement, BECO had the right at the time of the Distribution, and has the right every two years thereafter, to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions, including exercise periods, appraisal procedures and restrictions specifically set forth in the Exchange Agreement. Although BECO exercised its conversion right, BECO remains obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. BECO has notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option. BECO's right to convert its joint venture interest into Company Common Stock is subject to certain limitations designed to ensure that the conversion does not jeopardize the tax free nature of the Distribution. In the event BECO is unable to convert any portion of its interest as a result of such limitations, BECO has the right to require RCN to purchase such portion. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

  RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.

 Starpower Joint Venture

  On August 1, 1997, RCN Telecom Services, Inc., a subsidiary of RCN, and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 by RCN Washington and Pepco Communications. Starpower was formed to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services (the "Relevant Business") to all potential commercial and residential customers in the Washington, D.C. Market. RCN, through RCN Washington, owns 50% of the equity interest in Starpower and PCI, through Pepco Communications, owns the remaining 50% interest. Starpower is accounted for under the equity method of accounting.

  The closing (the "Starpower Closing") of the Starpower joint venture occurred on December 19, 1997. At the Starpower Closing, RCN Washington transferred to Starpower all its right, title and interest in and to (i) all customer accounts of RCN Long Distance in the Washington, D.C. Market, (ii) its business plan in the Washington, D.C. Market and experience with respect to the Relevant Business, (iii) all building access agreements covering any property located in the Washington, D.C. Market, (iv) the Support Services Agreement (as described below) and (v) the benefit of certain agreements pursuant to the Assignment of Benefits Agreement (as described below). The documents signed at the Starpower Closing were the Starpower Operating Agreement, Fiber Use Agreement dated as of December 18, 1997 between PEPCO and Starpower ("Fiber Use Agreement"), Agency Agreement dated as of December 18, 1997 by and between RCN Washington, RCN Telecom Services of Maryland, Inc., RCN Telecom Services of Virginia, Inc. and Starpower ("Agency Agreement"), Non-competition Agreement dated as of December 18, 1997 by and among RCN Telecom Services, Inc., PCI and Starpower ("Non-competition Agreement"), Assignment of Benefits Agreement dated as of December 18, 1997 by and between RCN Washington and Starpower ("Assignment of Benefits Agreement"), Support Services Agreement dated as of December 18, 1997 by and between RCN Operating Services, Inc. and Starpower ("Support Services Agreement"), Guarantee dated as of December 18, 1997 by PCI on behalf of Pepco Communications in favor of Starpower, Guarantee dated as of December 18, 1997 by RCN on behalf of RCN Washington and other RCN obligors in favor of Starpower and Contribution Agreement dated as of December 18, 1997 by and between RCN Washington and Starpower ("Contribution Agreement"). RCN Washington and Pepco Communications also each paid $12.5 million in cash in January 1998 as their initial capital contributions.

  Pursuant to the Starpower Operating Agreement, RCN Washington and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN Washington or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN Washington and Pepco Communications. So long as RCN Washington and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN Washington and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest.

Failure to reach agreement may trigger a deadlock event. In the event a deadlock arises within the first three years of the joint venture, the proposed action shall be deemed rejected. If the deadlock arises thereafter, the disputing party may give a notice to the other party offering to sell its membership or to purchase all membership interests from the other party; the offeree has the obligation to elect to buy or sell its interest. Subject to certain exceptions, neither RCN Washington nor Pepco Communications may sell any interest in Starpower for four years. Thereafter, RCN Washington or Pepco Communications may sell any of its membership interests with the written consent of the other subject to a right of first offer by the other party. RCN Washington shall be restricted from transferring its interest if Pepco Communications can demonstrate that such assignment would have a material adverse impact on Starpower's business. Upon a change of control of RCN Washington or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to sell its membership interests to the other party or to acquire such party's membership interests or accept the change of control. The offeree has the right to elect to buy or sell its interest. If a party proposes to sell its interest to a third party, the other party has "tag-along" rights to sell a proportionate share of its interest. Both RCN Washington and Pepco Communications may transfer their membership interests to certain affiliates.

  Under the Fiber Use Agreement, PEPCO agreed, for certain agreed upon fees,
(i) to provide construction services to develop a network and (ii) to grant Starpower an indefeasible right of use of certain facilities and an irrevocable right to install, maintain, use and operate its strand fiber connections to leased facilities. Starpower has the right, at the end of the term, to purchase not less than the whole network at the fair market value less the amount previously paid by Starpower with respect to such facilities. The initial term is ten years and the agreement may be renewed four times.

  Under the Support Services Agreement, a subsidiary of RCN will provide support services including customer service, billing, marketing, and certain administrative, accounting and technical support services, each of which shall be provided at cost. The Support Services Agreement also contains certain indemnity provisions.

  Under the Non-competition Agreement, for so long as either RCN Washington or Pepco Communications owns an interest in Starpower, neither party nor any of their affiliates may compete with any Relevant Business in the Washington, D.C. Market. Neither RCN Washington nor Pepco Communications shall attempt to solicit, divert or accept business from the customers of Starpower for any Relevant Business in the Washington, D.C. Market or solicit any individual who is employed by Starpower.

  Starpower agreed, in the Agency Agreement, to serve as RCN Washington's exclusive agent for the provision of telephony services in the Washington, D.C. Market until Starpower receives sufficient authorization for it to provide telephony services in the Washington, D.C. Market. All revenues and customers under this Agency Agreement belong to Starpower. Starpower must indemnify RCN Washington for any tax liability resulting from its obligations under this Agency Agreement. The Agency Agreement also contains certain other indemnity provisions.

  Pursuant to the Assignment of Benefits Agreement, RCN Washington assigned the benefits of all of the agreements (the "Assigned Agreements") with suppliers of programming and entertainment, voice, video and data services, telecommunications equipment and other products and services useful in the conduct of the Relevant Business in the Washington, D.C. Market to Starpower. RCN Washington may not transfer or assign its interest in the Assigned Agreements if doing so would have a material adverse effect on Starpower's ability to conduct the Relevant Business in the Washington, D.C. Market. In addition, RCN Washington may not amend, modify or assign the Assigned Agreements without the prior written consent of Starpower and Starpower has the right to terminate any agreement amended, modified or assigned without its consent. RCN Washington has agreed to take all reasonable steps necessary to obtain consent for Starpower to use programming agreements prior to the date Starpower begins offering OVS services. The Assignment of Benefits Agreement expires on December 19, 1998 and Starpower has certain renewal rights. Starpower may terminate the Assignment of Benefits Agreement on 60 days' notice.

  RCN has agreed to unconditionally guarantee the due and punctual performance and discharge all of its affiliates' material covenants, warranties, undertakings and other obligations under the agreements signed at the Starpower Closing. PCI has agreed to unconditionally guarantee the due and punctual performance and discharge by Pepco Communications of all its material covenants, warranties, undertakings and other obligations under the Starpower Operating Agreement.

RECENT ACQUISITION TRANSACTIONS

 Merger with Erols Internet, Inc.

  Erols is a leading regional ISP serving residential and business subscribers in targeted markets, including New York City, Philadelphia, Washington, D.C. and Boston. At the date of the Erols Acquisition, Erols had approximately 293,000 subscribers. Erols currently operates 57 POPs throughout its geographic markets, and also currently utilizes 32 "Virtual POPs," which permit subscribers located adjacent to, but outside of the local calling areas of, physical POPs to dial into the Erols network on a local basis through arrangements with the relevant LEC. Erols offers a broad range of Internet-based services, including (i) Global TraderSM, Erols' turn-key e-commerce product for small businesses, (ii) Internet security services, including security consulting and virtual private networks, and (iii) Web hosting, design and development services.

  On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols, Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holding, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. On February 20, 1998, Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The transaction was completed in February 1998. The approximate total Erols Merger consideration was $29.2 million in cash, 1,730,648 shares of RCN Common Stock plus the assumption and repayment of approximately $5.8 million of debt (including payment of accrued interest). Additionally, the Company is converting approximately 999,000 stock options to stock options to purchase approximately 699,000 shares of RCN Common Stock with an average exercise price of $3.424 per share.

  The Erols Merger Agreement contains customary representations, warranties, and covenants by each party, which representations and warranties will survive until March 31, 1999, except for certain specified representations and warranties which will survive indefinitely or until the expiration of the applicable statute of limitations. Pursuant to the Erols Merger Agreement, each party has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by such party pursuant to the Erols Merger Agreement. In addition, Erol Onaran has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Erols on or before the consummation of the Erols Merger, subject to certain thresholds and limitations, and arising from certain matters set forth in the Erols Merger Agreement.

  Pursuant to the Erols Merger Agreement, at the effective time of the Erols Merger both an escrow agreement (the "Erols Escrow Agreement") and a registration rights agreement (the "Erols Registration Rights Agreement") were executed and delivered. Under the terms of the Erols Escrow Agreement, RCN delivered to the Erols Escrow Agent an aggregate of approximately $5.84 million in cash and 93,210 shares of RCN Common Stock to be held, invested and distributed by the Erols Escrow Agent pursuant to the Erols Escrow Agreement. Under the terms of the Erols Registration Rights Agreement, Erol Onaran and Gold & Appel each received customary demand and piggy-back registration rights, subject to certain limitations as set forth in the Erols Registration Rights Agreement.

  RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. The joint venture partners of Starpower are currently negotiating the terms of such contribution.

 Merger With UltraNet Communications, Inc.

  UltraNet is a leading ISP in the Boston area serving residential and business customers in New England. At the date of RCN's acquisition of UltraNet, UltraNet had approximately 32,000 subscribers. UltraNet provides Internet service to over 500 schools, and is presently building a network which will provide access throughout New Hampshire's universities and colleges. UltraNet has a wide network of 42 POPs. Services UltraNet offers to subscribers include (i) virtual hosting, which gives customers a corporate presence on the Internet, (ii) firewall security, which provides high quality control in monitoring access to documents and visitors to the customer's websites, and (iii) UltraFax, which allows customers to send faxes from their desktops. UltraNet also offers its customers access to its network via an 800 number which allows access from every major city in the world.

  On January 21, 1998, RCN, Holding and UltraNet entered into the UltraNet Merger Agreement. The transaction was completed in February 1998. The total consideration for the acquisition was approximately $7.9 million in cash, approximately 890,384 shares of RCN Common Stock and $3 million in deferred compensation. Additionally, the Company is converting approximately 63,500 UltraNet stock options to stock options to purchase 117,052 shares of RCN Common Stock at an average exercise price of $1.825 per share.

  RCN also agreed to indemnify UltraNet and its directors, officers and stockholders from and against liabilities or expenses incurred (i) in connection with the severance benefits under any severance arrangement applying to any former employee of UltraNet employed by RCN after the UltraNet Merger is consummated, (ii) relating to a former employee's employment and/or termination by RCN after the UltraNet Merger is consummated and (iii) incurred by an indemnified person with respect thereto.

  Pursuant to the UltraNet Merger Agreement, on February 27, 1998, the UltraNet Registration Rights Agreement was executed and delivered. Under the terms of the UltraNet Registration Rights Agreement, certain former shareholders of UltraNet received registration rights, subject to certain limitations as set forth in the UltraNet Registration Rights Agreement.

  RCN contributed to its joint venture with BECO the subscribers acquired in the acquisition of UltraNet located in the Boston area as well as 1.36% (or all of Erols' subscribers located in the relevant Boston area) of the subscribers acquired in the acquisition of Erols. On February 27, 1998, approximately 27% of all of UltraNet's subscribers were located in the relevant Boston area. BECO has made a corresponding contribution to the joint venture in the form of a note in the principal amount of 49/51 of the agreed value of the subscribers contributed by RCN.

 Indemnification and Noncompetition Agreement

  Certain stockholders holding at least 95% of the UltraNet common stock, Series A Preferred Stock and Series B Preferred Stock executed an Indemnification and Noncompetition Agreement (the "Indemnification Agreement") which provides that certain representations and warranties included in the UltraNet Merger Agreement will survive the consummation of the merger. Such stockholders agree to indemnify RCN, severally and on a pro rata basis, and RCN agrees to indemnify the stockholders against all losses incurred by any of them arising out of any breach of any tax representation in the UltraNet Merger Agreement insofar as such breach causes the merger not to qualify as a reorganization or any material failure to perform any of its covenants or agreements contained in the UltraNet Merger Agreement. The maximum amount of indemnification by the stockholders on the one hand and by RCN on the other hand is $7.5 million plus certain amounts up to $2.5 million with respect to breach of tax representations.

  The Indemnification Agreement provides that the stockholders will not knowingly take any action which would cause the merger not to qualify as a reorganization. Certain employees also agree not to engage in any activity which would compete with UltraNet in the geographic region identified as the "Boston-Washington" corridor for a period ending the earlier of five years after the consummation of the merger or one year after his or her termination (or two years in the case of termination for cause or voluntary termination).

 Merger With Lancit Media Entertainment, Ltd.

  On February 27, 1998, RCN entered into an Agreement and Plan of Merger ("Lancit Merger Agreement") with Lancit Media Entertainment, Ltd., a New York corporation ("Lancit"), and LME Acquisition Corporation, a New York corporation and a wholly owned subsidiary of RCN ("LME"). The transaction was completed in June 1998. Pursuant to the Lancit Merger Agreement, LME will merge with and into Lancit, with Lancit surviving the merger and becoming a wholly owned subsidiary of RCN (the "Lancit Merger"). Lancit is a producer of high-quality children's programming, for which it has won 13 Emmy Awards. Approximately 366,622 shares of Common Stock are to be issued in connection with the Lancit Merger, although the actual number issued may be less due to the elimination of fractional share interests. All options to purchase Lancit common stock were canceled. In addition, approximately 660,209 warrants to purchase Lancit common stock became, by their terms, warrants to purchase the number of Common Stock equal to the number the warrant holders would have received had they exercised their warrants immediately prior to the Lancit Merger (such number would have been approximately 33,011). The transaction will be accounted for by the purchase method of accounting.

 Merger with Interport Communications Corp.

  On June 1, 1998, RCN entered into an Agreement and Plan of Merger ("Interport Merger Agreement") with Interport and INET Holding, Inc., a New York corporation and a wholly owned subsidiary of RCN ("INET"), and the individual stockholders of Interport (the "Interport Stockholders"). The transaction was completed in June 1998. Pursuant to the Interport Merger Agreement, INET was merged with and into Interport, with Interport surviving the merger and becoming a wholly owned subsidiary of RCN (the "Interport Merger"). The total consideration for the transaction was $871,000 in cash and approximately 396,442 shares of RCN Common Stock. In addition, Interport stock options were converted into options to purchase 25,302 shares of RCN Common Stock and 46,986 units granting the right to deferred delivery of 46,986 shares of RCN Stock were issued. The transaction will be accounted for by the purchase method of accounting. Interport is New York City's largest independent Internet service provider with more than 10,000 dial-up accounts and 500 dedicated line and web hosting customers.

  Pursuant to the Interport Merger Agreement, on June 12, 1998, RCN and the Interport Stockholders entered into a registration rights agreement (the "Interport Registration Rights Agreement"). Under the terms of the Interport Registration Rights Agreement, RCN agreed to register the shares of RCN Common Stock received by the Interport Stockholders pursuant to a shelf registration statement, and granted the Interport Stockholders piggy-back registration rights with respect to such shares, subject to certain limitations as set forth in the Interport Registration Rights Agreement.

HYBRID FIBER/COAXIAL CABLE SYSTEMS

  RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the Distribution. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:

                                                                         THREE
                                                                        MONTHS
                                         AS OF DECEMBER 31,              ENDED
                               --------------------------------------- MARCH 31,
                                1993    1994    1995    1996    1997     1998
                               ------- ------- ------- ------- ------- ---------
Homes Passed.................. 118,216 119,761 282,836 283,940 290,612  293,146
Basic Subscribers.............  87,660  92,140 176,131 179,932 184,938  186,699

  The service areas for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve affluent bedroom communities in suburban New York City. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of the Company's New Jersey system. Certain of the Company's Hybrid Fiber/Coaxial Cable systems are being upgraded to enable such networks to provide voice, video and data services, including local telephone service, through an RCN switch. When such conversion is completed, customers served by such networks will be included within the "on-net connections" category. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable System in the Lehigh Valley area. The Company expects that certain customers served by such system will be migrated to "on-net" connections over time.

INTERCONNECTION

  Because access to the public switched telephone network is an essential component of any regional or national telecommunications network, interconnection is critical to RCN's ability to provide voice and data services. Bell Atlantic and the other incumbent LECs and independent telephone companies are required to provide interconnection to CLECs such as RCN pursuant to the facilities-based interconnection requirements of Section 251 of the 1996 Act. Under the 1996 Act, the RBOC's ability to offer interLATA long distance service is contingent upon their ability to create an environment allowing economically-efficient competition in their local markets for both business and residential services.

  RCN has achieved interconnection through comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint-New Jersey covering their service areas in ten states and the District of Columbia in the Northeast and New England-Middle Atlantic corridor areas. These agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's Section 251 regulations. RCN's interconnection agreements with Bell Atlantic cover its service areas in the states of Massachusetts, New York, Vermont, New Hampshire, Maine, Rhode Island, Delaware, Maryland, New Jersey, Pennsylvania and Virginia and the District of Columbia. The agreement with Sprint-New Jersey covers its service area in the State of New Jersey. All of these agreements have been approved by the state regulatory commissions pursuant to Section 252 of the Communications Act of 1934, as amended by the 1996 Act (the "Communications Act"). RCN believes it has more interconnection agreements with incumbent LECs than any other company focused primarily on the residential telecommunications market.

  The terms of RCN's interconnection agreements with the incumbent LECs include the following provisions: (i) interconnection at any technically feasible point within their networks, equal in quality to what the incumbent LEC provides to itself or to affiliates, (ii) exchange of all local traffic at a fully reciprocal and identical rate; (iii) receipt by RCN of access charges for long distance calls made to and from its customers, including full "pass through" to RCN of such compensation on number portability; (iv) interim number portability arrangements to allow customers to keep their telephone numbers when they switch carriers; (v) unbundled network elements, including local loop transmission from the incumbent LEC's central offices to the customer's premises distinct from local switching or other services; (vi) nondiscriminatory access to 911 and emergency 911 services; directory assistance services to allow RCN's customers to obtain telephone numbers; operator call completion services and white pages directory listings for RCN's customers; and (vii) access to the poles, ducts, conduits and rights-of-way owned or controlled by the incumbent LEC at nondiscriminatory rates. The interconnection agreements generally have an initial term of three years and are cancellable thereafter at 90 days' notice.

RESALE ARRANGEMENTS

 Resale of Bell Atlantic Local Telephone Services

  RCN provides local telephone service on a resale basis to customers not connected to the advanced fiber optic facilities. As of March 31, 1998, RCN had 40,447 customers for local telephone services provided through agreements to act as a reseller of Bell Atlantic local telephone services. RCN offers its resale customers competitive telephone rates and RCN's superior customer service. Resale customers are billed by RCN and RCN personnel provision customer service requests by coordinating with the incumbent LECs on the customers' behalf.

  RCN has entered into agreements to act as a reseller of Bell Atlantic local telephone services, which enable RCN to grow its subscriber base by offering telephone services in advance of connecting the customers to an advanced fiber optic network. RCN's agreements with Bell Atlantic allow RCN to purchase at a "wholesale" discount (the amount of which is determined by regulatory commissions in each state) any telephone services that those companies offer to their end users, such as local exchange services, vertical features including Caller ID, Call Waiting, etc., and regional toll calls. The agreements provide that RCN will be entitled to the most favorable terms and conditions, including wholesale discounts, available to any telecommunications carrier reselling similar services.

 Long Distance Resale

  RCN Long Distance Company provides long distance telephone services, including private line, operator and calling card services, to residential and business customers throughout the United States. Such services are provided through an owned and leased switching network utilizing leased interconnection facilities and long distance resale. RCN provides network origination and termination of long distance telephone services throughout the Mid-Atlantic and New England states. For call origination and completion throughout the rest of the country, RCN has various resale agreements. Specifically, RCN has contracted with Level 3 for 800/888 origination, Frontier for off network origination of outbound calling and various carriers for terminating calls.

 DirecTV

  In October 1996, RCN signed an agreement with DirecTV to deliver DirecTV's high-power direct broadcast satellite service to MDUs in New York City. DirecTV allows RCN to offer an additional 175 channels of programming including exclusive sports programming.

CUSTOMER SERVICE AND BILLING

  RCN has implemented a flexible, customer-service oriented approach which RCN believes differentiates it from the mass-market strategy of the incumbent providers. RCN provides customer service 24 hours a day, seven days a week from established central call centers. The facilities utilize state of the art technology which allows communication with subscribers, field technicians and the Company's field offices. The largest of these facilities is located in Dallas, Pennsylvania and handles the majority of the customer service calls.

  RCN's advanced fiber optic network is continuously monitored for quality control and capacity issues, pursuant to a control system featuring 16 alarm monitor points per hub site and automated housekeeping alarms.

  Billing services for video are provided by CableData while RCN telephony billing services are provided by Consolidated Communications Systems and Services. At the present time, RCN customers receive separate billing statements for video and telephone service although RCN intends to offer a single billing option in the future.

  Account piracy is monitored by ongoing field audits and, in RCN's advanced fiber optic networks, through use of state of the art scrambling systems. Potential new customers are generally screened for credit history before being authorized for service. RCN employs a full-time credit and collection staff as well as a group that seeks to minimize toll fraud by detecting and monitoring suspicious calling patterns.

PROGRAMMING AND SUPPLIERS

  RCN has secured license arrangements with all of its desired programming suppliers, some of which provide volume discount pricing structures and/or offer marketing support to the Company. Many of these arrangements are extensions of long-standing agreements entered into by or on behalf of the Company's hybrid fiber/coaxial cable systems, and some are newly negotiated based upon RCN's OVS certifications. RCN has generally obtained these license arrangements on terms and conditions that it considers favorable.

  RCN's programming arrangements include arrangements for basic video channels, premium channels including multi-plexing, pay-per-view movies and events, adult entertainment, electronic program guide services and digital music services, as well as retransmission arrangements for relevant network broadcasters.

  The Company generally pays a monthly fee per subscriber per channel for programming purchased from its suppliers. Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that future contract renewals for video providers such as the Company will result in programming costs exceeding current levels, particularly for sports programming.

  A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the development and enhancement of the Company's networks. RCN has entered into Master Purchase Agreements with certain equipment suppliers which enable it to purchase video and switching equipment on terms which it considers favorable. The Company anticipates that the costs for these supplies, equipment and materials will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

RCN LONG DISTANCE COMPANY

  RCN Long Distance Company, a wholly owned subsidiary of RCN, provides switched-based resale long distance services to customers on the advanced fiber optic network as well as other customers. RCN Long Distance Company operates the long distance business formerly operated by C-TEC, except within the territory serviced by Commonwealth Telephone. During 1996, RCN obtained certification in forty-seven states. As of March 31, 1998, RCN Long Distance Company had approximately 13,100 long distance customers.

INTERNATIONAL

  The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems, and one multi-channel multipoint distribution service ("MMDS") cable system, in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At March 31, 1998 their wireline systems passed approximately 64,000 homes and served approximately 202,400 subscribers. Megacable had revenues of $30.4 million and $23.2 million for the years ended December 31, 1997 and 1996, respectively and $9.2 million for the three months ended March 31, 1998.

  Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high-speed data service in these cities, principally to commercial customers in Mexico City.

RELATIONSHIP AMONG COMMONWEALTH TELEPHONE, RCN AND CABLE MICHIGAN

  The Distribution Agreement defines certain aspects of the relationship among Commonwealth Telephone, RCN and Cable Michigan and provides for the allocation of certain assets and liabilities among Commonwealth Telephone, RCN and Cable Michigan. Commonwealth Telephone, RCN and Cable Michigan have also entered into a Tax Sharing Agreement dated as of September 5, 1997 (the "Tax Sharing Agreement" and together with the Distribution Agreement, the "Distribution Documents") to define certain aspects of their relationship with respect to taxes and to provide for the allocation of tax assets and liabilities.

 Indemnification

  Commonwealth Telephone, RCN and Cable Michigan have agreed to indemnify one another against certain liabilities. RCN has agreed to indemnify Commonwealth Telephone and its subsidiaries at the time of the

Distribution (collectively, the "Commonwealth Telephone Group") and the respective directors, officers, employees and affiliates of each person in the Commonwealth Telephone Group (collectively, the "Commonwealth Telephone Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the Commonwealth Telephone Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of RCN or any of its subsidiaries at the time of the Distribution (collectively, the "RCN Group") to pay, perform or otherwise discharge any of the RCN Liabilities (as defined below), (ii) arising out of the breach by any member of the RCN Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of the services described below to the RCN Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee. "RCN Liabilities" refers to (i) all liabilities of the RCN Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Commonwealth Telephone, RCN or Cable Michigan (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the RCN Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True RCN Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

  Cable Michigan has agreed to indemnify the RCN Group and the respective directors, officers, employees and affiliates of each person in the RCN Group (collectively, the "RCN Indemnitees") and the Commonwealth Telephone Indemnitees from and against any and all Losses incurred or suffered by any of the RCN Indemnitees or the Commonwealth Telephone Indemnitees, respectively,
(i) arising out of, or due to the failure of any person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below), (ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other distribution documents, (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of services to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee and (iv) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

  Commonwealth Telephone has agreed to indemnify the Cable Michigan Indemnitees and the RCN Indemnitees from and against any and all Losses incurred or suffered by any of the Cable Michigan Indemnitees or the RCN Indemnitees, respectively, (i) arising out of, or due to the failure of any person in the Commonwealth Telephone Group to pay, perform or otherwise discharge any of the Commonwealth Telephone Liabilities (as defined below),
(ii) arising out of the breach by any member of the Commonwealth Telephone Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Commonwealth Telephone Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Commonwealth Telephone Liabilities" refers to (i) all liabilities of the Commonwealth Telephone Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Commonwealth Telephone Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Commonwealth Telephone Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

  "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of Commonwealth Telephone, RCN or Cable Michigan or their respective subsidiaries which (i)(a) arises from the conduct of the corporate overhead function with respect to Commonwealth Telephone and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the Restructuring and (ii) is not a True Commonwealth Telephone Liability, a True RCN Liability or a True Cable Michigan Liability.

  RCN, Cable Michigan and Commonwealth Telephone have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with certain information provided to shareholders in connection with the Distribution.

  The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

  The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

 Employee Matters

  Under the Distribution Agreement, RCN, Cable Michigan and Commonwealth Telephone agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees. Each of RCN, Cable Michigan and Commonwealth Telephone also agreed to an allocation of employee-related liabilities arising out of certain shared operations prior to the Distribution on the same basis as Shared Liabilities are allocated.

 Services and Other Arrangements

  RCN has agreed to provide or cause to be provided to the Commonwealth Telephone Group the following services: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management, (v) human resources and benefit plan administration, (vi) insurance administration, (vii) legal, (viii) tax,
(ix) internal audit, (x) investor and public relations and (xi) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the Commonwealth Telephone Group and 1.75% of any additional revenue. The fee for 1997 was $8,332,000.

  RCN has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration, (ix) legal, (x) tax, (xi) internal audit, (xii) programming administration, (xiii) billing,
(xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming, and (xvii) other miscellaneous administrative services. Subject to certain limitations, the fee per year for services listed in items (ii)-(xiii), (xv) and (xvii) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administration functions. The fee for customer service listed in item (i) along with the billing service listed in item (xiii) will be a pro rata share (based on the relative number of subscribers) of the fees and expenses incurred by RCN to provide such customer billing services and fees to the RCN Group and the Cable Michigan Group. The total charge to Cable Michigan for such services rendered in 1997 was $6,740,000. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for Cable Michigan referred to in items (xiv) and (xvi) above, are reimbursed to RCN by Cable Michigan and no additional fee is charged with respect thereto.

  Commonwealth Telephone has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services and arrangements to all three groups.

  The services will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service, programming administration and provision of third party programming services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

  The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as Cable Michigan, Commonwealth Telephone and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that Cable Michigan would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Cable Michigan and either or both of Commonwealth Telephone and RCN after the Distribution, which will be negotiated at arm's length.

 Miscellaneous

  The Distribution Agreement also contains provisions concerning access to information and records and rights to technology, software, intellectual property, know-how or other proprietary rights owned, licensed or held for use by the respective Groups. The Distribution Agreement provides that any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.

  There exist relationships among Commonwealth Telephone, RCN and Cable Michigan that may lead to conflicts of interest. Each of Commonwealth Telephone, RCN and Cable Michigan is effectively controlled by Level 3 Telecom. In addition, the majority of the Company's named executive officers will also be acting as directors and/or executive officers of one or more group companies. See "Risk Factors--Control by Level 3 Telecom Holding, Inc.; Conflicts of Interest." The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of other group companies. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

 Tax Sharing Agreement

  The Tax Sharing Agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of Cable Michigan, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Cable Michigan Group, the RCN Group, or the

Commonwealth Telephone Group will be allocated solely to such group. Adjustments to all other tax liabilities will generally be allocated 50% to Commonwealth Telephone, 20% to Cable Michigan and 30% to RCN.

COMPETITION

 Overview

  RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

  With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), may also become a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the incumbent LECs with whom they compete.

  With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

  All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to the Company's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The Company expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as MMDS which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. The Company is unable to predict whether wireless video services will have a material impact on its operations.

  Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the voice, video and data industries or on the operations of the Company.

  RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

 Incumbent LECs

  In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high-speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs (which have long-standing relationships with their customers) have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market. The recently announced merger between SBC and Ameritech may also potentially increase the competitive environment in the Boston and Washington, D.C. corridor if SBC continues to pursue a nationwide strategy.

  In addition, under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI and Sprint). The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

  RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. The Company expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

  The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

 Incumbent Cable Television Service Providers

  Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with

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

the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks in New York City and Boston make it better equipped to provide high-capacity communications services than coaxial cable based networks utilizing "tree and branch" architecture. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

  Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

 CLECs and Other Competitors

  RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers rather than residential customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.

 Internet Services

  The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies; (v) LECs;
(vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the FCC a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

  Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of LMDS, recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.


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

REGULATION

  The telephone and video programming transmission services offered by the Company are subject to federal, state and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to both the FCC and the states broad regulatory and administrative authority to implement the 1996 Act.

 Telecommunications Act of 1996

  The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

  Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

  Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

  Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued the SBC Decision finding that Sections 271 to 275 of the 1996 Act are unconstitutional. These sections of the Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide

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

interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

  The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, in the City of New York and in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington and surrounding communities.

 Regulation of Voice Services

  RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in a different state). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).

  State Regulation of Intrastate Local and Long Distance Telephone
Services. RCN's intrastate telephone services are regulated by the public service commissions or comparable agencies of the various states in which these services are offered. RCN subsidiaries have received either permanent or interim authority to offer intrastate telephone services, including local exchange service, in Massachusetts, Delaware, New Jersey, New York, Pennsylvania, Maryland, the District of Columbia, and Virginia (as well as in some neighboring jurisdictions where the Company does not currently operate but may expand in the future) and RCN has applied for authority to offer such services in New Hampshire. Starpower has separately obtained similar authority in Maryland, Virginia and the District of Columbia. RCN's resale agreements with Bell Atlantic have been approved, pursuant to Section 252 of the Communications Act, by state regulatory commissions in Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.

  RCN Long Distance Company is authorized to offer intrastate long distance services in Pennsylvania, New York, Massachusetts and 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance

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

Company is permitted to resell intrastate long distance services both to other carriers, including RCN's local operating subsidiaries and Starpower for resale to their end user subscribers, and to its own end user customers.

  FCC Regulation of Interstate and International Telephone Services. RCN, through several of its subsidiaries, including RCN Long Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well.

  Local Regulation of Telephone Services. Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

 Regulation of Video Services

  Open Video Systems. In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of the BECO joint venture, in Boston and 47 surrounding communities. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for both the New York City and Boston area systems has expired. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. RCN executed an agreement with the City of New York on December 29, 1997 and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

  In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. The Company will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals for the Fifth Circuit; if certain aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on and information about RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on and information about the Boston OVS network. In a Memorandum Opinion Order released on April 28, 1998, the FCC's Cable Services Bureau granted in part and denied in part Time Warner's petition. RCN has sought review of certain aspects of this order. RCN will continue to oppose these requests, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

  Prior to its certification as an OVS provider, RCN offered limited video programming services using the VDT services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to

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

comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

  Wireless Video Services. RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

  There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

  Hybrid Fiber/Coaxial Cable. RCN's hybrid fiber/coaxial cable systems are subject to regulation under the 1992 Act, which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

  On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.

  Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

  RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

  The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, the Company's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

  The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. The FCC has recently adopted new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

  The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

  In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

  Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

  Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

  The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future.

  The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

EMPLOYEES

  As of March 31, 1998, the Company had 1,606 full-time employees including general office and administrative personnel. The Company considers relations with its employees to be good.

PROPERTIES

 Overview of Advanced Fiber Optic Networks

  RCN's advanced fiber optic networks in Boston and New York City are, and RCN expects that its future networks will be, designed to support voice, video and data services via a switched, fiber-rich network architecture. The Company's full service advanced fiber optic networks in Boston and New York City consist of owned or leased fiber optic cables, local and long distance digital switches, video headends, video and voice transmission and distribution equipment and associated wiring and network termination equipment. The Company's local telephone switching network (consisting of Lucent 5ESS-2000 switches) is installed and fully operational in Boston and in New York City. The networks' leased fiber optic cables make up the fiber backbone, which acts as the common signal transport medium for both digital signals (voice and data) and analog signals (video). In both New York City and Boston, the digital backbone transmission network utilizes synchronous optical network ("SONET") self-healing rings that provide high speed, redundant connections for the delivery of RCN's voice and data services. Facility connections from the backbone network to individual buildings or service areas are provided by either leased facilities provided by MFS/WorldCom, BECO or the incumbent LEC, or through RCN-owned fiber. This fiber backbone includes over 5,267 fiber miles in New York City and over 9,347 fiber miles in Boston. RCN owns two switches (one in Boston and one in New York City) and two General Instrument video headends that are installed and in service in both Boston and New York City. As of December 31, 1997, RCN had connected 493 buildings (424 in NYC and 69 in Boston) to its facilities.

  Fiber optic systems are suitable for transmission of digitized voice, data, video or a combination of these types of information. The main benefits of deploying fiber in place of traditional coaxial cable or copper wire result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the service offerings. The inherent bandwidth limitations of twisted pair copper wire historically used in telephone networks present a substantial obstacle to the use of existing telephone networks to provide video programming services. Although coaxial cable provides substantially greater bandwidth than twisted pair copper wire, fiber optic cable provides substantially greater bandwidth than coaxial cable. Consequently, newly constructed fiber networks such as RCN's provide a superior platform for delivering high speed, high capacity voice, video and data services as compared to systems based on copper wire or coaxial cable networks.

  The fiber cable utilized by RCN's networks has the increased capacity and bandwidth necessary for complex data and video transmission. The fiber optic cable typically contains between 12 and 288 fiber strands, each of which is capable of providing many telecommunications channels or "circuits." Depending on transmission electronics, a single pair of glass fibers on RCN's networks currently can transmit tens of thousands of simultaneous voice conversations, whereas even with multiplexing equipment a typical pair of copper wires can carry a maximum of 24 simultaneous conversations. Although the LECs commonly use copper wire in their networks, they are currently deploying fiber optic cable to upgrade portions of their copper based network, particularly in areas served by RCN. RCN expects that continuing development in communications equipment will increase the capacity of each optical fiber, thereby providing even more capacity at relatively low incremental cost.

  As the Company's network is further developed, it will be dependent on certain strategic alliances and other arrangements in order to provide the full range of its telecommunication service offerings. These relationships include RCN's arrangements with MFS/WorldCom to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston, the Starpower joint venture with Pepco Communications, a subsidiary of PEPCO, and RCN's arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities. See "--Strategic Relationships" and "--Voice Services--Advanced Fiber Optic Networks." Any disruption of these arrangements and relationships could have a material adverse effect on the Company.

 Voice Services

  Advanced Fiber Optic Networks. The Company's advanced fiber optic networks in New York City and Boston utilize a voice network that supports both switched and non-switched (private line) services. Individual buildings are connected to the network backbone via fiber extensions that are generally terminated on SONET equipment, which provide redundant and fail-safe interconnection between the building and the RCN central office or switch location. In situations where fiber extensions are not yet available, interim facility connections can be provided by leasing special access facilities through a leasing arrangement with MFS/WorldCom or the incumbent LEC. In this regard, RCN has in place arrangements which allow it to lease certain facilities owned by the incumbent LECs (unbundled local loops and T-1 facilities) to provide voice services. This enables RCN to provide voice and data services to off-net subscribers who are not physically connected to RCN's advanced fiber optic network. As RCN's network expands to reach more areas within a target market, subscribers served by these temporary connections will be migrated to RCN's advanced fiber optic network. Within a building (or small grouping of buildings) a voice service hub is established by installing an Integrated Digital Loop Carrier ("IDLC") device, which acts as the point of interface between the SONET backbone facility and the intra-building wiring. Each IDLC is installed with a standby power system and is capable of serving up to 672 lines. The IDLC is capable of supporting a wide range of both non-switched services (DS-1, digital data) and switched voice services and features including ISDN, Custom Calling and CLASS features. Within each building, internal wiring (twisted pair copper cable) connects the IDLC to the customer premises and the customer-owned telephone equipment. In certain instances, voice service is extended to other buildings in the building group or cluster via either fiber optic cable or twisted pair copper cable. At the time of initial wiring, RCN generally installs wiring in excess of its initial requirements, in order to meet future subscriber demand.

 Video Programming

  Advanced Fiber Optic Networks. There are presently two video headend locations within RCN's advanced fiber optic networks in New York City and Boston. The video headends consist of optical transmitters, optical receivers, satellite receivers, signal processors, modulators, encoding equipment and network status monitoring and automated tape distribution equipment. From the headend, the video signal is distributed to individual fiber nodes or receivers via the same fiber cable backbone used to deliver the voice and data service. The fiber cable terminates in a fiber optic receiver within an individual building or service area. From the fiber node, coaxial cable and related distribution equipment is used to distribute the video signals to the customer premises. The bandwidth of the video distribution is a minimum of 750 MHZ, which is capable of supporting a minimum of 110 video channels. This distribution plant is specifically designed to be predominantly fiber-based, which increases the reliability and improves the quality of the services delivered compared to traditional cable television distribution architectures.

  Wireless Video. RCN also owns and operates a "wireless video" television system (which was formerly operated as Liberty Cable Television of New York, the operations of which were acquired by RCN in 1996) using point-to-point 18GHz microwave technology. RCN is utilizing this system in New York City as an alternate platform for delivering television programming to buildings that are not yet connected to the advanced fiber optic network. RCN expects that the majority of the buildings currently served by the wireless service will ultimately be connected to the network, to the extent that connection is feasible. As buildings are connected to the RCN network, RCN will reuse the microwave equipment to provide service to other customers in off-network premises. The transmission equipment and microwave services used to provide RCN's wireless service are provided by Bartholdi Cable, which formerly operated Liberty Cable Television of New York. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the subscribers to its advanced fiber optic network or has obtained FCC authority to provide such services pursuant to its own licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having authority to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. There can be no assurance that RCN will be able to obtain its own FCC license.

  Hybrid Fiber/Coaxial Cable Systems. RCN owns and operates hybrid fiber/coaxial cable television networks in Pennsylvania, New Jersey and New York State (outside of New York City), all within 75 miles of New York City. These networks offer expanded bandwidth and a platform for two-way services, and have an aggregate of 658 route miles of fiber optic cable, including separate high capacity fiber optic rings with a minimum 84 fibers in Pennsylvania (covering approximately 69 route miles) designed and constructed as competitive telephony networks. The New York system includes 211 route miles of fiber optic cable serving 98 nodes from one head-end. Approximately 70% of the New York system is two-way active 750 MHZ plant with 84 active channels of programming. The New Jersey system has deployed 144 route miles of fiber optic cable (over 30 miles of which is two-way active) from two head-ends, and generally operates a 400/450 MHZ plant providing 62 channels of video programming. The Pennsylvania system operates 2,649 miles of coaxial cable and over 234 route miles of fiber with 43 nodes from one headend, operating at 550 MHZ with 84 active channels. All of the Company's hybrid fiber/coaxial cable systems are 100% one-way addressable.

  These fiber-rich networks provide a basic fiber optic platform capable of enhancement for supporting two-way services, such as high-speed Internet services, in the future. RCN is presently expanding the fiber capacity of certain of these fiber/coaxial cable television networks so that they will be capable of delivering switched two-way services in the future. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in Pennsylvania.

 Data Services

  RCN's Internet access and data transmission services are currently provided over the advanced fiber optic network via dial-up modems facilitated through the RCN voice network in on-net subscriber applications. In off-net situations, subscribers use conventional dial-up modems through the incumbent LEC network to access RCN's Internet transmission network. RCN is beginning to offer Internet and data transmission services via cable modems. Cable modems, which utilize the broadband coaxial plant, offer higher speed access for data transmission than the speeds achieved by conventional telephone dial-up technology.

  Erols provides high quality Internet access services to businesses by utilizing high-speed access via ISDN, frame relay, fractional T-1, T-1 and T-3 circuits. Erols' network infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. Erols provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Communication Corporation's ("Netscape") Navigator (a registered trademark of Netscape) or Microsoft Corp.'s Microsoft(R) Internet Explorer) and SurfWatch(TM) software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" graphical user interface. After installation, the subscriber has a direct connection to the Internet using Point-to-Point Protocol and access to all of the Internet's resources, including e-mail, the World Wide Web, Usenet News service and Internet Relay Chat. Access software automatically displays the Erols World Wide Web site each time a subscriber logs on, providing Erols with the opportunity to communicate with its subscribers at the start of each session. Erols maintains "24 x 7" subscriber and technical support 365 days a year.

  UltraNet utilizes K56Flex protocol to support its POPs, a result of a major mid-1997 upgrade in UltraNet transmission equipment. This advancement has empowered users to gain access to two to four times more quickly to equipment that is also more reliable. The new infrastructure takes advantage of Rockwell technology that supports the K56Flex modems (speeds up to 56 Kbps) and ISDN (speeds up to 128 Kbps). By connecting users to the Internet faster, downloading time is decreased, and in turn, telephone costs and time online.

  RCN intends to extend its network to cover most of the areas currently served by Erols and UltraNet and ultimately to migrate most of those customers to RCN's advanced fiber optic network, subject to certain regulatory approvals and the approval of RCN's joint venture partners.

LEGAL PROCEEDINGS

  On September 30, 1997, the Yee Family Trusts, as holders of C-TEC's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, Commonwealth Telephone and Cable Michigan in the Superior Court of New Jersey, Chancery Division. The complaint alleges that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan in connection with the Distribution (1) constituted a fraudulent conveyance; (2) breached the terms of a contract between plaintiffs and Commonwealth; (3) breached the covenant of good faith and fair dealing allegedly owed plaintiffs; and (4) breached fiduciary duties allegedly owed plaintiffs. On December 1, 1997, the complaint was amended to allege that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of 15 Pa.C.S. 1551(b)(2). The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages alleged to be in excess of $52 million. The Company believes this lawsuit is without merit and intends to contest this action vigorously. On January 9, 1998, the defendants, including RCN, filed a Motion to Dismiss, or in the Alternative, for Summary Judgment. Plaintiffs filed their response on March 9, 1998 and defendants filed their reply on April 6, 1998. The New Jersey court has not yet scheduled argument on the motion.

  In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

                                  MANAGEMENT

STRUCTURE OF RCN'S BOARD OF DIRECTORS

  The Company Board is divided into three classes of directors and currently consists of 13 directors. The term of office of Class I Directors will expire at the 2001 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after September 30, 1997, a class of directors will be elected for a three year term to replace the class whose term has then expired.

  The Company Board has established an executive committee which, among other things, has all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session. Members are Messrs. McCourt (Chairman), Scott, Mahoney and Crowe.

  The Company Board has established a compensation pension committee which makes recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel. Members are Messrs. Roth (Chairman), Yanney and Fasola.

  The Company Board has also established an audit committee which, among other things, considers the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommends the appointment of the independent accountants; considers significant accounting methods adopted or proposed to be adopted; and considers procedures for internal controls. Members are Messrs. Fasola (Chairman), O'Neill, May and Graham.

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of May 18, 1998 concerning the directors and executive officers of RCN:

           NAME            AGE                     POSITION
           ----            ---                     --------
David C. McCourt..........  41 Director (Class III), Chairman and Chief
                               Executive Officer
Michael J. Mahoney........  47 Director (Class I), President and Chief
                               Operating Officer
Bruce C. Godfrey..........  42 Director (Class II), Executive Vice President
                               and Chief Financial Officer
Mark Haverkate............  43 Executive Vice President, Business Development
Michael A. Adams..........  40 President, Technology and Network Development
                               Group, and Executive Vice President
Dennis J. Spina...........  54 Director (Class I), Vice Chairman and President,
                               Internet Services
James Q. Crowe............  48 Director (Class III)
Alfred Fasola.............  49 Director (Class II)
Stuart E. Graham..........  52 Director (Class I)
Richard R. Jaros..........  46 Director (Class II)
Thomas J. May.............  51 Director (Class I)
Thomas P. O'Neill, III....  53 Director (Class I)
Eugene Roth...............  62 Director (Class III)
Walter Scott, Jr..........  66 Director (Class III)
Michael B. Yanney.........  64 Director (Class II)
Ralph S. Hromisin.........  37 Vice President and Chief Accounting Officer
Kenneth R. Knudsen........  52 Senior Vice President, Sales and Marketing
Salvatore M. Quadrino.....  51 Chief Administrative Officer
Paul E. Sigmund...........  33 Executive Vice President
Timothy J. Stoklosa.......  37 Senior Vice President and Treasurer

  David C. McCourt, 41, has been the Chairman and Chief Executive Officer of the Company as well as a Director since September 1997. Mr. McCourt has served as a Director, Chairman and Chief Executive Officer of Cable Michigan since September 1997. In addition, he is a Director, Chairman and Chief Executive Officer of Commonwealth Telephone, positions he has held since October 1993. Mr. McCourt has also been President and, a Director of Level 3 Telecom. He has also been Chairman and Chief Executive Officer, as well as a Director, of Mercom since October 1993, Director of MFS/WorldCom from July 1990 to December 1996, President and a Director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a Director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, a Director of WorldCom from December 1996 to March 1998 and a Director of Level 3 since January 1998.

  Michael J. Mahoney, 47, has been the President and Chief Operating Officer, as well as a Director, of the Company since September 1997. Mr. Mahoney is also a Director of Commonwealth Telephone, a position he has held since May 1995. Mr. Mahoney was President and Chief Operating Officer of Commonwealth Telephone from February 1994 to September 1997, President and Chief Operating Officer of Mercom from February 1994 to September 1997 and a Director of Mercom since January 1994. In addition, he was Executive Vice President of Commonwealth Telephone's Cable Television Group from June 1991 to February 1994, and Executive Vice President of Mercom from December 1991 to February 1994.

  Bruce C. Godfrey, 42, has been the Executive Vice President, Chief Financial Officer, Corporate Secretary and a Director of the Company since September 1997. Mr. Godfrey has also been a Director of Cable Michigan as well as its Secretary since such date. Mr. Godfrey has been a Director of Commonwealth Telephone since 1995 and has been Executive Vice President and Chief Financial Officer of Commonwealth Telephone since April 1994 and Corporate Secretary since September 1997. He has also been Executive Vice President and Chief Financial Officer of Mercom from April 1994 to October 1997 and a Director of Mercom since May 1994 and Corporate Secretary of Mercom since October 1997. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984 to April 1994.

  Mark Haverkate, 43, has been the Executive Vice President, Business Development of the Company since September, 1997. Mr. Haverkate has also been President and Chief Operating Officer and a director of Cable Michigan since such date. He was the President of RCN Development from June 1997 to September 1997 and Executive Vice President of Business Development at Commonwealth Telephone from May 1997 to September 1997. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of Commonwealth Telephone's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for Commonwealth Telephone from February 1995 to July 1995, Executive Vice President of C-TEC International, Inc. (now RCN International Holdings Inc.) from November 1995 to February 1996, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for Commonwealth Telephone from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of Commonwealth Telephone's Cable Television Group from October 1989 to December 1993.

  Michael A. Adams, 40, has been the President, Technology and Network Development Group of the Company and Executive Vice President of the Company since September, 1997. Mr. Adams held the corresponding position at Commonwealth Telephone from November 1996 to September 1997. Prior to that date, Mr. Adams held the following positions: Executive Vice President of Technology and Strategic Development of Commonwealth Telephone from August 1996 to November 1996, Executive Vice President of the Communications Services Group from September 1994 to June 1996, Vice President of Technology from November 1993 to September 1994 and Vice President of Engineering for RCN Telecom Services from September 1992 to October 1993.

  Dennis J. Spina, 54, has served as Director, Vice-Chairman and President of Internet Services of the Company since February 1998. Previously, he served as Chief Executive Officer of Erols from August 1996 to February 1998. From January 1996 until July 1996, he worked as an independent consultant in the service and distribution industry. From November 1994 to December 1995, he served as President and Chief Executive

Officer of International Service Systems, a company engaged in the business of janitorial and energy management. From August 1990 to October 1994, he served as President and Chief Executive Officer of Suburban Propane, Inc. ("Suburban Propane"), a division of Hanson PLC. He was hired in a turnaround capacity and also served as President and Chief Executive Officer of Petrolane, Inc. ("Petrolane"), a propane distribution company managed by Suburban Propane, from August 1990 until its sale in July 1993. From 1973 to 1990, he worked at Federal Express Corporation, ultimately serving as Vice President and Officer.

  James Q. Crowe, 48, has been a Director of the Company since September 1997. Mr. Crowe has been the President and Chief Executive Officer of Level 3 since August 1997 and a Director of Level 3 since June 1993. Mr. Crowe is also a Director of Commonwealth Telephone, a position he has held since 1993. Mr. Crowe has served as Chairman of the Board of Directors of MFS/WorldCom from 1992 to 1996 and President and Chief Executive Officer of MFS/WorldCom from June 1993 to June 1997. Mr. Crowe has been a Director of Inacom Communications, Inc. since 1997. Mr. Crowe was Chairman of the Board of Directors of WorldCom from December 1996 to June 1997.

  Alfred Fasola, 49, has been a Director of the Company since September 1997. Mr. Fasola has served as Chairman and Chief Executive Officer of Hot Sports, LLC since 1995 and served as Chief Operating Officer of Purolater Courier Corp. from 1986 to 1987, Mr. Fasola was Chief Executive Officer of Pilot Freight Carriers, Inc., from 1987 to 1989, Chairman and Chief Executive Officer of Circle Express/Internet from 1990 to 1992 and Chief Executive Officer of Herman's Sporting Goods from 1992 to 1995.

  Stuart E. Graham, 52, has been a Director of the Company since September 1997. Mr. Graham is also a Director of Commonwealth Telephone, a position he has held since 1990. Mr. Graham has been President of Skanska USA Inc. since 1994. Previously he was Chief Executive Officer of several Skanska USA subsidiaries including Sordoni Skanska, Slattery Skanska and Skanska E & C.

  Richard R. Jaros, 46, has been a Director of the Company since September 1997. Mr. Jaros is a member of the Board of Directors of WorldCom, Level 3, CalEnergy Company, Inc. ("CECI") and Commonwealth Telephone. From 1980 to 1992 and from 1994 to 1997, Mr. Jaros served as President of Kiewit Diversified Group Inc. and Executive Vice President and Chief Financial Officer of Old PKS. He served as Chairman of CECI from 1993 to 1994 and as President from 1992 to 1993.

  Thomas J. May, 51, has been a Director of the Company since September 1997. Mr. May has been Chairman, President and Chief Executive Officer of BECO since 1994. Previously, Mr. May served as President and Chief Operating Officer of BECO from 1993 to 1994 and as an Executive Vice President from 1990 to 1993.

  Thomas P. O'Neill, III, 53, has been a Director of the Company since September 1997. Mr. O'Neill is the Chairman and founder of McDermott/O'Neill & Associates. Prior to forming McDermott/O'Neill in 1991, Mr. O'Neill founded Bay State Investors, Inc. in 1983.

  Eugene Roth, 62, has been a Director of the Company since September 1997. Mr. Roth is also a Director of Commonwealth Telephone, a position he has held since October 1993. Mr. Roth has been a Senior Partner at Rosenn, Jenkins and Greenwald L.L.P. since 1964 and is also a Director of the Pennsylvania Regional Board of Directors of First Union National Bank.

  Walter Scott, Jr., 66, has been a Director of the Company since September 1997. Mr. Scott is also a Director of Commonwealth Telephone, a position he has held since 1979. Mr. Scott has been Chairman of the Board of Directors and Chief Executive Officer of Old PKS for over nineteen years, Chairman of Level 3 since 1979 and Director since 1964. He is also a Director of Berkshire Hathaway Inc., Burlington Resources, Inc., CECI, ConAgra, Inc., US Bancorp, and Valmont Industries, Inc., and Level 3 Telecom. Mr. Scott was a Director of WorldCom from December 1996 to July 1997.

  Michael B. Yanney, 64, has been a Director of the Company since September 1997. Mr. Yanney has been Chairman and Chief Executive Officer of America First Companies, L.L.C. since 1984 and is also a Director of

Burlington Northern Santa Fe Corporation, Lozier Corporation, Forest Oil Corporation, Freedom Communications, Inc., Mid-America Apartment Communities, PKS Information Services, Inc. and Level 3. Mr. Yanney was a Director of WorldCom from December 1996 to July 1997 and Commonwealth Telephone from August 1996 to September 1997.

  Ralph S. Hromisin, 37, has been Vice President and Chief Accounting Officer of the Company since September 1997. He has also been Vice President and Chief Accounting Officer of Cable Michigan since September 1997 and of Commonwealth Telephone since August 1994. Mr. Hromisin has been Vice President and Corporate Controller for Mercom since October 1996, Director of Corporate Accounting for Commonwealth Telephone from March 1992 to August 1994. He also held various positions, most recently Audit Manager for Parente, Randolph, Orlando, Carey & Associates, CPA's from November 1982 to March 1992.

  Kenneth R. Knudsen, 52, has been Senior Vice President of Sales & Marketing of the Company since June 1997 and Vice President of Sales and General Manager of RCN Telecom Services, Inc. from January 1996 to May 1997. Previously, Mr. Knudsen served as Chief Executive Officer and Partner of KCI Consulting, Inc. from 1994 to January 1996 and Senior Vice President of Ryan Management Group from 1993 to 1994. From 1970 to 1988 he also held Officer and Senior Management positions at Nabisco, Ocean Spray Cranberries, Frito-lay, Inc. and Procter and Gamble Company.

  Salvatore M. Quadrino, 51, has been Chief Administrative Officer of the Company since February 1998. Previously he served as Vice President, Treasurer and Chief Financial Officer of Erols from September 1997 to February 1998. From October 1996 to August 1997, he worked as an independent financial consultant in the service and distribution industry. From October 1994 to September 1996, he served as President and Chief Executive Officer of Suburban Propane, a division of Hanson PLC, which conducted its initial public offering in March 1996, and from March to October 1996 he served as a member of Suburban Propane's Board of Supervisors. Mr. Quadrino initially was hired in a turn around capacity, served as Vice President and Chief Financial Officer of Suburban Propane from October 1990 to September 1994 and as Vice President, Chief Financial Officer and Treasurer of Petrolane from August 1990 until its sale in July 1993.

  Paul E. Sigmund, 33, has been Executive Vice President of the Company since September 1997 and Executive Vice President of RCN International Holdings, Inc. since 1996. Previously, Mr. Sigmund was a Vice President at Smith Barney, Inc. from 1994 to 1996, an Associate at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1993 to 1994 and an Investment Associate at the International Finance Corporation/World Bank from 1986 to 1989.

  Timothy J. Stoklosa, 37, has been the Senior Vice President and Treasurer of the Company since September 1997. He has also served as Executive Vice President and Chief Financial Officer and a Director of Cable Michigan since such date. Mr. Stoklosa has been Senior Vice President of Finance of Commonwealth Telephone since February 1997, Treasurer of Commonwealth Telephone since August 1994 and Executive Vice President and Chief Financial Officer of Mercom since October 1997. Previously, Mr. Stoklosa was Vice President of Finance of Commonwealth Telephone from May 1995 to February 1997, Manager of Mergers and Acquisitions at Old PKS from October 1991 to August 1994 and Senior Financial Analyst of Corporate Development at Citizens Utilities Co. from February 1990 to October 1991.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding the compensation paid for the periods indicated to the Chief Executive Officer of RCN and the four other most highly compensated executive officers of RCN (collectively, the "Named Executive Officers"). As previously stated, all share and per share data, stock option data and market prices (including historical trading prices) of RCN Common Stock have been restated to reflect the Stock Dividend.

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                             ---------------------------- ------------------------------------
                                                                          AWARDS                PAYOUTS
                                                             OTHER     ------------            ----------
                                                             ANNUAL     RESTRICTED  SECURITIES             ALL OTHER
                                                          COMPENSATION    STOCK     UNDERLYING    LTIP    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR SALARY($)(1)  BONUS($)     ($)(1)    AWARDS($)(2) OPTIONS(#) PAYOUTS($)    ($)(3)      TOTAL
---------------------------  ---- ------------ ---------- ------------ ------------ ---------- ---------- ------------ ----------
David C.
 McCourt........             1997   $500,000   $1,400,000      --        $380,000   1,000,000      --       $ 2,703    $1,902,703
 Chairman and
  Chief                      1996    491,154      700,000      --         238,333         --       --         5,478     1,196,632
 Executive
  Officer                    1995    397,885      700,000      --         220,000     500,000      --         5,612     1,103,497
Michael J.
 Mahoney........             1997   $248,654   $  500,000      --        $149,731     400,000      --       $ 5,871    $  754,525
 President and
  Chief                      1996    235,027      175,000      --          67,017         --       --         5,478       415,505
 Operating
  Officer                    1995    222,462      100,000      --          65,000         --       --         5,952       328,414
Bruce C.
 Godfrey........             1997   $243,077   $  500,000      --        $148,615     400,000      --       $ 5,763    $  748,840
 Executive Vice
  President                  1996    221,462      165,000      --          74,333         --       --         4,965       391,427
 and Chief
  Financial
  Officer                    1995    183,731      150,000      --          67,000         --       --         4,790       338,521
Mark Haverkate..             1997   $205,192   $  100,000      --        $ 61,038      80,000      --       $ 2,985    $  308,177
 Executive Vice
  President,                 1996    158,231      135,000      --          51,667         --       --         3,641       296,872
 Business
  Development                1995    137,952      100,000      --          48,000      70,000      --         5,058       243,010
Michael A.
 Adams..........             1997   $203,269   $  150,000      --        $ 70,654     230,000      --       $16,045    $  369,314
 President,
  Technology                 1996    138,673      155,000      --          36,950         --       --         3,853       297,526
 and Network
  Development                1995    122,885       46,000      --          34,200      40,000      --         3,991       172,876

-------
(1) The only type other Annual Compensation for each of the Named Executive Officers was in the form of perquisites and was less than the level required for reporting.
(2) Represents the market value on the date of grant of restricted stock awards. In connection with the Distribution, shares of restricted C-TEC Common Stock purchased under the C-TEC Executive Stock Purchase Plan ("C-TEC ESPP") and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, RCN and Cable Michigan. After the Distribution RCN created its own Executive Stock Purchase Plan ("ESPP") which has terms substantially similar to the C-TEC ESPP.
(3) Includes the following amounts for the last fiscal year: (i) David
    McCourt: $486--Company paid life insurance; $2,217--401(k) Company match;
    (ii) Bruce Godfrey: $486--Company paid life insurance; $5,277--401(k) Company match; (iii) Michael Mahoney: $486--Company paid life insurance; $5,385--401(k) Company match; (iv) Mark Haverkate: $486--Company paid life insurance; $2,499--401(k) Company match; (v) Michael Adams: $483--Company paid life insurance; $3,675--401(k) Company match; $11,887--Relocation costs.

  The following amounts are for 1996 fiscal year: (i) David McCourt: $396-- Company paid life insurance; $5,082--401(k) Company match; (ii) Bruce
  Godfrey: $396--Company paid life insurance; $4,569--401(k) Company match;
  (iii) Michael Mahoney: $396--Company paid life insurance; $5,082--401(k) Company match; (iv) Mark Haverkate: $392--Company paid life insurance; $3,249--401(k) Company match; (v) Michael Adams: $363--Company paid life insurance; $3,490--401(k) Company match.

  The following amounts are for 1995 fiscal year: (i) David McCourt: $530-- Company paid life insurance; $5,082--401(k) Company match; (ii) Bruce
  Godfrey: $510--Company paid life insurance; $4,280--401(k) Company match;
  (iii) Michael Mahoney: $870--Company paid life insurance; $5,082--401(k) Company match; (iv) Mark Haverkate: $861--Company paid life insurance; $4,197--401(k) Company match; (v) Michael Adams: $253--Company paid life insurance; $3,738--401(k) Company match.

  Does not include amounts paid to certain senior offices listed for relocation expenses incurred in moving said senior officers and their families to the Company's new executive offices in Princeton, New Jersey.

  As of December 31, 1997, the aggregate holdings and value of restricted stock awards for RCN Common Stock were as follows:

                                                     RCN
                                              CORPORATION SHARES AGGREGATE VALUE
                                              ------------------ ---------------
     David C. McCourt........................     50,249.00         $851,242
     Michael J. Mahoney......................     17,586.00         $301,155
     Bruce C. Godfrey........................     18,065.00         $309,359
     Mark Haverkate..........................      9,496.00         $162,615
     Michael Adams...........................      8,960.00         $153,442

  Vesting of restricted shares is accelerated upon a change in control of the Company. Dividends, if any, are paid on restricted shares. Subject to continued employment, restricted share units credited to participants' accounts vest in three calendar years following the date on which the share units were initially credited to the participant's account.

                  RCN OPTIONS/SAR GRANTS IN FISCAL YEAR 1997

                                                                           POTENTIAL REALIZABLE VALUE AT
                           NUMBER   % OF OPTIONS                              ASSUMED ANNUAL RATES OF
                         SECURITIES  GRANTED TO                             STOCK PRICE APPRECIATION FOR
                         UNDERLYING EMPLOYEES IN TOTAL EXERCISE                     OPTION TERM
                          OPTIONS   FISCAL YEAR  OR BASE PRICE  EXPIRATION ------------------------------
NAME                     GRANTED(#)     1997         ($/SH)        DATE                       10%($)
----                     ---------- ------------ -------------- ----------     5%($)      ---------------
David C. McCourt........ 1,000,000     20.86%        15.315     10/30/2007     $9,627,500 $    24,402,500
Michael J. Mahoney......   400,000      8.34%        15.315     10/30/2007     $3,851,000 $     9,761,000
Bruce C. Godfrey........   400,000      8.34%        15.315     10/30/2007     $3,851,000 $     9,761,000
Mark Haverkate..........    20,000      0.42%         8.360      2/12/2007 $      105,910 $       266,490
Mark Haverkate..........    60,000      1.25%        15.315     10/30/2007 $      577,650 $     1,464,150
Michael A. Adams........    30,000      0.63%         8.360      2/21/2007 $      157,785 $       399,735
Michael A. Adams........   200,000      4.17%        15.315     10/30/2007     $1,925,500 $     4,880,500

  The following table sets forth the fiscal year-end value of unexercised options held by each Named Executive Officer.

              AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION VALUES(1)

                         NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                              DECEMBER 31, 1997(2)           DECEMBER 31, 1997(2)(3)
                         ------------------------------- -------------------------------
                         EXERCISABLE(#) UNEXERCISABLE(#) EXERCISABLE($) UNEXERCISABLE($)
                         -------------- ---------------- -------------- ----------------
David C. McCourt........    500,000        1,500,000       $5,116,300      $6,971,950
Michael J. Mahoney......    120,000          480,000        1,207,200       1,529,800
Bruce C. Godfrey........     84,000          456,000          845,040       1,288,360
Mark Haverkate..........     58,000          282,000          578,128       1,140,527
Michael A. Adams........     58,000          142,000          574,114         893,711

--------
(1) No RCN stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1997.
(2) Denominated in shares of RCN Common Stock.
(3) The fair market value of RCN Common Stock at December 31, 1997 was $17.125 per share.

EFFECT OF DISTRIBUTION ON EQUITY-RELATED BENEFITS

  In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders of such options was adjusted so that each such executive officer and other holder currently holds options to purchase shares of Commonwealth Telephone Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and Commonwealth Telephone options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution. Shares of restricted C-TEC Common Stock awarded under the C-TEC ESPP and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, the Company and Cable Michigan. See Note (4) to "Security Ownership of Certain Beneficial Owners and Management."

PENSION BENEFITS

  C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the Commonwealth Telephone Group (as defined below) no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefits accrued through that date. Such benefits, for the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 of a life annuity beginning at age 65, are as follows: Mr. McCourt, $11,679; Mr. Mahoney, $29,124; Mr. Godfrey, $10,874; Mr. Haverkate, $41,894; and Mr. Adams, $7,249.

DIRECTORS' COMPENSATION

  Non-employee Directors of the Company will receive a retainer of $900 per month and will be paid $1,000 for each board meeting attended. The Committee Chairmen and other committee members will be paid $1,500 and $1,000, respectively, for each committee meeting attended. Pursuant to the RCN Corporation 1997 Stock Plan for Non-Employee Directors, the retainer will be paid in shares of RCN Common Stock and each non-employee director will receive an annual grant of a non-qualified option covering 4,000 shares of RCN Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company has established a Compensation Committee, all the members of which are non-employee directors.

  One of the members, Eugene Roth, Esq., is a senior partner at Rosenn, Jenkins and Greenwald, which serves as counsel to RCN from time to time.

TRANSACTIONS WITH MANAGEMENT AND CERTAIN CONCERNS

  David C. McCourt, Chairman, Chief Executive Officer and Director of RCN, is a director of C-SPAN. In 1997, paid $236,563 to C-SPAN for programming services.

  David C. McCourt served as a Director of MFS/WorldCom from December 1996 to March 1998. In 1997, RCN paid $2,959,306 to MFS/WorldCom for telephone usage, circuit charges and network access charges. RCN earned $519,485 in revenue from MFS/WorldCom, primarily for engineering and construction management services.

  In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. In 1997, RCN paid $91,674 to BECO for utility expenses.

  Each of Commonwealth Telephone, RCN and Cable Michigan is effectively controlled by Level 3. In addition, the majority of RCN's directors and executive officers are also directors and/or executive officers of Commonwealth Telephone and/or Cable Michigan. RCN provides certain services to Commonwealth Telephone and Cable Michigan. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, there will be 63,989,815 shares of Common Stock outstanding (64,889,815 shares assuming the exercise of the Underwriters' overallotment option) (both numbers include 366,622 shares of Common Stock to be issued in connection with the Lancit Merger; although the actual number issued may be less due to the elimination of fractional share interests), of which 35,000,067 shares (includes approximately 310,159 shares of Common Stock to be issued in connection with the Lancit Merger) are tradeable without restriction by persons other than "affiliates" of RCN. The remaining shares of Common Stock may be deemed "restricted" securities within the meaning of the Securities Act, and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 and Rule 145 under the Securities Act.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares of an issuer for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average weekly trading volume in composite trading in all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale, provided that such issuer has been a reporting company for at least ninety days. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are required to be aggregated) who is not deemed an affiliate of an issuer and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

  Under Rule 145 of the Securities and Exchange Commission's (the "Commission") rules and regulations, for one year after the consummation of the merger, persons that were affiliates of Erols, UltraNet, Interport or Lancit prior to the Company's acquisition of such companies (and are not affiliates of RCN after such acquisition) may sell RCN Common Stock subject to the limitations of Rule 144. During the period between the first and second years after the consummation of the relevant merger, such persons are subject only to the Rule 144 requirement as to current public information regarding RCN. After two years, such persons may sell their shares of RCN Common Stock without compliance with Rules 145 and 144. Persons who were affiliates of UltraNet, Erols, Interport or Lancit prior to the relevant transaction and are affiliates of RCN after the relevant mergers may sell RCN Common Stock only pursuant to an effective registration statement, Rule 144 or another exemption from registration.

  Subject to the Erols Registration Rights Agreement dated February 20, 1998, the UltraNet Registration Rights Agreement dated February 27, 1998 and the Interport Registration Rights Agreement dated June 12, 1998, certain holders of Common Stock that acquired such Common Stock in connection with the Company's acquisition of Erols, UltraNet and Interport may require the Company to register shares of Common Stock held by them under certain circumstances. Each of the Erols Registration Rights Agreement, the UltraNet Registration Rights Agreement and the Interport Registration Rights Agreement dated June 12, 1998 provides for "piggy-back" registration rights, obliging the Company, in the event that it files a registration statement, to notify and, on demand, include the holders party to the Registration Statements in the registration.

  Pursuant to the UltraNet Registration Rights Agreement, the Company has filed a registration statement for shares of Common Stock to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the "Shelf Registration Statement"), which registration statement has been declared effective. Of the 890,384 shares of Common Stock included in the Shelf Registration Statement, 385,027 shares are subject to lockup provisions that will remain in effect until the first anniversary of the UltraNet Registration Rights Agreement. The UltraNet Registration Rights Agreement also contains holdback provisions effective after June

13, 1998 restricting the sale of shares of Common Stock during the 10-day period prior to, and during the 80-day period beginning on the closing date of an underwritten offerings, if requested by the underwriter of such offering.

  Pursuant to the Erols Registration Rights Agreement, the holders party to such agreement can demand registration of up to 1,823,858 shares of Common Stock beginning 270 days after the effectiveness of the Erols Registration Rights Agreement, provided, that (i) no demand may be made within 180 days after the end of the effective period in respect of a demand registration of the other shareholder, (ii) the Company is not obligated to effect a registration on demand on more than one occasion for each shareholder and
(iii) each registration demand must be in respect of Common Stock to be registered with a fair market value in excess of $3,000,000 (or if the Company is eligible to file a form S-3 under the Securities Act, in excess of $1,000,000). The Erols Registration Right Agreement also contains holdback provisions restricting the sale of shares of Common Stock during the 14 days prior to, and during the 180-day period beginning on the effective date of any registration statement.

  The Interport Registration Rights Agreement provides that RCN shall, within 60 days of the effectiveness of the Interport Merger, prepare and file a registration statement for shares of Common Stock to be offered on a delayed or continuous basis in accordance with Rule 415 under the Securities Act and use reasonable best efforts to cause such registration statement to be declared effective. Of the 396,442 shares of Common Stock to be included in the registration statement, 293,235 shares are subject to lockup provisions that will remain in effect until the first anniversary of the effectiveness of the Interport Merger. The Interport Registration Rights Agreement also contains holdback provisions restricting the sale of shares of Common Stock during the 14-day period prior to, and during the 180-day period beginning on the effective date of, the registration statement for an underwritten offering.

  Under the Exchange Agreement entered into in connection with the BECO joint venture, BECO has a right to convert a portion of its joint venture interest into Company Common Stock. BECO has notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

  The Company, its directors and its executive officers and certain shareholders, who hold as of the date of this Prospectus approximately 27,130,805 shares of common stock (or options to purchase Common Stock that are currently exercisable or exercisable within 60 days), have agreed not to offer, sell, contract to sell, file a registration statement pursuant to the Securities Act (except for certain registration statements relating to the issuance of stock and stock options to employees) or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (except for private transactions by the holders of Common Stock where the transferee agrees to be bound by such restrictions), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters (as defined herein), for a period of 90 days after the date of this Prospectus.

  No prediction can be made about the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

           SECURITY OWNERSHIP OF MANAGEMENT, PRINCIPAL STOCKHOLDERS
                           AND SELLING STOCKHOLDERS

  Set forth in the table below is information as of May 31, 1998 with respect to the number of shares of RCN Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding RCN Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company, (iv) all directors and executive officers of the Company as a group and (v) the Selling Stockholder. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name. As previously stated, all share, per share and stock option data of RCN Common Stock have been restated to reflect the Stock Dividend.

                                                     RCN COMMON STOCK
                          ------------------------------------------------------------------------
                            NUMBER OF                                    NUMBER OF
                             SHARES        PERCENT OF                     SHARES       PERCENT OF
                          BENEFICIALLY     OUTSTANDING                 BENEFICIALLY   OUTSTANDING
                           OWNED PRIOR    SHARES PRIOR   SHARES BEING      OWNED      SHARES AFTER
NAME OF BENEFICIAL OWNER  TO OFFERING(1)  TO OFFERING(1)    OFFERED    AFTER OFFERING   OFFERING
------------------------  --------------  -------------- ------------- -------------- ------------
DIRECTORS AND NAMED
 EXECUTIVE OFFICERS
Michael A. Adams(2).....       103,630(3)        *                           25,630         *
James Q. Crowe..........         5,464(4)        *                            1,464         *
Alfred Fasola...........         4,798(4)        *                              798         *
Bruce C. Godfrey(2).....       170,454(5)        *                           58,454         *
Stuart E. Graham........        14,806(4)        *                           10,806         *
Mark Haverkate(2).......       139,736(6)        *                           67,736         *
Richard R. Jaros........        10,638(4)        *                            6,638         *
Michael J. Mahoney(2)...       226,764(7)        *                           66,764         *
Thomas J. May...........         6,798(4)        *                            2,798         *
David C. McCourt(2)(8)..       793,818(9)        *                          193,818         *
Thomas P. O'Neill, III..         6,798(4)        *                            2,798         *
Eugene Roth.............        18,240(4)        *                           14,240         *
Walter Scott, Jr. ......         5,464(4)        *                            1,464         *
Dennis Spina............           --           --                              --         --
Michael B. Yanney.......         9,520(4)        *                            5,520         *
All Directors and
 Executive Officers as a
 Group (20
 persons)(2)(8).........     1,618,791           *                          468,791         *
5% STOCKHOLDERS
Level 3 Telecom
 Holdings, Inc.(10).....    26,640,970          45                       26,640,970        41
SELLING STOCKHOLDER
Gold & Appel Transfer,
 S.A....................     1,264,594           2          696,145         568,449         *

--------
 * Less than 1% of outstanding shares.
(1) Includes shares of Company Common Stock acquired in respect of Matching Shares (defined below) but excludes RCN Share Units (defined below). This number is based upon 58,685,960 shares of Common Stock issued and outstanding as of June 17, 1998 plus, as to the holder thereof only, exercise of all options that are exercisable currently or within 60 days after the date of this Prospectus.

  The table below shows in respect of each Named Executive Officer the number of shares of RCN Common Stock purchased outright, Share Units relating to RCN Common Stock acquired by each such Named Executive Officer in lieu of current compensation, and the forfeitable Matching Shares of RCN Common Stock held by each such Named Executive Officer:

                                        SHARE UNIT                                  TOTAL PURCHASED
                                      ACQUIRED UNDER                                 AND ACQUIRED
                             SHARES     THE ESPP IN   TOTAL SHARES                  AND RESTRICTED
                            PURCHASED LIEU OF CURRENT PURCHASED AND   RESTRICTED       MATCHING
                            OUTRIGHT   COMPENSATION     ACQUIRED    MATCHING SHARES     SHARES
                            --------- --------------- ------------- --------------- ---------------
   Michael A. Adams........   1,834       11,899          13,732        11,898           25,630
   Bruce C. Godfrey........  14,636       21,909          36,545        21,909           58,454
   David C. McCourt........  76,788       58,515         135,303        58,515          193,819
   Michael J. Mahoney......  23,732       21,576          45,242        21,516           66,965
   Mark Haverkate..........  46,416       10,660          59,076        10,660           67,736

--------
(2) Under the ESPP, participating executive officers who forgo current compensation are credited with "Share Units," the value of which is based on the value of a share of Company Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares," which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares were adjusted in an equitable manner so that participants were credited with an aggregate equivalent value of restricted shares of Commonwealth Telephone, RCN and Cable Michigan Common Stock. The holdings indicated include Share Units and Matching Shares.
(3) Includes options to purchase 78,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(4) Includes options to purchase 4,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(5) Includes options to purchase 112,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(6) Includes options to purchase 72,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(7) Includes options to purchase 160,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(8) Includes 450 shares of Company Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.
(9) Includes options to purchase 600,000 shares of Common Stock exercisable within 60 days after the date of this Prospectus.
(10) Level 3 owns 90% of the common stock and all of the preferred stock of Level 3 Telecom. Level 3 is the successor to an entity known as Peter Kiewit Sons' Inc. See "Level 3 Communications, Inc." below. David C. McCourt, Chairman and Chief Executive Officer of Commonwealth Telephone and RCN, owns the remaining 10% of the common stock of Level 3 Telecom. The address for Level 3 Telecom and Level 3 is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

  The information set forth above does not give effect to the ownership of Company securities by Level 3 Telecom. Certain executive officers or directors of the Company are directly or indirectly affiliated with Level 3 Telecom. For information with respect to the beneficial ownership of securities by Level 3 Telecom, see "Security of Ownership Certain Beneficial Owners and Management."

LEVEL 3 COMMUNICATIONS, INC.

  Set forth below is certain information regarding the beneficial ownership of equity securities of Level 3 as of April 1, 1998, by each director, the Named Executive Officers and by all persons, as a group, who are currently directors or executive officers of the Company. On March 31, 1998, the entity known as Peter Kiewit Sons' Inc. ("Old PKS") prior to such date separated its construction and mining management business ("Construction Group") from its other businesses (the "PKS Split-Off"). In conjunction with the PKS Split-Off, Level 3 merged into Old PKS which changed its name to Level 3 Communications, Inc. As a result of the PKS Split-Off, Level 3 no longer owns any interest in the Construction Group whose business is now held in a company which changed its name to Peter Kiewit Sons' Inc. ("New PKS").

                                                     NUMBER OF     PERCENT OF
NAME OF BENEFICIAL OWNER                               SHARES        SHARES
------------------------                             ----------    -----------
Michael A. Adams....................................        --         --
James Q. Crowe......................................  5,666,360        3.9%
Alfred Fasola.......................................        --         --
Bruce C. Godfrey....................................        --         --
Stuart E. Graham....................................        --         --
Mark Haverkate......................................        --         --
Richard R. Jaros....................................    748,749(1)       *
Michael J. Mahoney..................................      1,000        --
Thomas J. May.......................................        --         --
David C. McCourt....................................     57,500          *
Thomas P. O'Neill, III..............................        --         --
Eugene Roth.........................................        --         --
Walter Scott, Jr. .................................. 17,636,397       12.0%
Dennis Spina........................................        --         --
Michael B. Yanney...................................     50,000        --
All Directors and Executive Officers as a Group (20
 persons)........................................... 24,162,161       16.4%

--------
 * Less than 1% of the outstanding of the class.
(1) Includes 185,000 shares in the Jaros Family Limited Partnership.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company is based upon the RCN Certificate of Incorporation and the RCN Bylaws and by applicable provisions of law. The following description is qualified in its entirety by reference to such RCN Certificate of Incorporation and RCN Bylaws, which are filed as exhibits to the Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part.

  Certain provisions of the DGCL, the RCN Certificate of Incorporation and the RCN Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

AUTHORIZED CAPITAL STOCK

  The RCN Certificate of Incorporation authorizes the issuance of 200 million shares of RCN Common Stock, par value $1.00 per share, 400 million shares of RCN Class B Stock, par value $1.00 per share, and 25 million shares of RCN Preferred Stock par value $1.00 per share.

RCN COMMON STOCK

  Subject to the rights of the holders of any RCN Preferred Stock which may be outstanding, each holder of RCN Common Stock on the applicable record date is entitled to receive such dividends as may declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding RCN Preferred Stock. Each holder of RCN Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of RCN Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. On June 2, 1998, there were 57,867,032 shares of RCN Common Stock issued and outstanding (when adjusted for the Stock Dividend). On March 9, 1998, the RCN declared a one for one stock dividend. The record date for the Stock Dividend was March 20, 1998. Shareholders of record at the market close on that date received an additional share of RCN Common Stock for each share held. The distribution date for the Stock Dividend was April 3, 1998. All share and per share data, stock option data, and market prices (including historical trading prices) of RCN Common Stock have been restated to reflect this stock dividend. The RCN Common Stock is admitted for trading on the NASDAQ.

  The RCN Certificate of Incorporation contains no restrictions on the alienability of the RCN Common Stock. Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions," no provision of the RCN Certificate of Incorporation or RCN Bylaws and no provision of any agreement or plan involving the Company is in effect that would discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.

RCN CLASS B STOCK

  The RCN Class B Stock is in all material respects identical to the RCN Common Stock except that (i) the RCN Class B Stock is generally non-voting,
(ii) the RCN Common Stock is convertible at the option of the holder into RCN Class B Stock and (iii) in certain mergers, distributions and other transactions in which the holders of RCN Common Equity are entitled to receive equity interests of one or more corporations (including the Company), the equity interests distributed in respect of the RCN Common Stock and the RCN Class B Stock may have rights and privileges that are substantially equivalent to the rights and privileges of the RCN Common Stock and the RCN Class B Stock, respectively. As of the date hereof, there are no outstanding shares of RCN Class B Stock and the Company does not have any current plan or intention to issue any RCN Class B Stock.

PREFERRED STOCK

  Under the RCN Certificate of Incorporation, the Company Board has the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of RCN Common Equity, are available for issuance without further action by the Company's shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of the Company's stock may then be listed or quoted.

CHARTER AND BYLAW PROVISIONS

  Classified Board of Directors; Removal of Directors. The RCN Certificate of Incorporation and the RCN Bylaws provide for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 2001 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Executive Officers and Directors." Moreover, as is permitted under the DGCL only in the case of a corporation having a classified board, the RCN Certificate of Incorporation and the RCN Bylaws provide that directors may be removed only for cause.

  These provisions could prevent a shareholder (or group of shareholders) having majority voting power from obtaining control of the Company Board until the second annual shareholders' meeting following the date the acquirer obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

  Shareholder Action by Written Consent; Special Meetings. The RCN Certificate of Incorporation and the RCN Bylaws provide that no action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, and that no action may be taken by the written consent of shareholders in lieu of a meeting. The RCN Certificate of Incorporation and the RCN Bylaws also provide that special meetings of the Company's shareholders may be called only by the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company. These provisions may make it more difficult for shareholders to take action opposed by the Company Board.

  Advance Notice Provisions. The RCN Bylaws establish an advance written notice procedure for shareholders seeking to nominate candidates for election as directors at an annual meeting of shareholders or to bring business before an annual meeting of shareholders of the Company. The RCN Bylaws provide that only persons who are nominated by or at the direction of the Company Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The RCN Bylaws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by or at the direction of the Company Board or, in the case of an annual meeting of shareholders, by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting. Under the RCN Bylaws, for any such shareholder notice to be timely, such notice must be received at the principal executive offices of the Company in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which such notice or public disclosure was given or made. Under the RCN Bylaws, a shareholder's notice must also contain certain information specified in the RCN Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

  Preferred Stock. Under the RCN Certificate of Incorporation, the Company Board will have the authority, without further shareholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Company Board could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of RCN Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the shareholders of the Company.

  Amendment of Certain Charter and Bylaw Provisions. The RCN Certificate of Incorporation provides that the Company Board may adopt, amend or repeal any provision of the RCN Bylaws. The RCN Certificate of Incorporation and the RCN Bylaws also provide that RCN Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding not less than 66 2/3% of the total number of votes entitled to be cast in the election of directors.

  Any amendment, modification or repeal of the provisions of the RCN Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the RCN Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to vote generally in the election of directors.

DELAWARE TAKEOVER STATUTE

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that such shareholder became an interested shareholder, unless (i) prior to such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or Bylaws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203 and, therefore, the restrictions imposed by
Section 203 will apply to the Company. Prior to the Distribution, the Company Board approved of Level 3 Telecom becoming an interested shareholder and, consequently, Section 203 would not apply to any business combination with Level 3 Telecom.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Certain provisions of the DGCL and the RCN Certificate of Incorporation and the RCN Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

  The RCN Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the DGCL. Under the DGCL, directors would not be personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

  The RCN Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by the DGCL.

  The Company purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Smith Barney Inc., NationsBanc Montgomery Securities LLC, Donaldson, Lufkin & Jenrette Securities Corporation and Prudential Securities Incorporated are acting as representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company, the Selling Stockholder and the Underwriters, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company, and the Selling Stockholder the number of shares of Common Stock set forth opposite its name below.

                                                                      NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                   ----------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................................. 1,090,000
   Smith Barney Inc. ................................................ 1,090,000
   NationsBanc Montgomery Securities LLC............................. 1,090,000
   Donaldson, Lufkin & Jenrette Securities Corporation............... 1,090,000
   Prudential Securities Incorporated................................ 1,090,000
   Furman Selz LLC...................................................   110,000
   Gabelli & Co., Inc. ..............................................   110,000
   Neuberger & Berman, LLC...........................................   110,000
   SBC Warburg Dillon Read Inc. .....................................   110,000
   Wheat First Securities Inc. ......................................   110,000
                                                                      ---------
        Total........................................................ 6,000,000
                                                                      =========

  In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the Purchase Agreement the commitments of non-defaulting Underwriters may be increased.

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.50 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the Underwriters, exercisable in whole or in part for 30 days after the date of this Prospectus, to purchase up to an aggregate of 900,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

  The Company, its directors and executive officers and certain shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. The Underwriters and the Company have agreed that the Underwriters will reimburse the Company for certain expenses.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering made hereby.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company, the Selling Stockholder nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with the Offering, the Underwriters and certain selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq/NMS in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Stock hereunder.

  Certain of the Representatives and their affiliates have provided and are currently providing investment banking and related services to the Company and its affiliates, for which they have received or are receiving customary compensation, and may continue to do so in the future. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc, an affiliate of Smith Barney Inc., and NationsBanc Montgomery Securities LLC acted as initial purchasers in the offering of the 1997 Notes and the 1998 Notes and received customary discounts and commissions in connection therewith. In addition, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation and NationsBanc Montgomery Securities LLC are acting as managing underwriters in connection with the Concurrent Notes Offering and will receive customary discounts and commissions in connection therewith.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock in respect of which this Prospectus is being delivered will be passed on for the Company by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the offering made hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements of RCN Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, appearing in this Prospectus and Registration Statement (defined below) have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith is required to file reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, such reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers Automated Quotation at 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                RCN CORPORATION

Report of Independent Accountants........................................   F-1
Consolidated Statements of Operations for the three years ended December
 31, 1997, 1996 and 1995.................................................   F-2
Consolidated Balance Sheets at December 31, 1997 and 1996................   F-3
Consolidated Statements of Cash Flows for the three years ended December
 31, 1997, 1996 and 1995.................................................   F-4
Consolidated Statements of Changes in Shareholders' Equity for the years
 ended December 31, 1997, 1996 and 1995..................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
Condensed Consolidated Statements of Operations--Quarters Ended March 31,
 1998 and 1997...........................................................  F-32
Condensed Consolidated Balance Sheets March 31, 1998 and December 31,
 1997....................................................................  F-33
Condensed Consolidated Statements of Cash Flows--Quarters Ended March 31,
 1998 and 1997...........................................................  F-34
Notes to Condensed Consolidated Financial Statements.....................  F-36

                              EROLS INTERNET, INC.

Report of Ernst & Young LLP, Independent Auditors........................  F-41
Balance Sheets as of December 31, 1996 and 1997..........................  F-42
Statements of Operations for the period from August 1, 1995 (inception)
 to December 31, 1995 and the years ended December 31, 1996 and 1997.....  F-43
Statements of Stockholders' Deficit for the period from August 1, 1995
 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997................................................................  F-44
Statements of Cash Flows for the period from August 1, 1995 (inception)
 to December 31, 1995 and the years ended December 31, 1996 and 1997.....  F-45
Notes to Financial Statements............................................  F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of RCN Corporation:

  We have audited the accompanying consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 13, 1998
except Note 2, as to which
the date is May 20, 1998

                        RCN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                         FOR THE YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                           1997         1996         1995
                                        -----------  -----------  -----------
Sales.................................. $   127,297  $   104,910  $    91,997
Costs and expenses, excluding
 depreciation and amortization.........     134,967       79,107       75,003
Nonrecurring charges...................      10,000          --           --
Depreciation and amortization..........      53,205       38,881       22,336
                                        -----------  -----------  -----------
Operating (loss).......................     (70,875)     (13,078)      (5,342)
Interest income........................      22,824       25,602       29,001
Interest expense.......................     (25,602)     (16,046)     (16,517)
Other income (expense), net............         131         (546)        (304)
                                        -----------  -----------  -----------
(Loss) income before income taxes......     (73,522)      (4,068)       6,838
(Benefit) provision for income taxes...     (20,849)         979        1,119
                                        -----------  -----------  -----------
(Loss) income before minority interest
 and equity in unconsolidated
 entities..............................     (52,673)      (5,047)       5,719
Minority interest in loss (income) of
 consolidated entities.................       7,296        1,340         (144)
Equity in (loss) of unconsolidated
 entities..............................      (3,804)      (2,282)      (3,461)
                                        -----------  -----------  -----------
(Loss) income before extraordinary
 item..................................     (49,181)      (5,989)       2,114
Extraordinary charge--debt prepayment
 penalty, net of tax of $1,728.........      (3,210)         --           --
                                        -----------  -----------  -----------
Net (loss) income...................... $   (52,391) $    (5,989) $     2,114
                                        ===========  ===========  ===========
Basic earnings per average common
 share:
  Income (loss) before extraordinary
   charge.............................. $     (0.89) $     (0.11) $      0.04
  Extraordinary charge--debt prepayment
   penalty............................. $     (0.06)         --           --
  Net income (loss) to shareholders.... $     (0.95) $     (0.11) $      0.04
  Weighted average shares outstanding..  54,965,716   54,918,394   54,890,334
Diluted earnings per average common
 share:
  Income (loss) before extraordinary
   charge.............................. $     (0.89) $     (0.11) $      0.04
  Extraordinary charge--debt prepayment
   penalty............................. $     (0.06)         --           --
  Net income (loss) to shareholders.... $     (0.95) $     (0.11) $      0.04
  Weighted average shares and common
   stock equivalents outstanding.......  54,965,716   54,918,394   54,890,334

          See accompanying notes to Consolidated Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (THOUSANDS OF DOLLARS)

                                                              DECEMBER 31,
                                                           -------------------
                                                              1997      1996
                                                           ---------- --------
                          ASSETS
Current assets
  Cash and temporary cash investments..................... $  222,910 $ 61,843
  Short-term investments..................................    415,603   46,831
  Accounts receivable from related parties................      9,829   12,614
  Accounts receivable, net of reserve for doubtful
   accounts of $2,134 in 1997 and $861 in 1996............     17,815   10,413
  Unbilled revenues.......................................      1,695      844
  Material and supply inventory, at average cost..........      2,745    1,140
  Prepayments and other...................................      5,314    4,556
  Deferred income taxes...................................      4,821    4,371
  Investments restricted for debt service.................     22,500      --
                                                           ---------- --------
    Total current assets..................................    703,232  142,612
                                                           ---------- --------
Notes receivable--affiliates..............................        --   155,481
Property, plant and equipment, net of accumulated
 depreciation of $107,419 in 1997 and $84,529 in 1996.....    200,340  135,828
Investments restricted for debt service...................     39,411      --
Investments...............................................     70,424   76,547
Intangible assets, net....................................     96,547   93,471
Deferred charges and other assets.........................     41,038   24,146
                                                           ---------- --------
    Total assets.......................................... $1,150,992 $628,085
                                                           ========== ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable to related parties..................... $    3,748 $  4,880
  Accounts payable........................................     24,835   13,642
  Advance billings and customer deposits..................      7,318    6,859
  Accrued taxes...........................................        488    1,950
  Accrued interest........................................      5,549    5,041
  Accrued contract settlements............................      3,126    3,565
  Accrued cable programming expense.......................      3,498    3,188
  Accrued expenses........................................     21,143   18,167
                                                           ---------- --------
    Total current liabilities.............................     69,705   57,292
                                                           ---------- --------
Long-term debt............................................    686,103  131,250
Notes payable--affiliates.................................        --    11,854
Deferred income taxes.....................................     19,612   28,245
Other deferred credits....................................      2,596    3,290
Minority interest.........................................     16,392    5,389
Commitments and contingencies.............................
Preferred stock...........................................        --       --
Common shareholders' equity...............................    356,584  390,765
                                                           ---------- --------
    Total liabilities and shareholders' equity............ $1,150,992 $628,085
                                                           ========== ========

          See accompanying notes to Consolidated Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                                             FOR THE YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                               1997         1996        1995
                                            -----------  ----------  -----------
Cash Flows from operating activities
  Net income (loss).......................  $   (52,391) $   (5,989) $     2,114
  Gain on pension curtailment/settlement..          --       (3,437)         --
  Accretion of discounted debt............        8,103         --           --
  Gain on sale of partnership interest....         (661)        --           --
  Extraordinary item--debt prepayment
   penalty................................        3,210         --           --
  Depreciation and amortization...........       53,205      38,881       22,336
  Deferred income taxes and investment tax
   credits, net...........................      (10,503)     (6,477)       6,696
  Provision for losses on accounts
   receivable.............................        2,732       1,788          614
  Equity in loss of unconsolidated
   entities...............................        3,804       2,282        3,461
  Minority interest.......................       (7,296)     (1,340)         144
  Net change in certain assets and
   liabilities, net of business
   acquisitions:
    Accounts receivable and unbilled
     revenues.............................      (14,979)     (3,780)      (5,550)
    Material and supply inventory.........       (1,605)       (814)         777
    Accounts payable......................       11,193       2,954        3,983
    Accrued expenses......................        3,353       4,283        2,783
    Accounts receivable from related
     parties..............................        3,180       1,572       11,860
    Accounts payable to related parties...       (1,132)     (5,448)        (419)
    Other, net............................          367         597          529
  Other...................................        1,081      (1,241)        (769)
                                            -----------  ----------  -----------
Net cash provided by operating
 activities...............................        1,661      23,831       48,559
                                            -----------  ----------  -----------
Cash flows from investing activities
  Additions to property, plant and
   equipment..............................      (79,042)    (38,548)     (29,854)
  Purchase of short-term investments......     (445,137)    (75,091)    (238,257)
  Sales and maturities of short-term
   investments............................       76,923     149,086      245,112
  Acquisitions, net of cash acquired......      (30,490)    (30,090)    (121,147)
  Purchase of loan receivable.............          --      (13,088)         --
  Proceeds from sale of partnership
   interest...............................        1,900         --           --
  Other...................................          (14)     (1,646)      (2,057)
                                            -----------  ----------  -----------
Net cash used in investing activities.....     (475,860)     (9,377)    (146,203)
                                            -----------  ----------  -----------
Cash flows from financing activities
  Redemption of long-term debt............     (141,250)    (44,750)     (28,741)
  Issuance of long-term debt..............      688,000      19,000       19,300
  Change in affiliate notes, net..........       97,624      32,802       (6,130)
  Extraordinary item--debt prepayment
   penalty................................       (3,210)        --           --
  Payments made for debt financing costs..      (19,743)        --           --
  Cash contribution from joint venture
   partner................................        9,016         --           --
  (Increase) related to investments
   restricted for debt service............      (61,250)        --           --
  Proceeds from issuance of stock.........          230         --           --
  Transfers from C-TEC....................       89,323      78,550      132,707
  Transfers (to) C-TEC....................      (23,474)    (76,211)    (148,339)
                                            -----------  ----------  -----------
Net cash provided by (used in) financing
 activities...............................      635,266       9,391      (31,203)
                                            -----------  ----------  -----------
Net increase (decrease) in cash and
 temporary cash investments...............      161,067      23,845     (128,847)
Cash and temporary cash investments at
 beginning of year........................       61,843      37,998      166,845
                                            -----------  ----------  -----------
Cash and temporary cash investments at end
 of year..................................  $   222,910  $   61,843  $    37,998
                                            ===========  ==========  ===========
Supplemental disclosures of cash flow
 information
Cash paid during the periods for:
  Income taxes............................  $     1,090  $      549  $       497
                                            ===========  ==========  ===========
  Interest (net of amounts capitalized)...  $    16,536  $   16,046  $    16,404
                                            ===========  ==========  ===========

          See accompanying notes to Consolidated Financial Statements.

                       RCN CORPORATION AND SUBSIDIARIES

                            (THOUSANDS OF DOLLARS)

  Supplemental Schedule of Non-Cash Investing and Financing Activities

  In March 1997, the Company acquired the portion of Freedom which it did not already own. The transaction was accounted for as a purchase. A summary of the transaction is as follows:

   Cash paid.......................................................... $ 40,000
   Non-capitalizable costs............................................  (10,000)
   Reduction of minority interest.....................................   (3,812)
                                                                       --------
   Fair value of assets acquired...................................... $ 26,188
                                                                       ========

  In 1996, C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. The acquisition was accounted for as a purchase. A summary of the acquisition is as follows:

   Cash paid........................................................... $28,906
   Liabilities assumed.................................................   7,621
   Deferred tax asset recognized.......................................    (167)
   Minority interest recognized........................................   6,188
                                                                        -------
   Fair value of assets acquired....................................... $42,548
                                                                        =======

  In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

   Cash paid (including $1,000 deposit in 1994)....................... $ 37,313
   Issuance of 5% Promissory Note.....................................    4,000
   Capital contribution by stockholder................................   39,493
   Liabilities assumed................................................   16,364
   Deferred tax liability incurred....................................   33,797
                                                                       --------
   Fair value of assets acquired...................................... $130,967
                                                                       ========

  In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.

  Certain intercompany accounts receivable and payable and intercompany note balances were transferred to Shareholders' Net Investment in connection with the Distribution.

  BECO's contribution of the IRU to the RCN-BECOCOM joint venture (Note 7(a)) is reflected as "Advanced Fiber Plant" at its fair value.

         See accompanying notes to Consolidated Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (THOUSANDS OF DOLLARS)

                           COMMON
                           SHARES                 ADDITIONAL                          CUMULATIVE      TOTAL
                         ISSUED AND                PAID IN             SHAREHOLDER'S  TRANSLATION SHAREHOLDERS'
                         OUTSTANDING COMMON STOCK  CAPITAL   DEFICIT   NET INVESTMENT ADJUSTMENT     EQUITY
                         ----------- ------------ ---------- --------  -------------- ----------- -------------
Balance, December 31,
 1994...................      1,400    $     1     $    --   $    --     $ 372,846      $   --      $372,847
  Net Income............                                                     2,114                     2,114
  Transfers from C-TEC..                                                    21,714                    21,714
  Cumulative translation
   adjustment...........                                                                 (2,606)      (2,606)
                         ----------    -------     --------  --------    ---------      -------     --------
Balance, December 31,
 1995...................      1,400          1          --        --       396,674       (2,606)     394,069
  Net loss..............                                                    (5,989)                   (5,989)
  Transfers from C-TEC..                                                     3,134                     3,134
  Cumulative translation
   adjustment...........                                                                   (449)        (449)
                         ----------    -------     --------  --------    ---------      -------     --------
Balance, December 31,
 1996...................      1,400          1          --        --       393,819       (3,055)     390,765
  Net loss from 1/1/97
   through 9/30/97......                                                   (35,275)                  (35,275)
  Net loss from 10/1/97
   through 12/31/97.....                                      (17,116)                               (17,116)
  Transfers from C-TEC..                                                    17,980                    17,980
  Common stock issued in
   connection with the
   distribution......... 54,967,952     54,968      321,556               (376,524)                      --
  Stock plan
   transactions.........     20,518         20          210                                              230
                         ----------    -------     --------  --------    ---------      -------     --------
Balance, December 31,
 1997................... 54,989,870    $54,989     $321,766  $(17,116)   $     --       $(3,055)    $356,584
                         ==========    =======     ========  ========    =========      =======     ========


          See accompanying notes to Consolidated Financial Statements.

                                RCN CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

1. BACKGROUND AND BASIS OF PRESENTATION

  Prior to September 30, 1997, RCN Corporation (the "Company" or "RCN") was operated as part of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). Cable Michigan, Inc. consists of C-TEC's Michigan cable operations, including its 62% ownership in Mercom, Inc. In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

  The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of all wholly and majority owned subsidiaries. However, the historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent, public company during the reporting periods. All material intercompany transactions and balances have been eliminated. Investments accounted for by the equity method include a 40% interest in Megacable, a Mexican cable television system operator. Joint ventures which the Company controls and in which the minority investors do not possess significant veto rights are consolidated. Other joint ventures are accounted for by the equity method.

  C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. Prior to the Distribution, the corporate office allocated the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. Also included in the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and prior to the Distribution, C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

  CTE, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships, including the provision of support services, between the three companies, including a distribution agreement and a tax-sharing agreement.

2. SEGMENT INFORMATION

  The Company has elected to adopt Statement of Financial Accounting Standards No. 131--"Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998 and has retroactively restated its segment disclosures.

                                RCN CORPORATION

  The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the Company's historical general purpose financial statements.

  The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis, which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. Such results are as follows:

                                                     PRO FORMA TOTAL RCN
                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
Sales:
  Voice.......................................... $  4,007  $    830  $    237
  Video..........................................  103,371    87,470    65,699
  Data...........................................       41         4       --
  Commercial and other...........................   19,878    16,606    26,061
                                                  --------  --------  --------
Total Sales......................................  127,297   104,910    91,997
Costs and expenses, excluding depreciation and
 amortization:
  Direct expenses................................   51,757    35,226    39,604
  Operating, selling, general and
   administrative................................   83,422    43,881    35,399
                                                  --------  --------  --------
EBITDA before nonrecurring charge................   (7,882)   25,803    16,994
Depreciation and amortization....................   53,205    38,881    22,336
Nonrecurring charge..............................   10,000       --        --
                                                  --------  --------  --------
Operating (loss).................................  (71,087)  (13,078)   (5,342)
Interest income..................................   22,824    25,602    29,001
Interest expense.................................  (25,602)  (16,046)  (16,517)
Other income (expense), net......................      131      (546)     (304)
                                                  --------  --------  --------
(Loss) income before income taxes................  (73,734)   (4,068)    6,838
(Benefit) provision for income taxes.............  (20,849)      979     1,119
                                                  --------  --------  --------
(Loss) income before equity in unconsolidated
 entities, minority interest and extraordinary
 item............................................  (52,885)   (5,047)    5,719
Equity in (loss) of unconsolidated entities......   (3,698)   (2,282)   (3,461)
Minority interest in loss (income) of
 consolidated entity.............................    7,402     1,340      (144)
                                                  --------  --------  --------
(Loss) income before extraordinary item..........  (49,181)   (5,989)    2,114
Extraordinary charge--debt prepayment penalty....   (3,210)      --        --
                                                  --------  --------  --------
Net (loss) income................................ $(52,391) $ (5,989) $  2,114
                                                  ========  ========  ========

                                RCN CORPORATION

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Temporary Cash Investments--For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

  Short Term Investments and Investments Restricted for Debt Service-- Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115--"Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 and 1996, marketable debt and equity securities have been categorized as available for sale. The Company states its short term investments at cost, which approximates market. Investments restricted for debt service have been categorized as held to maturity.

  Property, Plant and Equipment and Depreciation--Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

  Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

                                                                        LIVES
                                                                     -----------
        Hybrid fiber/coaxial plant.................................. 5-22 years
        Advanced fiber plant........................................ 10-15 years
        Wireless & other plant......................................   5 years
        Buildings and leasehold improvements........................ 5-45 years
        Furniture, fixtures and vehicles............................ 3-10 years
        Other.......................................................   3 years

  Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred. Major replacements and betterments are capitalized. Gain or loss is recognized on major retirements and dispositions.

  Intangible Assets--Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 15 years.

  Accounting for Impairments--The Company follows the provisions of Statement of Financial Accounting Standards No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

                                RCN CORPORATION

  No impairment losses have been recognized by the Company pursuant to SFAS
121.

  Revenue Recognition--Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone service revenue is recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

  Advertising Expense--Advertising costs are expensed as incurred. Advertising expense charged to operations was $12,203, $1,441 and $862 in 1997, 1996 and 1995, respectively.

  Stock Based Compensation--The Company applies Accounting Principles Board Opinion No. 25--"Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure--only provisions of Statement of Financial Accounting Standards No. 123--"Accounting for Stock-Based Compensation" ("SFAS 123").

  Earnings (loss) per share--The Company has adopted Statement of Financial Accounting Standards No. 128--"Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period.

  Diluted earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in 1997 and have a dilutive effect if the Company had income from continuing operations is 517,506.

  For periods prior to October 1, 1997, during which the Company was a wholly owned subsidiary of C-TEC, earnings (loss) per share was calculated by dividing net income (loss) by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

                                                 YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
   Income (loss) before extraordinary
    charge.................................  $  (49,181) $   (5,989) $    2,114
                                             ==========  ==========  ==========
   Basic earnings per average common share:
   Average shares outstanding..............  54,965,716  54,918,394  54,890,334
   (Loss) income per average common share..  $    (0.89) $    (0.11) $     0.04
   Diluted earnings per average common
    share:
   Average shares outstanding..............  54,965,716  54,918,394  54,890,334
   Dilutive shares resulting from stock
    options................................         --          --          --
                                             ----------  ----------  ----------
                                             54,965,716  54,918,394  54,890,334
                                             ==========  ==========  ==========
   (Loss) income per average common share..  $    (0.89) $    (0.11) $     0.04

  Income Taxes--The Company and its subsidiaries report income for federal tax purposes on a consolidated basis. Prior to the Distribution, the Company and its subsidiaries were included in the consolidated federal income tax return of C-TEC. Income tax expense is allocated to subsidiaries on a separate return basis except that the Company's subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate

                                RCN CORPORATION
return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial reporting purposes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

  Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

  Foreign Currency Translation--The Company has a 40% interest in Megacable. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. Prior to 1997, the Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is treated for accounting purposes as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

4. BUSINESS COMBINATIONS

  The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses were transferred to the Company in connection with the Distribution.

  On August 30, 1996, FNY Holding Company, Inc., formerly a wholly owned subsidiary of C-TEC ("FNY") acquired from Kiewit Telecom Holdings, C-TEC's controlling shareholder at the time, an 80.1% interest in Freedom New York, LLC and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television). The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

  FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

  Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined in the Acquisition Agreement, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred. In addition, FNY paid $922 to Kiewit Telecom Holdings which represents compensation for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

  On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the original acquisition of Freedom. Additionally, pursuant to the terms of the Freedom Operating Agreement,

                                RCN CORPORATION
the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts were primarily allocated to excess cost over fair value of net assets acquired and are being amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

  On May 15, 1995, C-TEC Cable Systems, Inc. ("RCN Cable"), formerly a wholly owned subsidiary of C-TEC, acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of RCN Cable. In addition, RCN Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of RCN Cable. As of May 15, 1995, RCN Cable also assumed management of Twin County. As a result, RCN Cable had control of Twin County and accordingly Twin County is consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser was $39,500 which was recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and RCN Cable paid cash of $500 in settlement of certain purchase price adjustments.

  RCN Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

  In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), formerly a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable. The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets acquired is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

  In January 1995, RCN Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

  In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to RCN Cable in 1996 at net book value of $1,977. The Company disposed of its investment in 1997 and realized a gain of $661.

  In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for cash of approximately $1,050.

                                RCN CORPORATION

  The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1996. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.

                                                   YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                       1997          1996
                                                   ------------  ------------
                                                          (UNAUDITED)
   Sales.......................................... $    127,297  $    110,116
   (Loss) from continuing operations before
    extraordinary items........................... $    (72,245) $    (20,189)
   Net (loss)..................................... $    (53,831) $    (16,807)
   Pro Forma Earnings Per Share:
   (Loss) from continuing operations before
    extraordinary items........................... $      (1.31) $      (0.37)
   Net (loss)..................................... $      (0.98) $      (0.31)

5. SHORT-TERM INVESTMENTS

  Short-term investments, stated at cost, include the following at December 31, 1997 and 1996:

                                                                 1997    1996
                                                               -------- -------
     Federal Agency notes..................................... $110,966 $   --
     Commercial Paper.........................................   43,859   8,823
     Corporate debt securities................................  222,785  38,008
     Certificates of deposit..................................   37,993     --
                                                               -------- -------
     Total.................................................... $415,603 $46,831
                                                               ======== =======

  At December 31, 1997, short term investments with an amortized cost of $329,714 have contractual maturities of one to three years. All remaining short term investments have contractual maturities under one year.

6. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following at December 31,

                                                              1997       1996
                                                            ---------  --------
   Hybrid fiber/coaxial plant.............................. $ 157,652  $148,172
   Advanced fiber plant....................................    76,572    29,226
   Wireless & other plant..................................     4,771     4,245
   Buildings, leasehold improvements and land..............    16,607    10,989
   Furniture, fixtures and vehicles........................    23,399    18,119
   Construction in process.................................    28,195     9,013
   Other...................................................       563       593
                                                            ---------  --------
   Total property, plant and equipment.....................   307,759   220,357
   Less accumulated depreciation...........................  (107,419)  (84,529)
                                                            ---------  --------
   Property, plant and equipment, net...................... $ 200,340  $135,828
                                                            =========  ========

  Depreciation expense was $24,257, $19,372 and $13,236 for the years ended December 31, 1997, 1996 and 1995, respectively.

                                RCN CORPORATION

7. INVESTMENTS AND JOINT VENTURES

  Investments at December 31, are as follows:

                                                                  1997    1996
                                                                 ------- -------
     Megacable.................................................. $70,363 $74,232
     Partnership................................................     --    2,315
     Other......................................................      61     --
                                                                 ------- -------
     Total Investments.......................................... $70,424 $76,547
                                                                 ======= =======

  Investments carried on the equity method consist of the following at December 31:

                                                             PERCENTAGE OWNED
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
     Megacable..............................................    40.00%    40.00%
     Partnership Interest...................................      --      33.33%
     Starpower Communications, LLC..........................    50.00%      --

  a. In September 1996, RCN and Boston Edison Company ("BECO"), through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM was organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts, voice, video and data services, as well as the communications support component of energy related customer services offered by BECO. RCN owns 51% of the equity interest in RCN-BECOCOM and BECO owns the remaining 49% interest. Future capital contributions are required to be made on a 51% and 49% basis for RCN and BECO, respectively.

  The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period. As a result of its ownership, management and control, this joint venture with BECO is consolidated in RCN's financial statements.

  Pursuant to an Indefeasible Right of Use Agreement ("IRU Agreement"), BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060. The fair value of the IRU transferred by BECO to the joint venture is reflected as "Advanced Fiber Plant" in property, plant and equipment.

                                RCN CORPORATION

  BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

  b. On August 1, 1997, RCN and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN owns 50% of the equity interest in Starpower and PCI owns the remaining 50% interest.

  The closing of the Starpower joint venture (the "Starpower Closing") occurred on December 19, 1997.

  Pursuant to the Amended and Restated Operating Agreement, RCN and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN and Pepco Communications. So long as RCN and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. As a result of the joint control, Starpower is accounted for under the equity method of accounting.

  A subsidiary of RCN will provide support services including customer service, billing, marketing and certain administrative, accounting and technical support services, each of which shall be provided at cost.

  c. The basis of the Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1997, the unamortized excess over the underlying equity in the net assets was $75,886. The Company recorded its proportionate share of (losses) and amortization of excess cost over net assets of ($3,869), ($2,190) and ($3,061) in 1997, 1996 and 1995,
respectively.

  Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52--"Foreign Currency Translation", as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. Exchange gains (losses) of $(12), $247, and $(932) in 1997, 1996, and 1995, respectively, including translation losses in

                                RCN CORPORATION

1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

  The following table reflects the summarized financial position and results of operations of Megacable as of and for the years ended December 31, 1997 and 1996:

                                                                1997     1996
                                                               -------  -------
   Assets..................................................... $76,323  $67,672
   Liabilities................................................ $ 8,347  $ 6,455
   Stockholders' equity....................................... $67,976  $61,217
   Sales...................................................... $30,441  $23,225
   Costs and expenses......................................... $23,389  $15,689
   Foreign currency transaction gains (losses)................ $   (31) $   618
   Net income................................................. $ 6,653  $10,226

8. INTANGIBLE ASSETS

  Intangible assets consist of the following at December 31,

                                                AMORTIZATION
                                                   PERIOD      1997      1996
                                                ------------ --------  --------
   Franchises and subscriber lists............. 2-10.5 years $ 79,273  $ 78,720
   Noncompete agreements.......................  5-8 years     11,209    11,209
   Goodwill....................................  5-10 years    42,787    16,830
   Building access rights......................  3-4 years     15,197    14,920
   Other intangible assets.....................  5-15 years     1,469       520
                                                             --------  --------
   Total intangible assets.....................               149,935   122,199
   Less accumulated amortization...............               (53,388)  (28,728)
                                                             --------  --------
   Intangible assets, net......................              $ 96,547  $ 93,471
                                                             ========  ========

  Amortization expense charged to operations in 1997, 1996 and 1995 was $28,948, $19,509 and $9,100, respectively.

9. DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets consist of the following at December 31:

                                                               1997    1996
                                                              ------- -------
   Note and interest receivable--Mazon Corporativo, S.A. de
    C.V...................................................... $17,682 $15,310
   Debt issuance costs.......................................  19,743     309
   Prepaid pension costs.....................................     --    2,967
   Prepaid professional services.............................     938   3,439
   Other.....................................................   2,675   2,121
                                                              ------- -------
   Total..................................................... $41,038 $24,146
                                                              ======= =======

                                RCN CORPORATION

10. DEBT

  a. Long-term debt

  Long-term debt outstanding at December 31 is as follows:

                                                                1997     1996
                                                              -------- --------
   Senior Secured Notes 9.65% due 1999....................... $    --  $131,250
   Revolving Credit Agreement................................    3,000      --
   Term Credit Agreement.....................................  100,000      --
   Senior Notes 10% due 2007.................................  225,000      --
   Senior Discount Notes 11 1/8% due 2007....................  358,103      --
                                                              -------- --------
   Total.....................................................  686,103  131,250
   Due within one year.......................................      --       --
                                                              -------- --------
   Total Long-Term Debt...................................... $686,103 $131,250
                                                              ======== ========

  In October 1997, pursuant to Rule 144A of the Securities Exchange Act of 1933, the Company completed an offering of 10% Senior Notes with an aggregate principal amount of $225,000 and 11 1/8% Senior Discount Notes with an aggregate principal amount at maturity of $601,045, both due 2007, to qualified institutional buyers as defined in Rule 144A. The Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,000. In December 1997, the Company commenced an SEC registered Exchange Offer of its 10% Senior Notes due 2007, Series B for any and all outstanding 10% Senior Notes due 2007, Series A and its 11 1/8% Senior Discount Notes due 2007, Series B for any and all outstanding 11 1/8% Senior Discount Notes due 2007 Series A. The Exchange Offer closed in January of 1998. All outstanding notes were exchanged.

  The 10% Senior Notes were issued under an indenture dated October 17, 1997 (the "10% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 10% Senior Notes are general senior obligations of the Company which mature on October 15, 2007 and are collateralized by a pledge of the Escrow Account which contains approximately $61,000 of the net proceeds from the sale of the 10% Senior Notes plus approximately $1,000 of aggregate interest, representing funds that, together with the future proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Interest on the 10% Senior Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998.

  The 10% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 10% Senior Notes have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

  The 11 1/8% Senior Discount Notes were issued under an indenture dated October 17, 1997 (the "11 1/8% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 11 1/8% Senior Discount Notes are general senior obligations of the Company, limited to $601,045 aggregate principal amount at maturity and will mature on October 15, 2007. The 11 1/8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

                                RCN CORPORATION

  The 11 1/8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 11 1/8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 11 1/8% Senior Discount Notes have redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

  Certain subsidiaries of the Company, including RCN Cable, have in place a $125,000 credit agreement comprised of two credit facilities. The first is a five year revolving credit facility in the amount of $25,000 which provides credit availability through June 30, 2002. Revolving loans may be repaid and reborrowed from time to time. The second is a term credit facility in the amount of $100,000 which is to be repaid over six years in quarterly installments from September 30, 1999 through June 30, 2005. Interest only is due through June 30, 1999. The interest rate is based on either a LIBOR or Base Rate option, at the election of the Company (6.82% at December 31, 1997). The credit agreement is collateralized by a pledge by the Company of its stock in RCN Cable and may, in the future, be secured by pledges of stock of subsidiaries of the Company. At December 31, 1997, the entire $100,000 term credit facility is outstanding and $3,000 of the revolving credit facility is outstanding. RCN Cable used a portion of its initial borrowings under the credit facilities to prepay higher priced Senior Secured Notes. The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes of $1,728. The credit agreement contains restrictive covenants which, among other things, require the Company to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. The Company does not believe that these covenants will materially restrict its activities.

  In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, RCN Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, RCN Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending December 31, 1996. The Senior Secured Notes were collateralized by the stock of certain cable subsidiaries of the Company. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment was required on the Senior Secured Notes. The Senior Secured Notes contained restrictive covenants which, among other things, required maintenance of a specified debt to cash flow ratio. These notes were prepaid in 1997 as discussed above. The Senior Secured Notes were classified as long-term at December 31, 1996 since the Company had the intent and the ability to refinance this obligation on a long-term basis through the above credit facilities.

  In connection with the acquisition of Twin County Trans Video, Inc., RCN Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

                                RCN CORPORATION

  Contractual maturities of long-term debt are as follows:

   YEAR ENDING DECEMBER 31,                                    AGGREGATE AMOUNTS
   ------------------------                                    -----------------
     1998.....................................................      $   --
     1999.....................................................      $ 3,750
     2000.....................................................      $11,250
     2001.....................................................      $16,250
     2002.....................................................      $20,500

  b. Short-term debt

  At December 31, 1997, the Company had unused lines of credit for $5,500 at prime (8.50% at December 31, 1997). Short-term unsecured borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31, 1997). All unused lines of credit are cancellable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.

11. INCOME TAXES

  The (benefit) provision for income taxes is reflected in the Consolidated Statements of Operations as follows:

                                                      1997     1996     1995
                                                    --------  -------  -------
   Current:
     Federal....................................... $(11,795) $ 5,730  $(5,713)
     State.........................................    1,449    1,102      375
                                                    --------  -------  -------
   Total Current...................................  (10,346)   6,832   (5,338)
                                                    --------  -------  -------
   Deferred:
     Federal.......................................  (10,161)  (4,751)   7,016
     State.........................................     (342)  (1,000)    (377)
                                                    --------  -------  -------
   Total Deferred..................................  (10,503)  (5,751)   6,639
                                                    --------  -------  -------
   Amortization of ITC.............................      --      (102)    (182)
                                                    --------  -------  -------
   Provision (benefit) for income taxes:
     Before extraordinary item.....................  (20,849)     979    1,119
     Extraordinary item............................   (1,728)     --       --
                                                    --------  -------  -------
   Total (benefit) provision for income taxes...... $(22,577) $   979  $ 1,119
                                                    ========  =======  =======

  At December 31, 1997 and 1995, the Company had tax related balances due from affiliates of $3,186 and $501, respectively. At December 31, 1996, the Company had tax related balances due to affiliates of $817.

                                RCN CORPORATION

  Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                             1997      1996
                                                           --------  --------
   Net operating loss carryforwards....................... $ 10,078  $  2,130
   Alternative minimum tax credits........................      167       219
   Employee benefit plans.................................    1,031       882
   Reserve for bad debt...................................      844       693
   Start-up costs.........................................      586       959
   Investment in unconsolidated entity....................    3,985     4,771
   Accruals for nonrecurring charges and contract
    settlements...........................................    2,368     2,299
   Other, net.............................................    1,823     1,888
                                                           --------  --------
   Total deferred tax assets..............................   20,882    13,841
                                                           --------  --------
   Property, plant and equipment..........................  (14,759)  (15,019)
   Intangible assets......................................  (11,253)  (17,776)
   All other..............................................   (1,257)   (1,229)
                                                           --------  --------
   Total deferred liabilities.............................  (27,269)  (34,024)
                                                           --------  --------
   Subtotal...............................................   (6,387)  (20,183)
   Valuation allowance....................................   (8,404)   (3,691)
                                                           --------  --------
   Total deferred taxes................................... $(14,791) $(23,874)
                                                           ========  ========

  In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

  A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

  The net change in the valuation allowance for deferred tax assets during 1997 was an increase of $4,713.

  Net operating losses will expire as follows:

                                                                 FEDERAL  STATE
                                                                 ------- -------
   1999.........................................................         $ 2,793
   2000.........................................................           3,087
   2001.........................................................          14,532
   2002.........................................................           3,141
   2003.........................................................          10,244
   2004.........................................................           3,767
   2011.........................................................          38,116
   2012.........................................................           8,028
   2017......................................................... $8,218      --
                                                                 ------  -------
   Total........................................................ $8,218  $83,708
                                                                 ======  =======

                                RCN CORPORATION

  The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                                1997         1996       1995
                                             -----------  ----------  ----------
   (Loss) income before (benefit) provision
    for the income taxes and extraordinary
    item...................................  $   (70,030) $   (5,010) $   3,233
                                             ===========  ==========  =========
   Federal income tax benefit at statutory
    rate...................................  $   (24,511) $   (1,753) $   1,131
   State income taxes net of federal income
    tax benefit............................          719          66        (33)
   Investment tax credits amortized........          --         (102)       (50)
   Amortization of goodwill................          830         779        388
   Estimated nondeductible expenses........        1,913       1,564        (93)
   Adjustment to prior year accrual........         (197)        421       (161)
   Other, net..............................          397           4        (63)
                                             -----------  ----------  ---------
   Total (benefit) provision for income
    taxes..................................  $   (20,849) $      979  $   1,119
                                             ===========  ==========  =========

  In 1995, C-TEC received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of the disallowance, the Company's taxes payable for prior years increased approximately $580. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

  In 1997 and 1996, estimated non-deductible expenses relate primarily to charges in connection with the restructuring of the Company.

12. STOCKHOLDERS' EQUITY AND STOCK PLANS

  The Company has authorized 100,000,000 shares of $1 par value common stock and 200,000,000 shares of $1 par value Class B nonvoting common stock. The Company also has authorized 25,000,000 shares of $1 par value preferred stock. At December 31, 1997, 54,989,870 shares of common stock are issued and outstanding.

  In March 1998, the Company's Board of Directors approved a two-for-one stock split, payable in the form of a 100% stock dividend. The record date for the stock split is March 20, 1998. Stockholders of record at the market close on that date will receive an additional share of RCN common stock for each share held. The distribution date for the stock dividend will be April 3, 1998. All share and per share data, stock option data, and market prices of the Company's common stock have been restated to reflect this stock split.

  In connection with the Distribution, the Company Board adopted the 1997 RCN Corporation Stock Option Plan ("the 1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock.

  The 1997 Plan contemplates the issuance of incentive stock options, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock, plus 3,040,100 shares of Common Stock issuable in connection with the Distribution related option adjustments, may be issued pursuant to Awards granted under the 1997 Plan.

                                RCN CORPORATION

  Unless earlier terminated by the Company Board, the 1997 Plan will expire on the tenth anniversary of the Distribution. The Company Board or the Compensation Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

  Prior to the Distribution, certain employees of RCN were granted stock option awards under C-TEC's stock option plans. In connection with the Distribution 3,040,100 options covering Common Stock were issued. Each C-TEC option was adjusted so that each holder would currently hold options to purchase shares of CTE Common Stock, RCN Common Stock and Cable Michigan Common Stock. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and CTE options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

  Information relating to stock options is as follows:

                                                                     WEIGHTED
                                                        NUMBER OF    AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                        --------- --------------
   Outstanding December 31, 1994....................... 1,431,000
     Granted........................................... 1,257,000
     Exercised.........................................       --
     Canceled..........................................   280,000
                                                        ---------
   Outstanding December 31, 1995....................... 2,408,000
     Granted...........................................   190,000
     Exercised.........................................    58,000
     Canceled..........................................   272,000
                                                        ---------
   Outstanding December 31, 1996....................... 2,268,000     $ 7.10
     Granted........................................... 4,862,100     $14.31
     Exercised.........................................    20,000     $ 8.07
     Canceled..........................................     3,000     $ 8.36
                                                        ---------
   Outstanding December 31, 1997....................... 7,107,100     $11.95
                                                        =========
   Shares exercisable December 31, 1997................ 1,221,000     $ 7.05

  The following table summarizes stock options outstanding and exercisable at December 31, 1997:

                                  STOCK OPTIONS OUTSTANDING          STOCK OPTIONS EXERCISABLE
                         ------------------------------------------- --------------------------
                                       WEIGHTED
                                       AVERAGE          WEIGHTED                   WEIGHTED
        RANGE OF                      REMAINING     AVERAGE EXERCISE           AVERAGE EXERCISE
    EXERCISE PRICES       SHARES   CONTRACTUAL LIFE      PRICE        SHARES        PRICE
    ---------------      --------- ---------------- ---------------- --------- ----------------
$6.24 to $8.40.......... 3,017,100    7.5 years          $7.36       1,221,000      $7.05
$15.32 to $16.82........ 4,090,000    9.8 years          15.33             --         --
                         ---------                                   ---------
Total................... 7,107,100                                   1,221,000
                         =========                                   =========

  No compensation expense related to stock option grants was recorded in 1997 as the option exercise prices were equal to fair market value on the date granted.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with

                                RCN CORPORATION
weighted average assumptions for dividend yield of 0% for 1997, 1996 and 1995; expected volatility of 38.6% prior to the Distribution and 49.8% subsequent to the Distribution for 1997, 39.5% for 1996, and 35.9% for 1995; risk-free interest rate of 6.52%, 5.95% and 6.32% for 1997, 1996 and 1995, respectively; and expected lives of 5 years for 1997, 1996 and 1995.

  The weighted-average fair value of options granted during 1997 was $7.46.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                                        1997     1996     1995
                                                      --------  -------  ------
   Net earnings--as reported......................... $(52,391) $(5,989) $2,114
   Net earnings--pro forma........................... $(54,419) $(6,612) $1,695
   Basic earnings per share--as reported............. $  (0.95) $ (0.11) $ 0.04
   Basic earnings per share--pro forma............... $  (0.99) $ (0.12) $ 0.03
   Diluted earnings per share--as reported........... $  (0.95) $ (0.11) $ 0.04
   Diluted earnings per share--pro forma............. $  (0.99) $ (0.12) $ 0.03

  In November 1996, the C-TEC shareholders approved a stock purchase plan for certain key executives (the C-TEC "Executive Stock Purchase Plan" or "C-TEC ESPP"). Under the C-TEC ESPP, participants may purchase shares of C-TEC Common Stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the C-TEC ESPP. Participant's accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of C-TEC Common Stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder with respect to, or any rights as a holder or record owner of, any shares of C-TEC Common Stock. Amounts representing share units that have been credited to a participant's account will be distributed, either in a lump sum or in installments, as elected by the participant, following the earlier of the participant's termination of employment or three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of C-TEC Common Stock for each share unit being distributed.

  Following the crediting of each share unit to a participant's account, a matching share of Common Stock is issued in the participant's name. Each matching share is subject to forfeiture as provided in the C-TEC ESPP. The issuance of matching shares will be subject to the participant's execution of an escrow agreement. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow.

  Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone Enterprises, the Company and Cable Michigan. In 1997, the Company's Board of Directors approved the RCN Corporation Executive Stock Purchase Plan (the "RCN ESPP"), with terms substantially the same as the C-TEC ESPP. The number of shares which may be distributed under the RCN ESPP as matching shares or in payment of share units is 250,000. At December 31, 1997, 61,412 matching shares have been issued under the RCN ESPP, none of which are vested. The Company recognizes the cost of the matching shares over the vesting period. Expense recognized in 1997 and 1996 was $80 and $145, respectively.

                                RCN CORPORATION

13. PENSIONS AND EMPLOYEE BENEFITS

  Prior to the Distribution, the Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

  Through December 31, 1996, substantially all employees of the Company were included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

  The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                                               1996      1995
                                                              -------  --------
   Benefits earned during the year (service cost)............ $ 2,365  $  1,656
   Interest cost on projected benefit obligation.............   3,412     3,083
   Actual return on plan assets..............................  (3,880)  (12,897)
   Other components--net.....................................  (1,456)    8,482
                                                              -------  --------
   Net periodic pension cost................................. $   441  $    324
                                                              =======  ========

  The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost:

                                                              DECEMBER 31,
                                                              ---------------
                                                               1996     1995
                                                              ------   ------
   Discount rate.............................................    7.5%     7.0%
   Expected long-term rate of return on plan assets..........    8.0%     8.0%
   Weighted average long-term rate of compensation
    increases................................................    6.0%     6.0%

  The Company's allocable share of the consolidated net periodic pension costs, based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158 and $251 for 1996 and 1995, respectively. These amounts are reflected in operating expenses. As discussed below, no pension cost (credit) was recognized in 1997.

  In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company no longer accrue benefits under the defined benefit pension plans and became fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1997 and 1996 consolidated balance sheets.

                                RCN CORPORATION

  The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31, 1996:

   Plan assets at fair value.......................................... $ 55,325
   Actuarial present value of benefit obligations:
   Accumulated benefit obligations:
   Vested.............................................................   32,372
   Nonvested..........................................................    1,704
                                                                       --------
   Total..............................................................   34,076
   Effect of increases in compensation................................    6,042
                                                                       --------
   Plan assets in excess of projected benefit obligation..............   15,207
   Unrecognized transition asset......................................   (3,463)
   Unrecognized prior service cost....................................    2,438
   Unrecognized net gain..............................................  (11,215)
                                                                       --------
   Prepaid pension cost............................................... $  2,967
                                                                       ========

  C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 at December 31, 1996.

  Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying 1996 consolidated balance sheet. The prepaid pension asset was transferred to CTE in connection with the Distribution in 1997.

  C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employees' contributions. Contributions charged to expense were $354 and $268 in 1996 and 1995, respectively. Contributions charged to expense in 1997 prior to the Distribution were $515.

  In connection with the Distribution, RCN established a qualified savings plan under Section 401(k) of the Code that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Eligible active employees under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. Contributions charged to expense in 1997 were $306.

  The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accrues the cost of postemployment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. Prior to the Distribution, C-TEC allocated the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimbursed C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost (credit) was approximately $458, $539 and ($106) in 1997, 1996 and 1995, respectively.

                                RCN CORPORATION

14. COMMITMENTS AND CONTINGENCIES

  a. The Company had various purchase commitments at December 31, 1997 related to its 1998 construction budget.

  b. Total rental expense, primarily for office space and pole rentals, was $3,505, $3,632 and $2,846 for 1997, 1996 and 1995, respectively. At December
31, 1997, rental commitments under noncancellable leases, excluding annual pole rental commitments of approximately $794 that are expected to continue indefinitely, are as follows:

                                                                       AGGREGATE
   YEAR                                                                 AMOUNTS
   ----                                                                ---------
   1998...............................................................  $3,725
   1999...............................................................  $3,314
   2000...............................................................  $2,939
   2001...............................................................  $2,826
   2002...............................................................  $2,848
   Thereafter.........................................................  $8,501

  c. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1997.

  d. The Company has entered into various noncancellable contracts for network services. Future obligations under these agreements are as follows:

                                                                        NETWORK
   YEAR                                                                 SERVICES
   ----                                                                 --------
   1998................................................................  $3,026
   1999................................................................  $3,064
   2000................................................................  $3,012
   2001................................................................  $2,762
   2002................................................................  $   12
   Thereafter..........................................................  $   14

  e. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended, and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates.

  f. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

  g. The Company has agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true CTE liability, a true Cable Michigan liability or a true Company liability.

  The Tax Sharing Agreement, by and among the Company, Cable Michigan and CTE (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before

                                RCN CORPORATION
the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the CTE Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by CTE, 30% by the Company and 20% by Cable Michigan.

  Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

  h. Under the Starpower Amended and Restated Operating Agreement, the Company is committed to make quarterly capital contributions aggregating the following in the years ended December 31:

   1998................................................................. $56,250
   1999................................................................. $68,750
   2000................................................................. $25,000

  i. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24,000, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock.

15. AFFILIATE AND RELATED PARTY TRANSACTIONS

  The Company had the following transactions with affiliates during the years ended December 31, 1997, 1996 and 1995:

                                                         1997    1996    1995
                                                        ------- ------- -------
   Corporate office costs allocated to affiliates.....  $12,091 $12,362 $10,009
   Cable staff and customer service costs allocated to
    Cable Michigan....................................    3,489   3,577   2,952
   Interest income on affiliate notes.................    8,688  15,119  17,340
   Interest expense on affiliate notes................      537     354     279
   Long-distance terminating access charge expense
    from CTE..........................................    1,312     728     862
   Royalty fees charged by CTE........................      669     859     533
   Revenue from engineering services..................      --      296   2,169
   Other affiliate revenues...........................    1,576     --        6
   Other affiliate expenses...........................    2,199   1,980   2,090

  At December 31, 1997 and 1996, the Company has accounts receivable from related parties of $9,829 and $12,614, respectively, for these transactions. At December 31, 1997 and 1996, the Company has accounts payable to related parties of $3,748 and $4,880, respectively, for these transactions.

  The Company had notes receivable of $7,914 in 1996 from advances by the Company's corporate financial services company to CTE. The Company also had notes receivable of $147,567 at December 31, 1996, from Cable Michigan, Inc. primarily related to the acquisition of the Michigan cable operations and subsequent operations. All intercompany notes receivable were settled in connection with the Distribution.

                                RCN CORPORATION

  The Company had notes payable of $11,854 in 1996 from excess cash advanced by CTE to the Company's corporate financial services company for investment. All intercompany notes payable were settled in connection with the Distribution.

16. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

  Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

  The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

  The Company's trade receivables reflect a customer base primarily centered in the Boston to Washington, D.C. corridor of the United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

17. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  a. Cash and temporary cash investments

  The carrying amount approximates fair value because of the short maturity of these instruments.

  b. Short-term investments

  Short-term investments consist of commercial paper, corporate debt securities, certificates of deposit and federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

  c. Long-term investments

  Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

  d. Investments restricted for debt service

  Investments restricted for debt service consists of an amount placed in escrow from the proceeds of the 10% Senior Notes which, together with the proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Investments restricted for debt service are carried at amortized cost.

  e. Long-term debt

  The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

                                RCN CORPORATION

  f. Letter of credit

  The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

  The estimated carrying fair value of the Company's financial instruments are as follows at December 31:

                                               1997                1996
                                        ------------------- -------------------
                                        CARRYING            CARRYING
                                         AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                        -------- ---------- -------- ----------
   Financial Assets:
     Cash and temporary cash
      investments.....................  $222,910  $222,910  $ 61,843  $ 61,843
     Short-term investments...........  $415,603  $415,603  $ 46,831  $ 46,831
     Note and interest receivable.....  $ 17,682  $ 17,682  $ 15,310  $ 15,310
     Investments restricted for debt
      service.........................  $ 61,911  $ 61,911       --        --
   Financial Liabilities:
     Fixed rate long-term debt:
       Senior Secured Notes...........       --        --   $131,250  $137,459
       Senior Notes 10%...............  $225,000  $233,438       --        --
       Senior Discount Notes 11.125%..  $358,103  $377,156       --        --
     Floating rate long-term debt:
       Revolving Credit Agreement.....  $  3,000  $  3,000       --        --
       Term Credit Agreement..........  $100,000  $100,000       --        --
     Unrecognized financial
      instruments:
       Letters of credit..............  $  3,060  $  3,060  $  3,060  $  3,060

18. QUARTERLY INFORMATION (UNAUDITED)

                                1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                ----------- ----------- ----------- -----------
   1997
   ----
   Sales.......................  $ 29,677    $ 31,029    $ 31,148    $ 35,443
   Operating income (loss)
    before depreciation,
    amortization and
    nonrecurring charges.......  $  4,153    $    850    $ (4,332)   $ (8,341)
   Operating (loss)............  $(18,037)   $(12,416)   $(18,011)   $(22,411)
   Loss before extraordinary
    charge.....................       N/A         N/A         N/A    $(17,116)
   Loss before extraordinary
    charge per average common
    share......................       N/A         N/A         N/A    $  (0.31)
   Common Stock
   High........................       N/A         N/A    $  16.63    $  21.63
   Low.........................       N/A         N/A    $  12.44    $  12.50
                                1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                ----------- ----------- ----------- -----------
   1996
   ----
   Sales.......................  $ 24,165    $ 24,852    $ 26,746    $ 29,147
   Operating income before
    depreciation and
    amortization...............  $  4,199    $  7,777    $  9,188    $  4,639
   Operating (loss)............  $ (4,621)   $ (1,233)   $    (19)   $ (7,205)

                                RCN CORPORATION

19. SUBSEQUENT EVENTS

  a. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,587.

  The 9.8% Senior Discount Notes are general senior obligations of the Company, limited to $567,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,587. The 9.8% Senior Discount Notes will not pay cash interest prior to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum.

  The 9.8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

  b. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN common stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 Erols stock options to 699,104 RCN stock options at an average exercise price of $3.424 per share. The transaction was accounted for under the purchase method of accounting.

  RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

  c. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was $7,368 in cash, 890,384 shares of RCN common stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 UltraNet stock options to 117,052 RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain other holders of UltraNet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting.

  RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

  d. RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

  e. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement (Note 7) with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

                                RCN CORPORATION

  f. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.

                        RCN CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                           QUARTER ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Sales...............................................  $    40,138  $    29,677
Costs and expenses, excluding depreciation and
 amortization.......................................       48,455       25,524
Depreciation and amortization.......................       17,691       12,191
Nonrecurring acquisition costs: In-process technolo-
 gy.................................................       44,700          --
Other nonrecurring charges..........................          --        10,000
                                                      -----------  -----------
Operating (loss)....................................      (70,708)     (18,038)
Interest income.....................................       12,815        5,153
Interest expense....................................      (22,735)      (3,431)
Other (expense), net................................         (899)         (33)
                                                      -----------  -----------
(Loss) before income taxes..........................      (81,527)     (16,349)
(Benefit) for income taxes..........................      (11,682)      (4,800)
                                                      -----------  -----------
(Loss) before equity in unconsolidated entities and
 minority interest..................................      (69,845)     (11,549)
Equity in (loss) of unconsolidated entities.........       (1,493)        (805)
Minority interest in loss of consolidated entities..        3,586          910
                                                      -----------  -----------
Net (loss)..........................................  $   (67,752) $   (11,444)
                                                      ===========  ===========
Basic and Diluted (loss) per average common share:
  Net loss to shareholders..........................  $     (1.21) $     (0.21)
                                                      ===========  ===========
  Weighted average shares outstanding...............   56,216,310   54,950,914


     See accompanying notes to Condensed Consolidated Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                       MARCH 31,   DECEMBER 31,
                                                          1998         1997
                                                       ----------  ------------
                        ASSETS
Current assets:
  Cash and temporary cash investments................. $  511,762   $  222,910
  Short-term investments..............................    411,238      415,603
  Accounts receivable from related parties............      4,120        9,829
  Accounts receivable, net of reserve for doubtful
   accounts of $3,427 at March 31, 1998 and $2,134 at
   December 31, 1997..................................     24,567       19,510
  Material and supply inventory, at average cost......      2,613        2,745
  Prepayments and other...............................      7,489        5,314
  Deferred income taxes...............................      4,913        4,821
  Investments restricted for debt service.............     22,500       22,500
                                                       ----------   ----------
Total current assets..................................    989,202      703,232
Property, plant and equipment, net of accumulated
 depreciation of $119,039 at March 31, 1998 and
 $107,419 at December 31, 1997........................    247,118      200,340
Investments restricted for debt service...............     41,119       39,411
Investments...........................................    133,384       70,424
Intangible assets, net................................    120,720       96,547
Deferred charges and other assets.....................     46,689       41,038
                                                       ----------   ----------
Total assets.......................................... $1,578,232   $1,150,992
                                                       ==========   ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt................ $    1,094   $      --
  Accounts payable....................................     36,872       24,835
  Accounts payable to related parties.................        867        3,748
  Advance billings and customer deposits..............     18,999        7,318
  Accrued taxes.......................................        --           488
  Accrued interest....................................     10,970        5,549
  Accrued contract settlements........................      3,029        3,126
  Accrued cable programming expense...................      3,908        3,498
  Accrued expenses....................................     30,767       21,143
                                                       ----------   ----------
Total current liabilities.............................    106,506       69,705
Long-term debt........................................  1,053,324      686,103
Deferred income taxes.................................     22,985       19,612
Other deferred credits................................      9,358        2,596
Minority interest.....................................     23,776       16,392
Commitments and contingencies.........................
Preferred stock.......................................        --           --
Common shareholders' equity:
  Common stock........................................     57,811       54,989
  Additional paid-in capital..........................    392,148      321,766
  Cumulative translation adjustments..................     (3,055)      (3,055)
  Unrealized appreciation on investments..............        502          --
  Treasury stock......................................       (255)         --
  Retained earnings...................................    (84,868)     (17,116)
                                                       ----------   ----------
Total common shareholders' equity.....................    362,283      356,584
                                                       ----------   ----------
Total liabilities and shareholders' equity............ $1,578,232   $1,150,992
                                                       ==========   ==========

     See accompanying notes to Condensed Consolidated Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                       QUARTER ENDED MARCH 31,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES..  $     8,277  $    (1,107)
                                                       -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant & equipment...........      (28,064)      (7,459)
  Investment in unconsolidated joint venture.........      (12,500)         --
  Purchase of short-term investments.................      (77,614)         --
  Sales and maturities of short-term investments.....       82,014       33,925
  Acquisitions.......................................      (40,717)     (30,079)
  Other..............................................          602       (1,142)
                                                       -----------  -----------
    Net cash used in investing activities............      (76,279)      (4,755)
                                                       -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of long-term debt.........................      350,588          --
  Redemption of long-term debt.......................         (122)         --
  Purchase of treasury stock.........................         (255)         --
  Payments made for debt financing costs.............       (5,652)         --
  Contribution from minority interest partner........       11,025          --
  Proceeds from the exercise of stock options........        1,270          --
  Transfer to CTE....................................          --       (16,418)
  Change in affiliate notes..........................          --           567
                                                       -----------  -----------
  Net cash provided by (used in) financing
   activities........................................      356,854      (15,851)
                                                       -----------  -----------
  Net increase (decrease) in cash and temporary cash
   investments.......................................      288,852      (21,713)
  Cash and temporary cash investments at beginning of
   year..............................................      222,910       61,843
                                                       -----------  -----------
  Cash and temporary cash investments at March 31....  $   511,762  $    40,130
                                                       ===========  ===========
  Supplemental disclosures of cash flow information
  Cash paid during the periods for:
    Interest (net of amounts capitalized)............  $    16,711  $     7,363
                                                       ===========  ===========
    Income taxes.....................................  $        75  $        25
                                                       ===========  ===========

     See accompanying notes to Condensed Consolidated Financial Statements.

                       RCN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

  On February 20, 1998, the Merger with Erols was consummated. The transaction was accounted for under the purchase method of accounting.

  A summary of the transaction is as follows:

   Cash paid.......................................................... $ 35,931
   Fair value of RCN stock issued.....................................   44,672
   Liabilities assumed................................................   58,664
   Deferred tax liability incurred....................................   14,626
   Acquisition cost--In-process technology............................  (31,600)
                                                                       --------
   Fair value of assets acquired...................................... $122,293
                                                                       ========

  On February 27, 1998, the Merger with Ultranet was consummated. The transaction was accounted for under the purchase method of accounting.

  A summary of the transaction is as follows:

   Cash paid.......................................................... $  7,608
   Fair value of RCN stock issued.....................................   26,155
   Liabilities assumed................................................    5,688
   Deferred tax liability incurred....................................      683
   Acquisition cost--In-process technology............................  (13,100)
                                                                       --------
   Fair value of assets acquired...................................... $ 27,034
                                                                       ========

  The company transferred approximately 60% of the subscribers acquired in the Merger with Erols, and related unearned revenue to the Starpower joint venture. The value of the subscriber contribution was preliminarily estimated to be $51,937 and the related unearned revenue was preliminarily estimated to be $25,523.


    See accompanying notes to Condensed Consolidated Financial Statements.

                       RCN CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  1. The Condensed Consolidated Financial Statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of the Management of the Company, the Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information. The Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1997.

  2. Prior to September 30, 1997, the Company was operated as part of C-TEC Corporation ("C-TEC"). RCN consists primarily of C-TEC's high growth, bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long-distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

  The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

  3. The Company owns a 40% equity interest in Megacable. For the quarters ended March 31, 1998 and 1997, the Company recorded equity in the earnings of Megacable which consists of its proportionate share of income and amortization of excess cost over equity in net assets of $709 and $712, respectively.

  Summarized information for the financial position and results of operations of Megacable, as of and for the three months ended March 31, 1998 and 1997, is as follows:

                                                                 1998    1997
                                                                ------- -------
   Assets...................................................... $76,449 $70,575
   Liabilities.................................................   6,150   7,185
   Shareholders' equity........................................  70,299  63,390
   Sales.......................................................   9,219   6,764
   Costs and expenses..........................................   6,085   4,530
   Foreign currency transaction losses.........................     104     --
   Net income.................................................. $ 2,638 $ 2,144

  Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. dollar is treated as the functional currency and translation adjustments are included in income. The Company's proportionate share of such adjustments were losses of $(41), for the three month period ended March 31, 1998.

  4. During the first quarter of 1998, approximately 1,180,000 options were granted, approximately 227,000 were exercised yielding cash proceeds of $1,270 and approximately 48,000 options were canceled. At March 31, 1998, there are approximately 8,012,000 options outstanding at exercise prices ranging from $1.30 to $25.75 under RCN's 1997 Plan.

                       RCN CORPORATION AND SUBSIDIARIES

  5. On September 30, 1997, the Yee Family Trusts, as holders of CTE's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, CTE and Cable Michigan in the Superior Court of New Jersey. The complaint alleges that CTE's distribution of the Common Stock of RCN and Cable Michigan in connection with the Distribution constitutes a fraudulent conveyance. The plaintiffs further allege breaches of contract and fiduciary duties in connection with the Distribution. On December 1, 1997, the complaint was amended to allege that CTE's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of Pa. C.S. 1551
(b)(2). The plaintiffs have asked the Court to set aside the alleged fraudulent conveyance and are seeking unspecified monetary damages alleged to be in excess of $52,000. The Company believes that this lawsuit is without merit and is contesting this action vigorously. On January 9, 1998, the defendants, including RCN, filed a Motion to Dismiss, or in the Alternative, for Summary Judgement ("the Motion"). Response and Reply Briefs have also been filed. At this writing, the Court has not scheduled oral argument on the Motion.

  6. Basic earnings per share is computed based on net (loss) income divided by the weighted average number of shares of common stock outstanding during the period.

  Diluted earnings per share is computed based on net (loss) income divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during the periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in the first quarter of 1998 and have a dilutive effect if the Company had income from continuing operations is 4,041,754.

  For periods prior to October 1, 1997, during which the Company was a wholly-owned subsidiary of C-TEC, earnings per share was calculated by dividing net
(loss) income by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

                                                     QUARTER ENDED MARCH 31,
                                                     ------------------------
                                                        1998         1997
                                                     -----------  -----------
   Net (loss)....................................... $   (67,752) $   (11,444)
   Basic earnings per average common share:
     Weighted average shares outstanding............  56,216,310   54,950,914
     Loss per average common share.................. $     (1.21) $      (.21)
   Diluted earnings per average common share:
     Weighted average shares outstanding............  56,216,310   54,950,914
     Dilutive shares resulting from stock options...         --           --
                                                     -----------  -----------
     Weighted average shares and common stock
      equivalents outstanding.......................  56,216,310   54,950,914
                                                     ===========  ===========
     Loss per average common share.................. $     (1.21) $      (.21)

  7. In August 1997, RCN and Potomac Electric Power Company ("PEPCO"), through wholly-owned subsidiaries, entered into a letter of intent to form a joint venture to own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the Greater Washington, D.C., Virginia and Maryland area. The venture in the form of an unregulated entity with a perpetual term, was formed pursuant to a joint venture agreement providing for the organization and operation of Starpower Communications, LLC ("Starpower").

  RCN owns 50% of the equity interest in Starpower and PEPCO owns the remaining 50% interest.

  RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

                       RCN CORPORATION AND SUBSIDIARIES

  8. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN Common Stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 of Erols stock options to 699,104 of RCN stock options at an average exercise price of $3.424 per share. The transaction was accounted for under the purchase method of accounting. In connection with the acquisition of Erols, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Erols. The preliminary results of this study indicate that at least $31,600 will be allocated to in-process technology, which the Company recorded as a charge in the first quarter of 1998.

  RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

  9. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly-owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was $7,368 in cash, 890,384 shares of RCN Common Stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 of Ultranet stock options to 117,052 of RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain holders of Ultranet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting. In connection with the acquisition of Ultranet, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Ultranet. The preliminary results of this study indicate that at least $13,100 will be allocated to in-process technology, which the Company recorded as a charge in the first quarter of 1998.

  RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

  10. In January 1998, Boston Edison Company ("BECO") notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

  11. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.

  12. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,588. The 9.8% Senior Discount Notes are general senior obligations of the Company. The 9.8% Senior Discount Notes will not pay cash interest prior

                       RCN CORPORATION AND SUBSIDIARIES
to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum. The 9.8% Indenture contains certain covenants that, among other things, limit the ability to the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

  13. The Company has elected to adopt Statement of Financial Accounting Standard No. 131--"Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the Company's historical general purpose financial statements.

                       RCN CORPORATION AND SUBSIDIARIES

  The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis, which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. Such results are as follows:

                                                               PRO FORMA
                                                           TOTAL RCN QUARTER
                                                            ENDED MARCH 31,
                                                          --------------------
                                                             1998       1997
                                                          ----------  --------
Sales:
  Voice.................................................. $    3,515  $    431
  Video..................................................     26,707    24,596
  Data...................................................      5,732         4
  Commercial & other.....................................      7,065     4,646
                                                          ----------  --------
    Total................................................     43,019    29,677
  Costs and expenses, excluding depreciation and
   amortization:
      Direct expenses....................................     18,837    11,287
      Operating, selling, general and administrative.....     33,815    14,237
                                                          ----------  --------
      EBITDA before nonrecurring charges.................     (9,633)    4,153
  Depreciation and amortization..........................     17,691    12,191
  Nonrecurring charge....................................        --     10,000
  Nonrecurring acquisition costs:
    In-process technology................................     44,700       --
                                                          ----------  --------
  Operating (loss).......................................    (72,024)  (18,038)
  Interest income........................................     13,046     5,153
  Interest expense.......................................    (22,735)   (3,431)
  Other (expense), net...................................     (1,381)      (33)
                                                          ----------  --------
  (Loss) before income taxes.............................    (83,094)  (16,349)
  (Benefit) for income taxes.............................    (11,682)   (4,800)
                                                          ----------  --------
  (Loss) before equity in unconsolidated entities and
   minority interest.....................................    (71,412)  (11,549)
  Equity in loss of unconsolidated entities..............       (709)     (805)
  Minority interest in loss of consolidated entities.....      4,369       910
                                                          ----------  --------
  Net (loss)............................................. $  (67,752) $(11,444)
                                                          ==========  ========
  BALANCE SHEET DATA (AT MARCH 31):
  Cash, temporary cash investments and short-term
   investments........................................... $  942,304  $ 53,137
  Property, plant and equipment.......................... $  373,587  $227,635
  Accumulated depreciation...............................    119,040    89,948
                                                          ----------  --------
  Net property, plant and equipment...................... $  254,547  $137,687
  Long-term debt (including current portion)............. $1,054,418  $131,250

  14. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130--"Reporting Comprehensive Income" ("SFAS 130"). This statement, which establishes standards for reporting and disclosure of comprehensive income, is effective for interim and annual periods beginning after December 15, 1997. The Company does not currently have any material items subject to disclosure pursuant to SFAS 130.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Erols Internet, Inc.

  We have audited the accompanying balance sheets of Erols Internet, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' deficit, and cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erols Internet, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Vienna, Virginia
January 15, 1998, except for Note 10,
as to which the date is February 20, 1998

                              EROLS INTERNET, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $ 2,540,857  $   103,718
  Accounts receivable, less allowance of $42,000 and
   $161,000 at December 31, 1996 and 1997,
   respectively......................................     233,508      544,051
  Restricted cash....................................         --       150,000
  Note receivable from related parties...............     350,000      370,572
  Prepaid expenses and other current assets..........      21,815       19,953
                                                      -----------  -----------
    Total current assets.............................   3,146,180    1,188,294
Property and equipment, net..........................  10,499,332   17,840,969
Restricted cash......................................     850,166      743,353
Deposits.............................................      63,321      395,711
                                                      -----------  -----------
    Total assets..................................... $14,558,999  $20,168,327
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable................................... $ 9,973,259  $ 8,651,104
  Accrued expenses...................................     586,874    1,404,170
  Current portion of unearned revenues...............  12,916,864   25,582,996
  Notes payable......................................     700,000      700,000
  Current portion of capital lease obligations.......     613,506    1,466,701
  Current portion of deferred gain...................      42,444       66,079
                                                      -----------  -----------
    Total current liabilities........................  24,832,947   37,871,050
                                                      -----------  -----------
Long-term portion of unearned revenues...............   3,440,928    8,906,491
Note payable to stockholder..........................         --     5,000,000
Long-term portion of capital lease obligations.......     994,343    1,852,026
Long-term portion of deferred gain...................      60,722       66,580
Deferred rent........................................     120,611      134,376
Commitments..........................................         --           --
Stockholders' deficit:
  Preferred Stock, $.001 par value; 10,000,000 shares
   authorized........................................         --           --
  Common Stock, $.001 par value; 50,000,000 shares
   authorized; 5,586,492 and 5,836,779 shares issued
   and outstanding at December 31, 1996 and 1997,
   respectively......................................       5,586        5,837
  Additional paid-in capital.........................   3,127,239    4,066,088
  Deferred stock compensation........................    (364,250)    (202,361)
  Accumulated deficit................................ (17,659,127) (37,531,760)
                                                      -----------  -----------
    Total stockholders' deficit...................... (14,890,552) (33,662,196)
                                                      ===========  ===========
    Total liabilities and stockholders' deficit...... $14,558,999  $20,168,327
                                                      ===========  ===========

                             See accompanying notes

                              EROLS INTERNET, INC.

                            STATEMENTS OF OPERATIONS

                                     PERIOD FROM
                                   AUGUST 1, 1995    YEAR ENDED DECEMBER 31,
                                   (INCEPTION) TO   --------------------------
                                  DECEMBER 31, 1995     1996          1997
                                  ----------------- ------------  ------------
Net revenues:
  Dial access revenues...........    $   125,752    $ 10,948,863  $ 33,588,925
  Other revenues.................            --              --      2,939,215
                                     -----------    ------------  ------------
    Total net revenues...........        125,752      10,948,863    36,528,140
                                     -----------    ------------  ------------
Costs and expenses:
  Cost of dial access revenues...         63,030       6,002,155    13,338,452
  Cost of other revenues.........            --              --      1,198,837
  Operations and customer
   support.......................        125,095       6,227,011     9,930,114
  Sales and marketing............        188,314       9,475,585    19,777,437
  General and administrative.....         90,880       2,092,421     5,584,224
  Depreciation and amortization..         16,741       2,013,967     6,360,573
                                     -----------    ------------  ------------
    Total costs and expenses.....        484,060      25,811,139    56,189,637
Loss from operations.............       (358,308)    (14,862,276)  (19,661,497)
Other income (expense):
  Other expense, net.............       (658,421)     (1,628,201)      (49,157)
  Interest expense, net..........         (1,545)       (150,376)     (161,979)
                                     -----------    ------------  ------------
    Net loss.....................    $(1,018,274)   $(16,640,853) $(19,872,633)
                                     ===========    ============  ============


                             See accompanying notes

                              EROLS INTERNET, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                           COMMON STOCK    ADDITIONAL    DEFERRED                     TOTAL
                         -----------------  PAID-IN       STOCK     ACCUMULATED   STOCKHOLDERS'
                          SHARES    AMOUNT  CAPITAL    COMPENSATION   DEFICIT        DEFICIT
                         ---------  ------ ----------  ------------ ------------  -------------
Balance at August 1,
 1995...................       --   $  --  $      --    $     --    $        --   $        --
  Net loss..............       --      --         --          --      (1,018,274)   (1,018,274)
                         ---------  ------ ----------   ---------   ------------  ------------
Balance at December 31,
 1995...................       --      --         --          --      (1,018,274)   (1,018,274)
  Contribution of
   divisional equity to
   Erols Internet, Inc.
   (Note 1).............       424     --       1,000         --             --          1,000
  Recapitalization of
   Erols Internet, Inc.
   (Note 1):
    Retirement of Common
     Stock of Erols
     Computer, Inc......      (424)    --      (1,000)        --             --         (1,000)
    Issuance of Common
     Stock of Erols
     Internet, Inc...... 4,272,023   4,272      5,803         --             --         10,075
  Issuance of Common
   Stock................ 1,314,469   1,314  2,757,186         --             --      2,758,500
  Compensatory stock
   options..............       --      --     364,250    (364,250)           --            --
  Net loss..............       --      --         --          --     (16,640,853)  (16,640,853)
                         ---------  ------ ----------   ---------   ------------  ------------
Balance at December 31,
 1996................... 5,586,492   5,586  3,127,239    (364,250)   (17,659,127)  (14,890,552)
  Issuance of Common
   Stock................   250,287     251    938,849         --             --        939,100
  Compensatory stock
   options..............       --      --         --      161,889            --        161,889
  Net loss..............       --      --         --          --     (19,872,633)  (19,872,633)
                         ---------  ------ ----------   ---------   ------------  ------------
Balance at December 31,
 1997................... 5,836,779  $5,837 $4,066,088   $(202,361)  $(37,531,760) $(33,662,196)
                         =========  ====== ==========   =========   ============  ============


                             See accompanying notes

                              EROLS INTERNET, INC.

                            STATEMENTS OF CASH FLOWS

                                      PERIOD FROM
                                     AUGUST 1, 1995
                                     (INCEPTION) TO  YEAR ENDED DECEMBER 31,
                                      DECEMBER 31,  --------------------------
                                          1995          1996          1997
                                     -------------- ------------  ------------
OPERATING ACTIVITIES
Net loss...........................   $(1,018,274)  $(16,640,853) $(19,872,633)
Adjustments to reconcile net loss
 to net cash (used in) provided by
 operating activities:
  Depreciation and amortization....        16,741      2,013,967     6,360,573
  Allowance for doubtful accounts..           --          42,000       119,000
  Gain related to sale-leaseback
   transactions....................                                    (42,444)
  Stock and stock option
   compensation expense............           --             --        161,889
  Changes in operating assets and
   liabilities:
    Accounts receivable............       (14,764)      (260,744)     (450,115)
    Prepaid expenses and other
     current assets................           --         (21,815)        1,862
    Restricted cash................           --        (850,166)      (43,187)
    Deposits.......................           --         (63,321)     (332,390)
    Accounts payable...............        92,400      9,880,859    (1,322,155)
    Accrued expenses...............        29,241        557,633       817,296
    Unearned revenues..............       743,496     15,614,296    18,131,695
    Deferred rent..................        68,105         52,506        13,765
                                      -----------   ------------  ------------
Net cash (used in) provided by
 operating activities..............       (83,055)    10,324,362     3,543,156
INVESTING ACTIVITIES
Purchases of property and
 equipment.........................      (416,945)   (10,174,143)  (11,350,440)
Proceeds from disposal of property
 and equipment.....................           --             --         12,172
Advance under note receivable from
 related parties...................           --        (350,000)          --
                                      -----------   ------------  ------------
Net cash used in investing
 activities........................      (416,945)   (10,524,143)  (11,338,268)
FINANCING ACTIVITIES
Proceeds from notes payable to
 bank..............................       500,000        700,000       600,000
Proceeds from notes payable to
 related party.....................           --             --      5,000,000
Payments of notes payable to bank..           --        (500,000)     (600,000)
Payments on obligations under
 capital leases....................           --        (227,937)     (581,127)
Net proceeds from issuance of
 Common Stock......................           --       2,768,575       939,100
                                      -----------   ------------  ------------
Net cash provided by financing
 activities........................       500,000      2,740,638     5,357,973
                                      -----------   ------------  ------------
Net increase (decrease) in cash and
 cash equivalents..................           --       2,540,857    (2,437,139)
Cash and cash equivalents at
 beginning of period...............           --             --      2,540,857
                                      -----------   ------------  ------------
Cash and cash equivalents at end of
 period............................   $       --    $  2,540,857  $    103,718
                                      ===========   ============  ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid......................   $     1,545   $    159,196  $    281,085
                                      ===========   ============  ============

                             See accompanying notes

                             EROLS INTERNET, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

  Erols Internet, Inc. (the "Company") began operations on August 1, 1995 as a division of OEO, Inc., which changed its name to Erols Internet, Inc. on December 2, 1996. The Company is an Internet service provider ("ISP"), offering a combination of low priced, high quality Internet access in targeted markets located throughout the corridor stretching from Massachusetts to Virginia.

  From its inception on August 1, 1995 through December 2, 1996, the Company operated as a division of OEO, Inc., a company that had two divisions consisting of the Company's ISP operations and a computer, television and video cassette recorder repair division. On December 2, 1996, OEO, Inc. reincorporated in the State of Delaware and changed its name to Erols Internet, Inc. Shortly thereafter, on December 28, 1996, the assets and liabilities of the computer, television and video cassette recorder repair division were spun-off to a newly formed Virginia corporation named Erol's Computer & TV/VCR, Inc.

  The financial statements of Erols Internet, Inc. as of and for the five month period ended December 31, 1995 have been prepared on the basis that Erols Internet, Inc. operated as a division of OEO, Inc. and accordingly, there are no equity accounts such as common stock or paid in capital related to the Internet division. The financial statements of Erols Internet, Inc. as of December 31, 1996 have been prepared on the basis that Erols Internet, Inc. operated as a separately incorporated company and accordingly, reflect the shares of Common Stock issued to the former stockholder of OEO, Inc. as a result of the reincorporation and recapitalization of Erols Internet, Inc. Additionally, the statements of operations for the period from August 1, 1995 (inception) to December 31, 1995 and for the period from January 1, 1996 to December 28, 1996 have been prepared from the historical books and records of the Internet division and include all amounts directly attributable and identifiable to the Internet business as well as indirect expenses, such as physical operating costs and management salaries. The physical operating costs and management salaries were charged based on square feet and hours attributable to the Internet business, respectively.

  The Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure, increase internal staffing, develop its systems and expand into new markets. The Company expects to continue to focus on increasing its subscriber base and geographic coverage. Accordingly, the Company expects its cost and operating expenses and capital expenditures to continue to increase significantly, all of which will have a negative impact on short-term operating results. The online services and Internet markets are highly competitive. The Company believes that existing competitors, Internet-based services, Internet service providers, Internet directory services and telecommunication companies are likely to enhance their service offerings resulting in greater competition for the Company. The competitive conditions could have the following effects: require additional pricing programs, increase spending on marketing, limit the Company's ability to expand its subscriber base and result in increase attrition in the existing subscriber base. There can be no assurance that growth in the Company's revenues or subscriber base will continue or that the Company will be able to achieve or sustain profitability or positive cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. On December 31, 1997, the Company had purchased $5,125,000 of U.S. Government securities under agreements to resell on January 1,

                             EROLS INTERNET, INC.

1998. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were held by the Company's asset managers. The market value of the securities approximated the carrying amount at December 31, 1997.

 Restricted Cash

  Certain capital lease agreements generally require the Company to maintain restricted cash deposit accounts with a bank which amounted to $850,166 and $893,353 as of December 31, 1996 and 1997, respectively.

 Impairment of Long-Lived Assets

  At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The Company made no adjustments to the carrying values of the assets during the period from August 1, 1995 (inception) to December 31, 1995 and during the years ended December 31, 1996 and 1997.

 Stock Compensation

  The Company accounts for its stock-based compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25") using the intrinsic value method. The Company has made pro forma disclosures required by SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") using the fair value method.

 Revenue Recognition

  The Company recognizes Internet access revenue when the services are provided. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, the Company offered one, two and three year contracts for Internet access that are generally paid for in advance by customers. The Company has deferred recognizing revenue on these advance payments and amortizes the amounts to revenue on a straight-line basis as the services are provided.

  The Company allows for cancellations of up to thirty days after service is initiated for a full refund. Any cancellations in the period subsequent to the first thirty days of service are refunded on a pro-rata schedule. The Company reviews its history of cancellations periodically and, when appropriate, records a reserve for estimated amount of returns.

  The Company recognizes web page hosting revenues when the services are rendered. During the year ended 1997, the Company offered monthly and one year contracts to host customers' web pages. The revenues related to these contracts were recognized on the straight line basis over the term of the contract. Revenues from internet classes and product sales are recognized as the service is performed or product shipped.

 Costs of Revenues

  Cost of dial access revenues primarily consists of telecommunication expenses inherent in the network infrastructure. Cost of dial access revenues also includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers.

                             EROLS INTERNET, INC.

 Advertising Costs

  All advertising and promotion costs are expensed as incurred. During the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, the Company expensed $121,451, $6,530,877 and $12,267,445, respectively, as advertising costs.

 Income Taxes

  Prior to December 28, 1996, the Internet Business operated as a division of OEO, Inc. and accordingly, a consolidated tax return for OEO, Inc. was filed. Since OEO, Inc. generated consolidated net losses for the period from August 1, 1995 to December 28, 1996, no provision for income taxes would have been recorded for the consolidated company and, as such, no additional disclosure has been made as to the Internet division's portion of the net losses for tax purposes. In connection with the reincorporation of OEO, Inc. and the spin-off of Erol's Computer & TV/VCR, Inc., the provision for income taxes and the resulting deferred tax asset (see Note 8) for the Company using the liability method was calculated for the period December 2, 1996 through December 31, 1996. There was no provision for income taxes required for this period.

 Financial Instruments and Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The cash and restricted cash are held by a high credit quality financial institution. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The concentration of credit risk is mitigated by the large customer base. The carrying amount of the receivables approximates their fair value.

 Sources of Supplies

  The Company relies on local telephone companies and other companies to provide data communications. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results. Although the Company attempts to maintain multiple vendors for each required product, its modems, terminal servers, and high-performance routers, which are important components of its network, are currently acquired from two sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could result, which would affect operating results adversely.

 Recent Pronouncements

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", which is required to be adopted for the year ended December 31, 1998. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statements of Stockholders' Deficit. The Company will be required to restate earlier periods provided for comparative purposes. The disclosure for comprehensive income is not expected to be material.

                             EROLS INTERNET, INC.

3. PROPERTY AND EQUIPMENT

  Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging between three and seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

  Property and equipment consisted of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
   Computer equipment.................................. $11,570,218 $24,517,954
   Furniture, fixtures, and office equipment...........     721,218   1,378,768
   Leasehold improvements..............................     238,604     335,528
                                                        ----------- -----------
                                                         12,530,040  26,232,250
   Less accumulated depreciation.......................   2,030,708   8,391,281
                                                        ----------- -----------
                                                        $10,499,332 $17,840,969
                                                        =========== ===========

4. NOTES PAYABLE

  Pursuant to a promissory note agreement dated December 20, 1995, the Company owed $500,000 to a financial institution as of December 31, 1995. The loan bore interest at an annual rate of 1.5% plus prime rate (10% at December 31, 1995). Prior to the repayment of the loan balance, the loan was collateralized by certain assets of the Company and was guaranteed by an officer and stockholder of the Company. During 1996, the Company repaid the balance of the note plus unpaid interest totaling $16,131.

  As of December 31, 1996 and 1997, the Company had a short-term line of credit arrangement with a bank which allowed for aggregate borrowings up to $700,000. As of December 31, 1996 and 1997, $700,000 was outstanding under this arrangement. The line of credit bears interest at the bank prime rate plus 1 1/2 % per annum (10% as of December 31, 1997). As of December 31, 1996 and 1997, the Company has accrued $2,051 and $7,158, respectively, of interest related to this line of credit. The note is due on September 25, 1998. The line of credit is personally guaranteed by an officer and stockholder of the Company. See Note 6.

  During December 1997, the Company entered into a subordinated revolving line of credit agreement, with a maximum borrowing amount of $5,000,000, and a $5,000,000 subordinated note payable agreement with a stockholder. The Company received the proceeds from the $5,000,000 note payable in December 1997 and utilized the proceeds to repay certain accounts payable. The subordinated revolving line of credit and note payable bear interest at a fluctuating rate equal to the greater of 11% per annum or 4 1/2per annum over the prime rate. The subordinated revolving line of credit agreement provides for an unused facility fee equal to 1/2% of the difference between the average daily balance outstanding and the $5,000,000 maximum borrowing amount, payable quarterly. The revolving line of credit and the note payable are secured by certain assets of the Company. The balance of the note payable, as well as any outstanding borrowings under the line of credit facility, are due upon the acquisition of more than 50% of the Company's outstanding Common Stock or the sale in an underwritten public offering of debt or equity securities issued by the Company.

                             EROLS INTERNET, INC.

5. COMMITMENTS

 Operating Leases

  The Company leases office space and various office and computer equipment under non-cancelable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses including maintenance, real estate taxes and other expenses. Rent expense for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, was $12,601, $843,615 and $2,236,183, respectively. The Company is also required to pay additional rent based on certain percentages of revenues recorded by the various stores (kiosks) when the revenues exceed certain predetermined amounts. The Company has not incurred any significant additional rent charges to date.

  As of December 31, 1997, payments due under non-cancelable operating leases are as follows:

   1998.............................................................. $1,301,609
   1999..............................................................    914,082
   2000..............................................................    578,203
   2001..............................................................    461,561
   2002..............................................................    314,831
                                                                      ----------
                                                                      $3,570,286
                                                                      ==========

 Capital Leases

  The Company leases certain office and computer equipment as a result of sales-leaseback agreements, which will be accounted for as capital leases. The Company recorded approximately $192,000 of deferred gain related to the difference between the sale price of the equipment and present value of the minimum lease payments. The Company will amortize the deferred gain to other income over the lease term. Computer equipment held under capital leases at December 31, 1996 and 1997 amounted to $1,956,407 and $4,320,349, respectively. Accumulated amortization related to this equipment amounted to $480,384 and $1,329,551 at December 31, 1996 and 1997, respectively.
Amortization related to capital leased equipment is included in depreciation and amortization expense. The non-cash portion of these transactions has been excluded from the Statements of Cash Flows.

  As of December 31, 1997, future minimum lease payments under the capital leases are as follows:

   1998............................................................. $1,805,933
   1999.............................................................  1,487,236
   2000.............................................................    536,826
                                                                     ----------
                                                                      3,829,995
   Less interest....................................................   (511,268)
                                                                     ----------
   Present value of net minimum payments............................  3,318,727
   Less current portion.............................................  1,466,701
                                                                     ----------
                                                                     $1,852,026
                                                                     ==========

                             EROLS INTERNET, INC.

 Letters of Credit

  During 1996 and 1997, in connection with capital lease agreements, the Company obtained several letters of credit with a financial institution in the amounts of the lease obligations. As collateral for these letters of credit, the financial institution required that the Company invest certain amounts in certificate of deposits at the financial institution. The total amount of cash restricted in connection with these letters of credit is approximately $905,000 and $837,000 at December 31, 1996 and 1997, respectively. The certificates of deposit bear interest at a rate of 4.7%, mature in one year and are renewable at the option of the financial institution. The letters of credit expire in 1998 and will be automatically renewed, subject to certain withdrawal privileges by the Company, by the financial institution for an additional one year period for each year under which the capital lease obligations are outstanding.

 Employment Agreements

  During 1996 and 1997, the Company executed employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next two years:

   1998.............................................................. $  840,000
   1999..............................................................    225,000
                                                                      ----------
                                                                      $1,065,000
                                                                      ==========

 Other Commitments

  Effective January 31, 1997, the Company entered into an ISP License Agreement with a vendor. The Company agreed to license a minimum of 1,000,000 software mailbox products in exchange for $3,000,000, which is to be paid in quarterly installments over the next three years. After exceeding the 1,000,000 software mail box products, the Company may license additional mailbox products for a fee of $3.00 per mailbox.

6. RELATED PARTY TRANSACTIONS

  Since inception, the Company has shared common facilities and operating costs such as executive management salaries, accounting, supplies, marketing, etc., with Erol's Computer & TV/VCR, Inc. (the "Affiliated Company") which shares common ownership with the Company. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, $11,530, $721,557 and $0 were charged to operations related to shared facilities and operating costs, respectively.

  The Company executed a promissory note agreement with an Individual (the "Individual"), an officer and stockholder of the Company, and the Affiliated Company, whereby the Company agreed to loan $350,000 to the Individual and the Affiliated Company. The note bears annual interest at a rate equivalent to the federal rate, defined by the Internal Revenue Code. The balance of the note plus compounded interest will become due to the Company three weeks after the date on which the short-term line of credit arrangement expires and the Individual has been released as a guarantor of the line of credit arrangement with the bank.

  Since inception in August 1995 through December 31, 1996, Erols Internet paid certain expenses related to the Affiliated Company on behalf of the Affiliated Company. These expenses amounted to $658,422 and $1,645,511 during the period from August 1, 1995 (inception) to December 31, 1995 and during the year ended December 31, 1996, respectively. Since there is no intention to repay these amounts to the Company, the Company has written off the receivable and has included the amount in other expense in the Statements of Operations.

                             EROLS INTERNET, INC.

  Effective January 1, 1997, the Company entered into a five year management agreement with Erol's Computer & VCR (the "Affiliated Company"). Pursuant to this agreement, the Company will provide office space, general and administrative services, sales services and print advertising services to the Affiliated Company in exchange for a management fee. The management fee is based on actual direct labor charges to the Affiliated Company and an allocation of facilities costs based on square feet used by the Affiliated Company. During the year ended December 31, 1997, the management fee amounted to $58,784. The $58,784 is included in accounts receivable as of December 31, 1997. During December 1997, the parties agreed to terminate the agreement effective December 31, 1997.

  The Company purchased computer equipment for resale and internal use from the Affiliated Company. During the year ended December 31, 1997, purchases amounted to $532,714.

7. STOCKHOLDERS' DEFICIT

 Equity transactions

  During 1995, the Company operated as a division of OEO, Inc. and accordingly, had no Common Stock outstanding. During 1996, as a part of the reorganization, the sole common stockholder was issued 4,272,023 shares of voting Common Stock, par value $0.001 in Erols Internet, Inc.

  In December 1996, the Company completed a private placement to raise total proceeds of approximately $3,000,000 from an outside investor (the "Minority Stockholder"). The Company sold 1,314,469 shares of voting Common Stock at $2.29 per share.

  In May 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 131,447 shares of voting Common Stock at $3.80 per share.

  In September 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 114,600 shares of voting Common Stock at $4.36 per share.

  On December 4, 1997, the Board of Directors and stockholders of the Company approved a 1 for 2.3583672 reverse stock split of the Company's $0.001 par value voting Common Stock, which became effective on December 5, 1997. In addition, the Company eliminated the authorized non-voting Common Stock. All references in the accompanying financial statements to the number of shares of Common Stock and per-share amounts have been restated to reflect these transactions.

 Stock Option Plan

  During 1996, the Company adopted a stock option plan (the "Option Plan") which permits the Company to grant up to 657,234 voting Common Stock options to employees, board members and others who contribute materially to the success of the Company. During 1997, the Company increased the number of options available for grant under the plan to 826,843. Stock options are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of hire. The contractual term of the options is ten years from the date of grant.

  In December 1996, the Company issued 328,617 options to a certain officer at an exercise price of $1.18 which was considered to be below fair market value at the time of the option grant. Accordingly, the Company

                             EROLS INTERNET, INC.

recorded deferred stock compensation of $364,250 which will be amortized to expense over the vesting period of three years beginning in January 1997, of which $161,889 was recognized as expense during 1997.

  Common stock option activity was as follows:

                                          YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                                       1996                     1997
                             ------------------------ -------------------------
                                         WEIGHTED-                 WEIGHTED-
                             NUMBER OF    AVERAGE                   AVERAGE
                               SHARES  EXERCISE PRICE  SHARES    EXERCISE PRICE
                             --------- -------------- ---------  --------------
   Outstanding at beginning
    of year................       --       $ --         455,823      $1.49
   Options granted.........   455,823       1.49        675,611       3.04
   Options exercised.......       --         --          (4,240)      3.32
   Options canceled or
    expired................       --         --         (75,333)      2.29
                              -------      -----      ---------      -----
   Outstanding at end of
    year...................   455,823      $1.49      1,051,861      $2.42
                              =======      =====      =========      =====
   Exercisable at year-
    end....................       --       $ --         264,278      $1.91
                              =======      =====      =========      =====

  As of December 31, 1997, there were 95,119 options available for future grants under the Option Plan.

  The following table summarizes information about fixed-price stock options outstanding at December 31, 1997:

                                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                              --------------------------------------- ------------------------
                                                  AVERAGE   WEIGHTED-     NUMBER     WEIGHTED-
                                   NUMBER        REMAINING   AVERAGE  EXERCISABLE AT  AVERAGE
                               OUTSTANDING AT   CONTRACTUAL EXERCISE   DECEMBER 31,  EXERCISE
   RANGE OF EXERCISE PRICES   DECEMBER 31, 1997    LIFE       PRICE        1997        PRICE
   ------------------------   ----------------- ----------- --------- -------------- ---------
   Less than $2.30.........         784,238         9.0       $1.82      253,332       $1.81
   $2.30 - $4.75...........         267,623         9.0        4.18       10,946        4.17
                                  ---------                   -----      -------       -----
   $1.18 - $4.55...........       1,051,861                    2.42      264,278        1.91
                                  =========                   =====      =======       =====

  Had compensation expense related to the stock option plan been determined based on the fair value at the grant date for options granted during the period from August 1, 1995 to December 31, 1995 and for the years ended December 31, 1996 and 1997 consistent with the provisions of SFAS 123, the Company's net loss would have been as follows:

                                       PERIOD FROM
                                      AUGUST 1, 1995
                                      (INCEPTION TO   YEARS ENDED DECEMBER 31,
                                       DECEMBER 31,  --------------------------
                                           1995          1996          1997
                                      -------------- ------------  ------------
   Net loss--pro forma...............  $(1,018,274)  $(16,690,399) $(20,086,156)
                                       ===========   ============  ============

  The effect of applying SFAS 123 on 1995, 1996 and 1997 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1996 and 1997: dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 6.5%; and expected terms from 3 to 4 years. The weighted average fair values of the options granted in 1996 and 1997 with a stock price equal to the exercise

                             EROLS INTERNET, INC.

price is $1.31 and $1.79, respectively. The weighted average fair value of the options granted in 1996 with a stock price greater than the exercise price in 1996 is $0.38.

 Reserve for Issuance

  As of December 31, 1997, the Company had reserved 11,151,220, respectively, shares of non-voting common stock, preferred stock and voting Common Stock options.

8. INCOME TAXES

  Net deferred income tax assets are as follows:

                                                            DECEMBER 31,
                                                      -------------------------
                                                         1996          1997
                                                      -----------  ------------
   Unearned revenue.................................. $ 1,307,553  $  7,766,210
   Operating loss carryforwards......................   1,913,864     2,793,213
   Provision for bad debts...........................      15,960        61,305
   Accrued vacation..................................         --         50,005
   Deferred rent.....................................         --         51,009
   Stock options.....................................         --         61,452
   Depreciation......................................    (228,000)     (267,131)
                                                      -----------  ------------
   Deferred tax assets...............................   3,009,377    10,516,063
   Valuation allowance...............................  (3,009,377)  (10,516,063)
                                                      -----------  ------------
   Net deferred tax assets........................... $       --   $        --
                                                      ===========  ============

  At December 31, 1997, the Company has net operating loss carryforwards amounting to approximately $7,358,305. Operating loss carryforwards expire in 2010 and 2011.

9. CONTINGENCIES

  On September 1, 1997, a motion for judgment was filed against the Company in Virginia state court by the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, the Company's former Vice President, Marketing seeks to exercise certain stock options. Discovery has just been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense. The Company doesn't believe that the conclusion of this matter will materially affect the Company's financial position or results of operations.

10. SUBSEQUENT EVENT

  On January 21, 1998, the Company entered into an Agreement and Plan of Merger with RCN Corporation ("RCN"). In the transaction, RCN will issue common stock and replacement stock options valued at $48,500,000 and pay $35,000,000 in cash, including the assumption and repayment of the $5,700,000 note payable, in exchange for all of the outstanding equity securities of Erols Internet, Inc. The Agreement and Plan of Merger was closed on February 20, 1998.

  In conjunction with the merger agreement with RCN, certain outstanding options held by two employees of the Company became fully vested. Additionally, all outstanding options held by non-employees will fully vest and be repurchased by the Company at a price equal to the difference between $14 and the option exercise price multiplied by the number of outstanding options.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESEN-
TATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTA-TION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   9
Use of Proceeds..........................................................  24
Dilution.................................................................  24
Dividends................................................................  24
Capitalization...........................................................  25
Market Price and Dividend Information....................................  26
Unaudited Pro Forma Consolidated Financial Statements of Operations......  27
Selected Historical Consolidated Financial Data..........................  32
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Business.................................................................  48
Management...............................................................  78
Shares Eligible for Future Sale..........................................  85
Security Ownership of Management, Principal Stockholders and Selling
 Stockholders............................................................  87
Description of Capital Stock.............................................  90
Underwriting.............................................................  94
Legal Matters............................................................  96
Experts..................................................................  96
Additional Information...................................................  96
Index to Financial Statements............................................ F-i

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                               6,000,000 SHARES
                                     LOGO

                                RCN CORPORATION

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                             SALOMON SMITH BARNEY

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                      PRUDENTIAL SECURITIES INCORPORATED

                                 JUNE 19, 1998

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